AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1996
                                                      REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         SINCLAIR BROADCAST GROUP, INC.

             (Exact name of registrant as specified in its charter)

          Maryland                             4833                      52-1494660
(State or other jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)       Classification Code Number)      Identification Number)

                            -----------------------

                              2000 WEST 41ST STREET
                            BALTIMORE, MARYLAND 21211
                                 (410) 467-5005

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 DAVID D. SMITH
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         SINCLAIR BROADCAST GROUP, INC.
                              2000 WEST 41ST STREET
                            BALTIMORE, MARYLAND 21211
                                 (410) 467-5005

    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            -----------------------
                                 With a copy to:

          George P. Stamas, Esq                Steven A. Thomas, Esq.
        Wilmer, Cutler & Pickering            Thomas & Libowitz, P.A.
           2445 M Street, N.W             100 Light Street -- Suite 1100
         Washington, D.C. 20037                 Baltimore, MD 21202
            (202) 663-6000                        (410) 752-2468

                            -----------------------
              Approximate date of commencement of proposed sale of
                         the securities to the public:
As soon as practicable after the effective date of this Registration Statement.
                            -----------------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
 -----------------------------------------------------------------------------

                                        Proposed     Proposed maximum
Title of each class                      maximum        aggregate           Amount of
of securities to be   Amount to be   offering price     offering          registration
     registered        registered     per  unit (a)       price              fee
- -------------------  -------------- ---------------- ------------------ ----------------
Class A Common Stock   5,564,253     $   37.25      $  207,268,424.20   $      71,472
- -------------------  -------------- ---------------- ------------------ ----------------

   (a) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 based on the average of the high and low prices paid for a share of the Registrant's Class A Common Stock, $.01 par value, as reported by the Nasdaq National Market on September 11, 1996.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                SUBJECT TO COMPLETION DATED SEPTEMBER 18, 1996

PROSPECTUS

                                5,564,253 SHARES
                                     [logo]
                         (SBG Sinclair Broadcast Group)
                              CLASS A COMMON STOCK
                            PAR VALUE $.01 PER SHARE

   All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") offered hereby are being sold by the Selling Stockholders, as defined herein. Sinclair Broadcast Group, Inc. (the "Company") will not receive any of the proceeds from the sale of shares offered hereby. The shares offered hereby may be sold by the Selling Stockholders in transactions on the over-the-counter market, in privately negotiated transactions, or otherwise, at prices prevailing at the time of sale or related to the then-current market price, or as may be negotiated at the time of sale.

   The Class A Common Stock is traded on the Nasdaq National Market System under the symbol "SBGI." On September 17, 1996, the last reported sale price of the Class A Common Stock as reported by Nasdaq was $39 1/2 per share. See "Price Range of Common Stock."

   The Company's outstanding capital stock consists of the Class A Common Stock, shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") and shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"). The Company has also authorized Series A Exchangeable Preferred Stock, par value $.01 per share, all of which has been exchanged for Series B Preferred Stock. The rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") are identical, except that each share of Class A Common Stock entitles the holder thereof to one vote in respect of matters submitted for the vote of holders of Common Stock, whereas each share of Class B Common Stock entitles the holder thereof to one vote on "going private" and certain other transactions and to ten votes on other matters. The Controlling Stockholders (as defined) have the power to vote 100% of the outstanding shares of Class B Common Stock representing, together with the Class A Common Stock held by the Controlling Stockholders, approximately 96.4% of the aggregate voting power of the Company's capital stock. Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon sale or other transfer to a party other than certain affiliates of the Controlling Stockholders. See "Description of Capital Stock." The Company intends to offer 2,000,000 shares of Series C Preferred Stock, par value $.01 per share, with an aggregate liquidation value of $200 million, by a separate prospectus (the "Preferred Stock Offering").

   See "Risk Factors" beginning on page 10 for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                     The date of this Prospectus is , 1996.

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                         SINCLAIR BROADCAST GROUP, INC.

[Map showing location of television and radio stations owned and operated by the Company, or to which the Company provides programming services pursuant to local marketing agreements]

                              PROSPECTUS SUMMARY

   The following summary should be read in conjunction with the more detailed information, financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise indicates, as used herein, the "Company" or "Sinclair" means Sinclair Broadcast Group, Inc. and its wholly owned subsidiaries (collectively, the "Subsidiaries"). Capitalized terms used in this Prospectus have the meaning set forth in the Glossary of Defined Terms, which appears at the end of this Prospectus.

                                   THE COMPANY

   The Company is a diversified broadcasting company that owns or provides programming services to more television stations than any other commercial broadcasting group in the United States. The Company currently owns or provides programming services to 28 television stations and has an option to acquire one additional television station. The Company believes it is also one of the top 20 radio groups in the United States, when measured by total number of radio stations owned, programmed or with which the Company has joint sales agreements
(JSAs). The Company owns or provides programming services to 21 radio stations, has pending acquisitions of two radio stations (one of which it currently programs pursuant to a local marketing agreement (LMA)), has JSAs with three radio stations and has options to acquire an additional seven radio stations.

   The 28 television stations the Company owns or programs pursuant to LMAs are located in 20 geographically diverse markets, with 23 of the stations in the top 51 television DMAs in the United States. The Company's television station group is diverse in network affiliation with 10 stations affiliated with Fox, 11 with UPN, two with ABC and one with CBS. Four stations operate as Independents.

   The Company's radio station group is also geographically diverse with a variety of programming formats including country, urban, news/talk/sports, progressive rock and adult contemporary. Of the 25 stations owned, programmed or with which the Company has a JSA, 12 broadcast on the AM band and 13 on the FM band. The Company owns or programs from two to seven stations in all but one of the radio markets it serves.

   The Company has undergone rapid and significant growth over the course of the last five years. Beginning with the acquisition of WPGH in Pittsburgh in 1991, the Company has increased the number of television stations it owns or programs from three to 28. From 1991 to 1995, net broadcast revenues and operating cash flow increased from $39.7 million to $187.9 million, and $15.5 million to $105.8 million, respectively. Pro forma for the acquisitions described below, 1995 net broadcast revenue and operating cash flow would have been $406.4 million and $190.6 million, respectively.

                               RECENT ACQUISITIONS

   On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") was signed into law. The 1996 Act represents the most sweeping overhaul of the country's telecommunications laws since the Communications Act of 1934. The Company believes that the enactment of the 1996 Act, which relaxes the broadcast ownership rules, presents a unique opportunity to build a larger and more diversified broadcasting company. Accordingly, the Company has acted to capitalize on the opportunities provided by the 1996 Act. Since the 1996 Act became effective, the Company has acquired, obtained options to acquire, or obtained the right to program 16 television and 33 radio stations for an aggregate consideration of approximately $1.2 billion. These acquisitions (the "Recent Acquisitions") are described below, and are included in the pro forma consolidated financial data appearing elsewhere in this Prospectus.

     o River City Acquisition. On April 10, 1996, the Company agreed to acquire certain assets of River City Broadcasting, L.P. ("River City"), a major television and radio broadcasting company headquartered in St. Louis, Missouri (the "River City Acquisition"). On May 31, 1996, the Company acquired the Non-License Assets of nine television stations (one of which was owned by another party and programmed by River City pursuant to an
LMA) and 21 radio stations. Concurrently, the Company acquired (i) an option to purchase the License Assets of eight of the television stations and all 21 radio stations owned by River City for any exercise price of $20 million, (ii) River City's rights under an LMA with respect to one television station and one radio station (which radio station the Company has since agreed to acquire), (iii) River City's rights under JSAs with respect to three radio stations, and (iv) River City's rights to acquire eight additional radio stations (one of which the company has subsequently exercised) . The Company also entered into an LMA with River City to program the eight television stations and 21 radio stations pending acquisition of the License Assets. The Company paid an aggregate of $838.7 million in cash and issued 1,150,000 shares of Series B Preferred Stock to acquire the Non-License Assets and the options for the License Assets and the rights described above. The Company also obtained an option to purchase from River City the assets of WSYX-TV in Columbus, Ohio, for an exercise price of approximately $235 million. See "Business -- Acquisition Strategy."

     o Superior Acquisition. On May 8, 1996, the Company acquired WDKY-TV (Lexington, Kentucky) and KOCB-TV (Oklahoma City, Oklahoma), by acquiring the stock of Superior Communications Inc. (the "Superior Acquisition") for approximately $63.0 million.

     o Flint Acquisition. On February 27, 1996 the Company acquired the assets of WSMH-TV (Flint, Michigan) (the "Flint Acquisition") for approximately $35.4 million.

   o Cincinnati/Kansas City Acquisitions. On July 1, 1996, the Company acquired the assets of KSMO-TV (Kansas City, Missouri) ("KSMO") and on August 1, 1996, it acquired the assets of WSTR-TV (Cincinnati, Ohio) ("WSTR" and together, the "Cincinnati/Kansas City Acquisitions") for approximately $34.2 million.

   o Peoria/Bloomington  Acquisition.  On July 1, 1996, the Company acquired the
assets  of  WYZZ-TV  (Peoria/Bloomington,   Illinois)  (the  "Peoria/Bloomington
Acquisition" or "WYZZ") for approximately $21.2 million.

   The Company continues to evaluate potential radio and television acquisitions focusing primarily on stations located in the 20th to the 75th largest DMAs or MSAs. In assessing potential acquisitions, the Company examines opportunities to improve revenue share, audience share and/or cost control.

                               OPERATING STRATEGY

   The Company's operating strategy is to (i) attract audience share through the acquisition and broadcasting of popular programming, children's television programming, counter-programming, local news programming in selected DMAs, and popular sporting events in selected DMAs; (ii) increase its share of market revenues through innovative sales and marketing efforts; (iii) aggressively control programming and other operating costs; (iv) attract and retain high quality management; (v) involve its stations extensively in their communities; and (vi) establish additional television LMAs and increase the size of its radio clusters.

   The Company's LMA arrangements in markets where it already owns a television station are a major factor in enabling the Company to increase its revenues and improve operating margins. These LMAs have also helped the Company to manage its programming inventory effectively and increase the Company's broadcast revenues in those markets. In addition, the Company believes that its LMA arrangements have assisted certain television and radio stations whose operations may have been marginally profitable to continue to air popular programming and contribute to programming diversity in their respective DMAs and MSAs.

                               RECENT DEVELOPMENTS

   On August 21, 1996, the Company entered into an agreement (the "Fox Agreement") with Fox which, among other things, provides that affiliation agreements between Fox and eight stations owned or provided programming services by the Company would be amended to have new five-year terms commencing on the date of the Fox Agreement. Fox has the option to extend the affiliation agreements for an additional 5-year term and generally must extend all of the affiliation agreements if it extends any. The Fox Agreement also provides that the Company will have the right to purchase, for fair market value, any station Fox acquires in a market currently served by a Company-owned Fox affiliate
(other than the Norfolk and Raleigh-Durham markets) if Fox determines to terminate the affiliation agreement with the Company's station in that market and operate the station acquired by Fox as a Fox affiliate. The agreement confirmed that the Fox affiliation agreements for WTTO (Birmingham, Alabama) would terminate on September 1, 1996, and that affiliation agreements for WTVZ (Norfolk, Virginia) and WLFL (Raleigh, North Carolina) will terminate on August 31, 1998. See "Business -- Television Broadcasting."

                   COMMON STOCK AND PREFERRED STOCK OFFERINGS

   The Company has filed a registration statement with respect to the sale by the Company of up to 5,750,000 shares of Class A Common Stock and also intends to offer for sale 2,000,000 shares of Series C Preferred Stock, with an aggregate liquidation preference of $200 million. The Company expects to complete both the sale of the shares of Class A Common Stock and the sale of the shares of the Series C Preferred Stock at or about the same time. The consummation of the Common Stock Offering and the Preferred Stock Offering are not contingent on one another. The net proceeds of the sale of the Class A Common Stock and the Series C Preferred Stock will be used to reduce the amount outstanding under the Company's Bank Credit Agreement.

                                CORPORATE HISTORY

   The Company is the successor to businesses founded by the late Julian S. Smith, the father of the Company's current majority stockholders. These predecessor businesses began broadcasting on their first television station in 1971 when construction of WBFF-TV in Baltimore was completed. Subsequently, the predecessor businesses were expanded through the construction of stations in additional markets and, in 1986, were acquired by the Company. The Company was formed by certain stockholders, including the Company's current majority stockholders, David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (collectively, the "Controlling Stockholders"), and their parents.

   The Company is a Maryland corporation that was formed in 1986. The Company's principal offices are located at 2000 West 41st Street, Baltimore, Maryland 21211, and its telephone number is (410) 467-5005.

                       TELEVISION BROADCASTING PROPERTIES

   The following table sets forth certain information regarding the television stations owned and operated or provided programming services by the Company:

                                    MARKET
              MARKET                RANK(A)  STATIONS  STATUS(B)  CHANNEL   AFFILIATION
- ---------------------------------  -------- ---------- --------- --------- -------------
Pittsburgh, Pennsylvania.........   19      WPGH       O&O       53        FOX
                                            WPTT       LMA       22        UPN
St. Louis, Missouri..............   20      KDNL       LMA (d)   30        ABC
Sacramento, California...........   21      KOVR       LMA (d)   13        CBS
Baltimore, Maryland..............   23      WBFF       O&O       45        FOX
                                            WNUV       LMA       54        UPN
Indianapolis, Indiana............   25      WTTV       LMA (d)   4         UPN
                                            WTTK(c)    LMA (d)   29        UPN
Cincinnati, Ohio.................   29      WSTR       O&O       64        UPN
Raleigh-Durham, North Carolina ..   30      WLFL       O&O       22        FOX
                                            WRDC       LMA       28        UPN
Milwaukee, Wisconsin.............   31      WCGV       O&O       24        UPN
                                            WVTV       LMA       18        IND(g)
Kansas City, Missouri............   32      KSMO       O&O       62        UPN
Columbus, Ohio...................   34      WTTE       O&O       28        FOX
Asheville, North Carolina and
Greenville/Spartanburg/Anderson,
South Carolina...................   35      WLOS       LMA (d)   13        ABC
                                            WFBC       LMA (e)   40        IND(g)
San Antonio, Texas...............   37      KABB       LMA (d)   29        FOX
                                            KRRT       LMA (f)   35        UPN
Norfolk, Virginia................   40      WTVZ       O&O       33        FOX
Oklahoma City, Oklahoma..........   43      KOCB       O&O       34        UPN
Birmingham, Alabama..............   51      WTTO       O&O       21        IND(g)
                                            WABM       LMA       68        UPN
Flint/Saginaw/Bay City, Michigan..  60      WSMH       O&O       66        FOX
Lexington, Kentucky..............   68      WDKY       O&O       56        FOX
Des Moines, Iowa.................   72      KDSM       LMA (d)   17        FOX
Peoria/Bloomington, Illinois ....  109      WYZZ       O&O       43        FOX
Tuscaloosa, Alabama..............  187      WDBB       LMA       17        IND(g)

- ----------
   (a) Rankings are based on the relative size of a station's DMA among the 211 generally recognized DMAs in the United States as estimated by Nielsen.

   (b) "O&O" refers to stations owned and operated by the Company and "LMA" refers to stations to which the Company provides programming services pursuant to an LMA.

   (c) WTTK currently simulcasts all of the programming aired on WTTV.

   (d) Non-License Assets acquired from River City and option exercised to acquire License Assets. Will become owned and operated upon FCC approval of transfer of License Assets and closing of acquisition of License Assets.

   (e) Non-License Assets acquired from River City. License Assets to be transferred to Glencairn, subject to the Company's LMA, upon FCC approval of transfer of License Assets.

   (f) River City provided programming to this station pursuant to an LMA. The Company acquired River City's rights under the LMA from River City and the Non-License Assets from the owner of this station. The License Assets are to be acquired by Glencairn, subject to the Company's LMA, upon FCC approval of transfer of License Assets.

   (g) "IND" or "Independent" refers to a station that is not affiliated with any of ABC, CBS, NBC, Fox, UPN or Warner Brothers.

                                  THE OFFERING


Class A Common Stock offered ...  5,564,253 shares(a)

Common Stock outstanding          12,011,553  shares of Class A Common Stock(b)
  after the offering ...........  28,302,681  shares  of Class B  Common  Stock
                                  40,314,234 total shares of Common Stock

Use of proceeds ................  The Company  will not  receive  any  proceeds from the sale of the shares offered hereby.
Voting rights ..................  The holders of the Class A Common Stock,  the
                                  Class B Common Stock and the Series B Preferred Stock vote together as a single class (except as may be otherwise required by Maryland law) on all matters submitted to a vote of stockholders, with each share of Class A Common Stock entitled to one vote, each share of Class B Common Stock entitled to one vote on "going private" and certain other transactions and to ten votes on other matters and each share of Series B Preferred Stock entitled to 3.64 votes (subject to adjustments). Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon the sale or other transfer of such share of Class B Common Stock to a person or entity other than a Permitted Transferee (as defined herein). Each share of Series B Preferred Stock may be converted at any time, at the option of the holder, into 3.64 shares of Class A Common Stock (subject to adjustments). Each class of Common Stock otherwise has identical rights. Approximately 96.4% of the total voting power of the Common Stock will be owned by the Controlling Stockholders. See "Risk Factors -- Voting Rights; Control by Controlling Stockholders; Potential Anti-Takeover Effect of Disproportionate Voting Rights."

Nasdaq National Market System
 symbol ........................ SBGI

Dividend policy ................ The Company generally has not paid a dividend on its Common Stock and does not expect to pay cash dividends in the foreseeable future. The Company's ability to pay cash dividends in the future is subject to limitations and
                                 prohibitions   contained   in  certain   debt
                                 instruments to which the Company is a party.
- ----------
(a) This amount includes 4,181,818 shares of Class A Common Stock issuable upon conversion of Series B Preferred Stock and 1,382,435 shares of Class A Common Stock issuable upon exercise of options held by Barry Baker.

(b) This amount includes 6,447,300 shares currently issued and outstanding and the 5,564,253 shares registered by the registration statement of which this Prospectus is a part. This amount excludes 5,000,000 shares of Class A Common Stock with respect to which the Company has filed a registration statement and also excludes 1,259,238 shares of Class A Common Stock reserved for issuance pursuant to the Company's Incentive Stock Option Plan, the Company's Designated Participants Stock Option Plan and the Company's Long Term Incentive Plan.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                         SINCLAIR BROADCAST GROUP, INC.
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

    The summary historical consolidated financial data for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from the Company's audited consolidated financial statements (the "Consolidated Financial Statements"). The Consolidated Financial Statements for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996 are incorporated herein by reference. The consolidated financial statements for, and as of, the six months ended June 30, 1995 and 1996 are unaudited, but in the opinion of management, such financial statements have been prepared on the same basis as the Consolidated Financial Statements incorporated herein by reference and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for that period. Results for the six months ended June 30, 1996 are not necessarily indicative of the results for a full year. The summary pro forma consolidated financial data of the Company reflect the Recent Acquisitions as though they occurred at the beginning of the periods presented for statement of operations data and as of the date of the balance sheet for balance sheet data and are derived from the pro forma consolidated financial statements of the Company included elsewhere in this Prospectus. See "Pro Forma Consolidated Financial Data."
    The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and the Consolidated Financial Statements incorporated herein by reference.

                                                                                                            SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                              JUNE 30,
                                      -------------------------------------------------------------- ------------------------------
                                                                                          PRO FORMA                       PRO FORMA
                                        1991(a)    1992       1993      1994(a)  1995(a)    1995(b)    1995(a)   1996(a)   1996(b)
                                      --------- --------- --------- ---------- ---------- ---------- --------- --------- -----------
                                                                                          (unaudited)         (unaudited)
 STATEMENT OF OPERATIONS DATA:

 Net broadcast revenues(c)..........  $39,698   $61,081   $69,532   $118,611   $187,934   $406,411   $88,724   $117,339    $214,877
 Barter revenues....................    5,660     8,805     6,892     10,743     18,200     24,351     8,150      9,571      13,607
                                      --------- --------- --------- ---------- ---------- ---------- --------- --------- -----------
  Total revenues....................   45,358    69,886    76,424    129,354    206,134    430,762    96,874    126,910     228,484
 Operating expenses, excluding
  depreciation and amortization,
  deferred compensation and special
  bonuses paid to executive
  officers..........................   25,187    32,993    32,197     50,467     80,446    195,831    38,731     52,825     112,250
 Depreciation and amortization(d) ..   18,078    30,943    22,584     55,665     80,410    170,036    38,801     45,493      77,651
 Deferred compensation..............       --        --        --         --         --      8,855        --      6,007       7,302
 Special bonuses paid to executive
  officers..........................       --        --    10,000      3,638         --         --        --         --          --
                                      --------- --------- --------- ---------- ---------- ---------- --------- --------- -----------
 Broadcast operating income.........    2,093     5,950    11,643     19,584     45,278     56,040    19,342     22,585      31,281
 Interest expense...................    8,895    12,997    12,852     25,418     39,253    122,489    19,655     27,646      59,814
 Interest and other income..........      562     1,207     2,131      2,447      4,163      3,374     1,282      3,171       1,618
                                      --------- --------- --------- ---------- ---------- ---------- --------- --------- -----------
 Income (loss) before (provision)
  benefit for income taxes and
  extraordinary item................   (6,240)   (5,840)      922     (3,387)    10,188    (63,075)      969     (1,890)    (26,915)
                                      --------- --------- --------- ---------- ---------- ---------- --------- --------- -----------
 Net income (loss)..................  $(4,660)  $(4,651)  $(7,945)  $ (2,740)  $     76   $(44,059)  $   507   $   (790)  $ (16,419)
                                      ========= ========= ========= ========== ========== ========== ========= ========= ===========
 Income (loss) applicable to common
  stock.............................  $(4,660)  $(4,651)  $(7,945)  $ (2,740)  $     76   $(44,059) $   507   $   (790)  $ (16,419)
                                      ========= ========= ========= ========== ========== ========== ========= ========= ===========
 Earnings (loss) per common share:
  Net income (loss) before
   extraordinary item...............  $ (0.16)  $ (0.16)  $ (0.27)  $  (0.09)  $   0.15   $  (1.08)  $  0.02   $  (0.02)  $   (0.42)
  Extraordinary item................       --        --        --         --      (0.15)     (0.13)       --         --          --
  Net income (loss) per common
   share............................  $ (0.16)  $ (0.16)  $ (0.27)  $  (0.09)  $     --   $  (1.21)  $  0.02   $  (0.02)  $   (0.42)
                                      ========= ========= ========= ========== ========== ========== ========= ========= ===========
  Weighted average shares out-
   standing (in thousands)..........   29,000    29,000    29,000     29,000     32,198     36,364    29,575     34,750      38,932
                                      ========= ========= ========= ========== ========== ========== ========= ========= ===========
OTHER DATA:
 Broadcast cash flow(e).............  $17,260    $28,019   $37,596   $ 67,597   $111,124  $201,290   $50,471  $  65,080   $  96,352
 Broadcast cash flow margin(f) .....     43.5%      45.9%     54.1%      57.0%      59.1%     49.5%     56.9%      55.5%       44.8%
 Operating cash flow(g) ............  $15,483    $26,466   $35,504   $ 64,625   $105,750  $190,634   $48,285  $  62,014   $  90,481
 Operating cash flow margin(f)......     39.0%      43.3%     51.1%      54.5%      56.3%     46.9%     54.4%      52.9%       42.1%
 Program contract payments..........  $ 4,688    $10,427   $ 8,723   $ 14,262   $ 19,938  $ 44,297   $ 9,858  $  12,071   $  25,753
 Capital expenditures...............    1,730        426       528      2,352       1,702   13,810     1,359      2,114       3,474
 Corporate overhead expense.........    1,777      1,553     2,092      2,972      5,374    10,656     2,186      3,066       5,871

                                                  AS OF DECEMBER 31,                           AS OF JUNE 30, 1996
                                      ----------------------------------------------------  ---------------------------
                                       1991(a)     1992      1993      1994(a)     1995(a)  HISTORICAL(a)  PRO FORMA(b)
                                      --------- --------- ---------- ---------- ----------  ------------- ------------
                                                                                                   (unaudited)
BALANCE SHEET DATA:
 Cash and cash equivalents..........  $  1,380  $  1,823  $ 18,036   $  2,446    $112,450   $    4,196    $    4,488
 Total assets.......................   149,227   140,366   242,917    399,328     605,272    1,639,205     1,687,481
 Total debt(h)......................   112,303   110,659   224,646    346,270     418,171    1,246,456     1,284,956
 Total stockholders' equity
  (deficit).........................    (3,052)   (3,127)  (11,024)   (13,723)     96,374      259,613       259,613

     NOTES TO SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

   (a)the company acquired the license and non-license assets of wpgh in pittsburgh and sold the license assets of wptt in pittsburgh in august 1991. The company also made other acquisitions in 1994, 1995 and 1996 as described in the footnotes to the consolidated financial statements incorporated herein by reference. The statement of operations and other data presented for periods preceding the dates of acquisitions do not include amounts for these acquisitions and therefore are not comparable to subsequent periods. Additionally, the years in which the specific acquisitions occurred may not be comparable to subsequent periods.

   (b)The Pro Forma columns reflect the pro forma effects of the Recent Acquisitions.

   (c)Net broadcast revenues are defined as broadcast revenues net of agency commissions.

   (d)Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment, and amortization of acquired intangible broadcasting assets and other assets including amortization of deferred financing costs.

   (e)"Broadcast cash flow" is defined as broadcast operating income plus corporate overhead expense, special bonuses paid to executive officers, non-cash deferred compensation, depreciation and amortization, including both tangible and intangible assets and program rights, less cash payments for program contract rights. Cash program payments represent cash payments made for current program payables and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered non-recurring expenses. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   (f)"Broadcast cash flow margin" is defined as broadcast cash flow divided by net broadcast revenues. "Operating cash flow margin" is defined as operating cash flow divided by net broadcast revenues.

   (g)"Operating cash flow" is defined as broadcast cash flow less corporate overhead expense and is a commonly used measure of performance for broadcast companies. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   (h)"Total debt" is defined as long-term debt, net of unamortized discount, and capital lease obligations, including current portion thereof. In 1991 and 1992 total debt included warrants outstanding which were redeemable outside the control of the Company. The warrants were purchased by the Company for $10.4 million in 1993. Total debt as of December 31, 1993 included $100.0 million in principal amount of the 1993 Notes (as defined) the proceeds of which were held in escrow to provide a source of financing for acquisitions that were subsequently consummated in 1994 utilizing borrowings under the Bank Credit Agreement. This amount of the 1993 Notes was redeemed in the first quarter of 1994.

                                  RISK FACTORS

   In addition to the other information contained in this Prospectus, prospective investors should review carefully the following risks concerning the Company and the broadcast industry before purchasing shares of Class A Common Stock in the Company.

SUBSTANTIAL LEVERAGE AND PREFERRED STOCK OUTSTANDING

   The Company has consolidated indebtedness that is substantial in relation to its total stockholders' equity. As of June 30, 1996, on a pro forma basis, the Company had outstanding long-term indebtedness (including current installments) of approximately $1.2 billion. See "Pro Forma Consolidated Financial Data." The Company also has issued and outstanding 1,150,000 shares of Series B Preferred Stock (which shares are convertible into 4,181,818 of the shares of Class A Common Stock registered hereby) with an aggregate liquidation preference of $115.0 million. The Company also has significant program contracts payable and commitments for future programming. Moreover, subject to the restrictions contained in its debt instruments, the Company may incur additional debt in the future.

   The Company's current and future debt service obligations could have adverse consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain financing for future working capital needs or additional acquisitions or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness and preferred stock dividends, thereby reducing funds available for operations; (iii) the Company may be vulnerable to changes in interest rates payable under its credit facility; and (iv) the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures. If the Company is unable to service or refinance its indebtedness, it may be required to sell one or more of its stations to reduce debt service obligations.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

   The indenture relating to the Company's 10% Senior Subordinated Notes due 2003 (the "1993 Notes") and the indenture (together, the "Indentures") relating to the Company's 10% Senior Subordinated Notes due 2005 (the "1995 Notes" and, with the 1993 Notes, the "Notes") restrict, among other things, the Company's and its Subsidiaries' ability to (i) incur additional indebtedness, (ii) pay dividends, make certain other restricted payments or consummate certain asset sales, (iii) enter into certain transactions with affiliates, (iv) incur indebtedness that is subordinate in priority and in right of payment to any senior debt and senior in right of payment to the Notes, (v) merge or consolidate with any other person, or (vi) sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company. In addition, the agreement governing the Company's bank credit facility with The Chase Manhattan Bank, N.A., as Agent, (the "Bank Credit Agreement") contains certain other and more restrictive covenants, including a limitation on the aggregate size of future acquisitions undertaken without lender consent, a requirement that certain conditions be satisfied prior to consummation of future acquisitions, and a limitation on the amount of capital expenditures permitted by the Company in future years without lender consent. The Bank Credit Agreement also will, under certain circumstances, prohibit the Company from prepaying certain portions of its indebtedness. The Bank Credit Agreement also requires the Company to maintain specific financial ratios and to satisfy certain financial condition tests. The Company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The breach of any of these covenants could result in a default under the Bank Credit Agreement and/or the Indentures. In the event of a default under the Bank Credit Agreement or the Indentures, the lenders and the noteholders could seek to declare all amounts outstanding under the Bank Credit Agreement and the Notes, together with accrued and unpaid interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders under the Bank Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Bank Credit Agreement or the Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the

Company. Substantially all of the assets of the Company and its Subsidiaries are pledged as security under the Bank Credit Agreement. The Sudsidiaries also guarantee the indebtedness under the Bank Credit Agreement and the Indentures.

   In addition to a pledge of substantially all of the assets of the Company and its Subsidiaries, the Company's obligations under the Bank Credit Agreement are secured by a pledge of the assets of certain non-Company entities (the "Stockholder Affiliates") owned and controlled by the Controlling Stockholders, including Cunningham Communications, Inc. ("CCI"), Gerstell Development Corporation ("Gerstell"), Gerstell Development Limited Partnership ("Gerstell LP") and Keyser Investment Group, Inc. ("KIG"). If the Company were to seek to replace the Bank Credit Agreement, there can be no assurance that the assets of these Stockholder Affiliates would be available to provide additional security under a new credit agreement, or that a new credit agreement could be arranged on terms as favorable as the terms of the Bank Credit Agreement without a pledge of such Stockholder Affiliate assets.

CONFLICTS OF INTEREST

   In addition to their respective interests in the Company, the Controlling Stockholders have interests in various non-Company entities which are involved in businesses related to the business of the Company, including, among others, the operation of a television station in St. Petersburg, Florida since 1991 and a television station in Bloomington, Indiana since 1990. In addition, the Company leases certain real property and tower space from and engages in other transactions with the Stockholder Affiliates, which are controlled by the Controlling Stockholders. Although the Controlling Stockholders have agreed to divest interests in the Bloomington station that are attributable to them under applicable FCC regulations, the Controlling Stockholders and the Stockholder Affiliates may continue to engage in these already existing businesses. However, under Maryland law, generally a corporate insider is precluded from acting on a business opportunity in his or her individual capacity if that opportunity is one which the corporation is financially able to undertake, is in the line of the corporation's business and of practical advantage to the corporation, and is one in which the corporation has an interest or reasonable expectancy. Accordingly, the Controlling Stockholders generally are required to engage in new business opportunities of the Company only through the Company unless a majority of the Company's disinterested directors decide under the standards discussed above, that it is not in the best interests of the Company to pursue such opportunities. Non-Company activities of the Controlling Stockholders such as those described above could, however, present conflicts of interest with the Company in the allocation of management time and resources of the Controlling Stockholders, a substantial majority of which is currently devoted to the business of the Company.

   In addition, there have been and will be transactions between the Company and Glencairn Ltd. (with its subsidiaries, "Glencairn"), a corporation in which relatives of the Controlling Stockholders beneficially own a majority of the equity interests. Glencairn is the owner-operator and licensee of WRDC in Raleigh/Durham, WVTV in Milwaukee, WNUV in Baltimore and WABM in Birmingham. The Company currently provides programming services to each of these stations pursuant to an LMA. Glencairn also has exercised an option to acquire the License Assets of WFBC in Greenville/Spartanburg, South Carolina and has entered into an agreement with a third party to acquire the License Assets of KRRT in San Antonio, Texas from a third party. The Non-License Assets of WFBC and KRRT were acquired by the Company in the River City Acquisition, and the Company currently provides programming services to each station pursuant to an LMA. The Company has also agreed to sell the License Assets relating to WTTE in Columbus, Ohio to Glencairn and to enter into an LMA with Glencairn pursuant to which the Company will provide programming services for this station after the acquisition of the License Assets by Glencairn. See "Business -- Acquisition Strategy."

   Two persons who are expected to become directors of the Company, Barry Baker (who is also expected to become an executive officer of the Company) and Roy F. Coppedge, III, have direct and indirect interests in River City, from which the Company purchased certain assets in the River City Acquisition. In addition, in connection with the River City Acquisition, the Company has entered into various ongoing agreements with River City, including options to acquire assets that were not acquired at the time of the initial closing, and LMAs relating to stations for which River City continues to own License Assets. See "Business--Broadcasting Acquisition Strategy." Messrs. Baker and Coppedge were not officers or directors of the Company at the time these agreements were entered into, but, upon their expected election to the Board of Directors of the Company and upon Mr. Baker's expected appointment as an executive officer of the Company, they may have conflicts of interest with respect to issues that arise under the continuing agreements.

   Both the Bank Credit Agreement and the Indentures provide that transactions between the Company and its affiliates must be no less favorable to the Company than would be available in comparable transactions in arms-length dealings with an unrelated third party. Moreover, the Indentures provide that any such transactions involving aggregate payments in excess of $1.0 million must be approved by a majority of the members of the Board of Directors of the Company and the Company's independent directors (or, in the event there is only one independent director, by such director), and, in the case of any such transactions involving aggregate payments in excess of $5.0 million, the Company is required to obtain an opinion as to the fairness of the transaction to the Company from a financial point of view issued by an investment banking or appraisal firm of national standing.

VOTING RIGHTS; CONTROL BY CONTROLLING STOCKHOLDERS;
POTENTIAL ANTI-TAKEOVER EFFECT OF DISPROPORTIONATE VOTING RIGHTS

   The Company's Common Stock has been divided into two classes, each with different voting rights. The Class A Common Stock entitles a holder to one vote per share on all matters submitted to a vote of the stockholders, whereas the Class B Common Stock, 100% of which is beneficially owned by the Controlling Stockholders, entitles a holder to ten votes per share, except for "going private" and certain other transactions for which the holder is entitled to one vote per share. The Class A Common Stock, the Class B Common Stock and the Series B Preferred Stock vote together as a single class (except as otherwise may be required by Maryland law) on all matters submitted to a vote of stockholders, with each share of Series B Preferred Stock entitled to 3.64 votes on all such matters. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock and holders of Series B Preferred Stock may at any time convert each share of Series B Preferred Stock into 3.64 shares of Class A Common Stock.

   The Controlling Stockholders own in the aggregate 72.8% of the outstanding capital stock (including the Series B Preferred Stock) of the Company and control approximately 96.4% of all voting rights associated with the Company's Capital Stock. As a result, any three of the Controlling Stockholders are able to elect a majority of the members of the Board of Directors and, thus, will have the ability to maintain control over the operations and business of the Company.

   The Controlling Stockholders have entered into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which they have agreed, for a period ending in 2005, to vote for each other as candidates for election to the Board of Directors. In addition, in connection with the River City Acquisition, the Controlling Stockholders and Barry Baker and Boston Ventures IV Limited Partnership and Boston Ventures IVA Limited Partnership (collectively, "Boston Ventures") have entered into a voting agreement (the "Voting Agreement") pursuant to which the Controlling Stockholders have agreed to vote in favor of certain specified matters including, but not limited to, the appointment of Mr. Baker and Mr. Coppedge (or another designee of Boston Ventures) to the Company's Board of Directors at such time as they are allowed to become directors pursuant to FCC rules. Mr. Baker and Boston Ventures, in turn, have agreed to vote in favor of the reappointment of each of the Controlling Stockholders to the Company's Board of Directors. The Voting Agreement will remain in effect with respect to Mr. Baker for as long as he is a director of the Company and will remain in effect with respect to Mr. Coppedge (or another designee of Boston Ventures) until the first to occur of (a) the later of (i) May 31, 2001 and (ii) the expiration of the initial five-year term of Mr. Baker's employment agreement and (b) such time as Boston Ventures no longer owns directly or indirectly through its interest in River City at least 721,115 shares of Class A Common Stock (including shares that may be obtained on conversion of Series B Preferred Stock). See "Management -- Employment Agreements."

   The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock and the Stockholders' Agreement and Voting Agreement may make the Company a less attractive target for a takeover than it otherwise might be or render more difficult or discourage a merger proposal, tender offer or other transaction involving an actual or potential change of control of the Company, including transactions in which holders of the Class A Common Stock might otherwise receive a premium for their shares over then-current market prices. See "Description of Capital Stock."

   In certain of its LMAs, the Company has agreed to indemnify the FCC licensee against certain claims (including trademark and copyright infringement, libel or slander and claims relating to certain FCC proceedings or investigations) that may arise against the FCC licensee as a result of the arrangement.

DEPENDENCE UPON KEY PERSONNEL

   The Company believes that its success will continue to be dependent upon its ability to attract and retain skilled managers and other personnel, including its present officers, regional directors and general managers. The loss of the services of any of the present officers, especially its President and Chief Executive Officer, David D. Smith, or Barry Baker, who is expected to become President and Chief Executive Officer of Sinclair Communications, Inc. (a wholly owned subsidiary of the Company that holds all of the broadcast operations of the Company, "SCI") and Executive Vice President and a director of the Company as soon as permissable under FCC rules, may have a material adverse effect on the operations of the Company. Mr. Baker cannot be appointed an executive officer or director of the Company until such time as (i) either the Controlling Stockholders dispose of their attributable interests (as defined by applicable FCC rules) in a television station in the Indianapolis DMA or Mr. Baker no longer has an attributable interest in WTTV or WTTK in Indianapolis; and (ii) either the Company disposes of its attributable interest in WTTE or Mr. Baker no longer has an attributable interest in WSYX in Columbus. There can be no assurance as to when or whether these events will occur. In addition, if Mr. Baker's employment agreement is terminated under certain specified circumstances, Mr. Baker will have the right to purchase from the Company at fair market value either (i) the Company's broadcast operations in the St. Louis or the Asheville/Greenville/Spertanburg market or (ii) all of the Company's radio operations, which may also have a material adverse effect on the operations of the Company. Each of the Controlling Stockholders has entered into an employment agreement with the Company, each of which terminates June 12, 1998, unless renewed for an additional one year period according to its terms, and Barry Baker has entered into an employment agreement that terminates in 2001. See "Management -- Employment Agreements." Although the Company intends to purchase key-man life insurance for Mr. Baker, the Company does not currently maintain key personnel life insurance on any of its executive officers.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH; FUTURE ACCESS TO CAPITAL

   Since the beginning of 1992, the Company has experienced rapid and substantial growth primarily through acquisitions and the development of LMA arrangements. In 1996, the Company completed the River City Acquisition and other acquisitions, which increased the number of television stations owned or provided programming services by the Company from 13 to 28 and increased the number of radio stations owned or provided programming or sales services from none to 25 radio stations. There can be no assurance that the Company will be able to continue to locate and complete acquisitions on the scale of the River City Acquisition or in general. Accordingly, there is no assurance that the Company will be able to maintain its rate of growth or that the Company will continue to be able to integrate and successfully manage such expanded operations. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities which could have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions. Additional debt or capital may be required in order to complete future acquisitions, and there can be no assurance the Company will be able to obtain such financing or raise the required capital.

DEPENDENCE ON ADVERTISING REVENUES; EFFECT OF LOCAL, REGIONAL AND NATIONAL ECONOMIC CONDITIONS

   The Company's operating results are primarily dependent on advertising revenues which, in turn, depend on national and local economic conditions, the relative popularity of the Company's programming, the demographic characteristics of the Company's markets, the activities of competitors and other factors which are outside the Company's control. Both the television and radio industries are cyclical in nature, and the Company's revenues could be adversely affected by a future local, regional or national recessionary environment.

RELIANCE ON TELEVISION PROGRAMMING

   The Company's most significant operating cost is television programming. There can be no assurance that the Company will not be exposed in the future to increased programming costs which may adversely affect the Company's operating results. Acquisitions of program rights are usually made two or three years in advance and may require multi-year commitments, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs.

CERTAIN NETWORK AFFILIATION AGREEMENTS

   All but four of the television stations owned or provided programming services by the Company are affiliated with a network. Under the affiliation agreements, the networks possess, under certain circumstances, the right to terminate the agreement on prior written notice ranging between 15 and 45 days, depending on the agreement. Ten of the stations currently owned or programmed by the Company are affiliated with Fox and 41.0% of the Company's revenue in 1995 on a pro forma basis was from Fox affiliated stations. WCGV, a station owned by the Company in Milwaukee, Wisconsin, WTTO, a station owned by the Company in Birmingham, Alabama, and WDBB, a station to which the Company provides programming services in Tuscaloosa, Alabama, each of which was previously affiliated with Fox, had their affiliation agreements with Fox terminated by Fox in December 1994, September 1996 and September 1996, respectively. In addition, the Company has been notified by Fox of Fox's intention to terminate WLFL's affiliation with Fox in the Raleigh-Durham market and WTVZ's affiliation with Fox in the Norfolk market, effective August 31, 1998. The Company has recently entered into an agreement with Fox limiting Fox's rights to terminate in other markets, but there can be no assurance that the Fox affiliation agreements will remain in place or that Fox will continue to provide programming to affiliates on the same basis that currently exists. See "Business -- Television Broadcasting." The non-renewal or termination of affiliations with Fox or any other network could have a material adverse effect on the Company's operations.

   Each of the affiliation agreements relating to television stations involved in the River City Acquisition is terminable by the network upon transfer of the stations. These stations are continuing to operate as network affiliates, but there can be no assurance that the affiliation agreements will be continued, or that they will be continued on terms favorable to the Company. If any affiliation agreements are terminated, the affected station could lose market share, may have difficulty obtaining alternative programming at an acceptable cost, and may otherwise be adversely affected. In addition, KDNL (St. Louis) has been operated as an ABC affiliate pursuant to terms negotiated with ABC, but no affiliation agreement has been signed and ABC has not been paying affiliation fees (which are being accrued by the Company as accounts receivable). WLOS (Asheville) is being operated as an ABC affiliate pursuant to an affiliation agreement previously assumed by River City, but the terms of a new affiliation agreement calling for higher affiliation fees have been negotiated. The new affiliation agreement for WLOS has not been signed, and ABC has not paid the increased affiliation fees, which the Company has accrued as a receivable. The Company will continue to monitor the status of these affiliations, the affiliation fees and their collectibility, and determine if any portion of these amounts should be reserved or written off.

   Eleven stations owned or programmed by the Company are affiliated with UPN, a network that began broadcasting in January 1995. There can be no assurance as to the future success of UPN programming or as to the continued operation of the UPN network.

COMPETITION

   The  television  and radio  industries  are highly  competitive.  Some of the stations and other businesses with which the Company's stations compete are subsidiaries of large, national or regional companies that may have greater resources than the Company. Technological innovation and the resulting proliferation of programming alternatives, such as cable television, wireless cable, in home satellite-to-home distribution services, pay-per-view and home video and entertainment systems have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting ("DAB"). DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences.

   The Company's stations face strong competition for market share and advertising revenues in their respective markets from other local free over-the-air radio and television broadcast stations, cable television, and over-the-air wireless cable television, as well as newspapers, periodicals and other entertainment media. Some competitors are part of larger companies with greater resources than the Company. In addition, the FCC has adopted rules which permit telephone companies to provide video services to homes on a common-carrier basis without owning or controlling the product being distributed, and proposed legislation could relax or repeal the telephone-cable cross-ownership prohibition for all systems. See "Business -- Competition."

   In January 1995, Warner Brothers, Inc. ("Warner Brothers") initiated the WB Network. The amount of programming supplied by Warner Brothers to its affiliates in 1996 is seven hours per week. Warner Brothers has also announced its intention to expand this programming over time to seven nights per week. Some of the Warner Brothers' affiliates are located and will be located in the same markets as the Company's stations. The Company cannot at this time predict the impact of the development of the Warner Brothers' network on the Company's business.

   In February 1996, the 1996 Act was adopted by the Congress of the United States and signed into law by President Clinton. The 1996 Act contains a number of sweeping reforms that will have an impact on broadcasters, including the Company. While creating substantial opportunities for the Company, the increased regulatory flexibility imposed by the 1996 Act and the removal of previous station ownership limitations can be expected to increase sharply the competition for and prices of stations. The 1996 Act also frees telephone companies, cable companies and others from some of the restrictions which have previously precluded them from involvement in the provision of video services. The 1996 Act may also have other effects on the competition the Company faces, either in individual markets or in making acquisitions.

IMPACT OF NEW TECHNOLOGIES

   The FCC has taken a number of steps to implement advanced (including high-definition) television service ("ATV") in the United States. In particular, the FCC has pending rulemaking proceedings which consider the adoption of a digital television ("DTV") broadcast technical standard, and address the manner in which broadcast licensees may use digital spectra, including the possible use of the DTV frequencies for a wide variety of services such as high definition television, multiple standard definition television programming, audio, data and other types of communications. On August 14, 1996 the FCC proposed technical criteria for the allotment of DTV frequencies and provided a draft Table of Allotments. In this rulemaking, the FCC is attempting to provide DTV coverage areas that are comparable to existing coverage areas.

   Implementation of digital television will improve the technical quality of television signals receivable by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographical coverage area or result in some increased interference. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility costs. While the Company believes the FCC will authorize DTV in the United States, the Company cannot predict when such authorization might be given or the effect such authorization might have on the Company's business.

   Further advances in technology may also increase competition for household audiences and advertisers. The video compression techniques now under development for use with current cable television channels or direct broadcast satellites which do not carry local television signals (some of which commenced operation in 1994) are expected to reduce the bandwidth which is required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach a very defined audience may alter the competitive dynamics for advertising expenditures. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of the Company's operations. See "Business -- Competition."

GOVERNMENTAL REGULATIONS; NECESSITY OF MAINTAINING FCC LICENSES

   The broadcasting industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. In particular, the Company's business will be dependent upon its continuing to hold broadcast licenses from the FCC. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses or the licenses owned by the owner-operators of the stations with which the Company has LMAs will be renewed at their expiration dates. A number of federal rules governing broadcasting have changed significantly in recent years and additional changes may occur, particularly with respect to the rules governing financial interests in syndication and cable operators must-carry obligations. The Company cannot predict the effect these regulatory changes may ultimately have on the Company's operations. Additional information regarding governmental regulation is set forth under "Business--Federal Regulation of Television and Radio Broadcasting."

MULTIPLE OWNERSHIP RULES AND EFFECT ON LMAS

   On a national level, FCC rules and regulations generally prevent an entity or individual from having an attributable interest in television stations that reach in excess of 35% of all U.S. television households (for purposes of this calculation, UHF stations are credited with only 50% of the television households in their markets). The Company currently reaches approximately 9% of U.S. television households using the FCC's method of calculation. On a local level, the "duopoly" rules prohibit attributable interests in two or more television stations with overlapping service areas. There are no national limits on ownership of radio stations, but on a local level no entity or individual can have an attributable interest in more than five to eight stations (depending on the total number of stations in the market), with no more than three to five stations (depending on the total allowed) broadcasting in the same band (AM versus FM). There are limitations on the extent to which programming can be simulcast through LMA arrangements, and LMA arrangements may be counted in determining the number of stations that a single entity may control. FCC rules also impose limitations on the ownership of a television and radio station in the same market, though such cross-ownership is permitted on a limited basis in larger markets. The Company has pending a waiver of the cross-ownership rules with respect to ownership of a television station and radio stations in the St. Louis market, and there can be no assurance that this waiver will be granted.

   The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other entity. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock (or 10% or more of such stock in the case of insurance companies, certain regulated investment companies and bank trust departments) are generally deemed to be attributable, as are positions as an officer or director of a corporate parent of a broadcast licensee.

   The FCC has initiated rulemaking proceedings to consider proposals to modify its television ownership restrictions, including ones that may permit the ownership, in some circumstances, of two television stations with overlapping service areas. The FCC is also considering in these proceedings whether to adopt restrictions on television LMAs. The "duopoly" rules currently prevent the Company from acquiring the FCC licenses of stations with which it has LMAs in those markets where the Company owns a station. In addition, if the FCC were to decide that the provider of programming services under an LMA should be treated as the owner of the station and if it did not relax the duopoly rules, or if the FCC were to adopt restrictions on LMAs without grandfathering existing arrangements, the Company could be required to modify or terminate certain of its LMAs. In such an event, the Company could be required to pay termination penalties under certain of its LMAs. Further, if the FCC were to find that the owners/licensees of the stations with which the Company has LMAs failed to maintain control over their operations as required by FCC rules and policies, the licensee of the LMA station and/or the Company could be fined or could be set for hearing, the outcome of which could be a fine or, under certain circumstances, loss of the applicable FCC license. The Company is unable to predict the ultimate outcome of possible changes to these FCC rules and the impact such FCC rules may have on its broadcasting operations.

   Petitions have been filed with the FCC to deny the application for assignment of the license for WFBC in Anderson, South Carolina from River City to Glencairn. The Company currently provides programming to WFBC pursuant to its LMA with River City and intends to provide programming to WFBC pursuant to an LMA with Glencairn after acquisition of the License Assets of WFBC by Glencairn. The petitions claim that the acquisition of the license of WFBC by Glencairn would violate the FCC's cross-interest policy in light of the Company's LMA with and option to acquire the License Assets of WLOS in Asheville, North Carolina and in light of the equity interest in Glencairn held by relatives of the Controlling Stockholders. If these petitions were granted, it would affect the Company's competitive position in this market and draw into question the regulatory treatment of the Company's LMAs with Glencairn in other markets. In addition, an informal objection has been made to the application to assign the license of KRRT in Kerrville, Texas to Glencairn. Although the specific nature of the objection is unclear, the objection generally raises questions concerning the cross-interest policy as it relates to LMAs between Glencairn and Sinclair.

LMAS -- RIGHTS OF PREEMPTION AND TERMINATION

   All of the Company's LMAs allow, in accordance with FCC rules, regulations and policies, preemptions of the Company's programming by the owner-operator and FCC licensee of each station with which the Company has an LMA. In addition, each LMA provides that under certain limited circumstances the arrangement may be terminated by the FCC licensee. Accordingly, the Company cannot be assured that it will be able to air all of the programming expected to be aired on those stations with which it has an LMA or that the Company will receive the anticipated advertising revenue from the sale of advertising spots in such programming. Although the Company believes that the terms and conditions of each of its LMAs should enable the Company to air its programming and utilize the programming and other non-broadcast license assets acquired for use on the LMA stations, there can be no assurance that early terminations of the arrangements or unanticipated preemptions of all or a significant portion of the programming by the owner-operator and FCC licensee of such stations will not occur. An early termination of one of the Company's LMAs, or repeated and material preemptions of programming thereunder, could adversely affect the Company's operations. In addition, the Company's LMAs expire, unless extended or earlier terminated, at dates beginning on December 31, 1997. There can be no assurance that the Company will be able to negotiate extensions of its arrangements on terms satisfactory to the Company.

   In certain of its LMAs, the Company has agreed to indemnify the FCC licensee against certain claims (including trademark and copyright infringement, libel or slander and claims relating to certain FCC proceedings or investigations) that may arise against the FCC licensee as a result of the arrangement.

POTENTIAL EFFECT ON THE MARKET PRICE RESULTING FROM SHARES ELIGIBLE FOR FUTURE SALE

   There are 6,447,300 shares of Class A Common Stock and 28,302,681 shares of Class B Common Stock currently outstanding. In addition, options to acquire 1,981,935 shares of Class A Common Stock have been granted to certain officers or employees of the Company under the Company's various stock option plans. Of the options granted, options for 752,343 shares of Class A Common Stock have vested as of the date of this Prospectus, and the Company expects to issue 5,000,000 shares of Class A Common Stock during the fourth quarter of 1996. Shares of Class B Common Stock are convertible into Class A Common Stock on a share-for-share basis at any time at the option of the holder and must first be converted into Class A Common Stock upon transfer, except for transfers to certain permitted transferees. The shares of Class B Common Stock (and the shares of Class A Common Stock into which they are convertible), all of which are beneficially owned by the Controlling Stockholders, are held by persons who may be deemed to be affiliates of the Company and therefore subject to the volume limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Up to an additional 695,738 shares of Class A Common Stock are reserved for future issuance pursuant to the Company's Stock Option Plans and Long Term Incentive Plan. In addition, the 5,564,253 shares of Class A Common Stock registered hereby are freely salable subject to any agreements the holders may enter into to refrain from selling shares. Sales of substantial amounts of shares of Class A Common Stock, or the perception that such sales could occur, may materially adversely affect the market price of the Class A Common Stock.

NET LOSSES

   The Company experienced net losses of $7.9 million and $2.7 million during 1993 and 1994 respectively, net income of $76,000 in 1995 (a net loss of $44.0 million on a pro forma basis for 1995 reflecting the Recent Acquisitions) and a net loss of $790,000 for the six months ended June 30, 1996 (a net loss of $16.4 for the six months ended June 30, 1996 million on a pro forma basis reflecting the Recent Acquisitions). The losses include significant interest expense as well as substantial non-cash expenses such as depreciation, amortization and deferred compensation. Notwithstanding the slight gain in 1995, the Company expects to continue to experience net losses, principally as a result of interest expense, amortization of programming and intangibles and depreciation.

DIVIDEND RESTRICTIONS

   The terms of the Company's Bank Credit Agreement, the Indentures and other indebtedness of the Company restrict the Company from paying dividends on its Common Stock. The Company does not expect to pay dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

FORWARD LOOKING STATEMENTS

   This Prospectus  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. In addition, when used in this Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired television and radio stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs and the other risk factors set forth above and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                 USE OF PROCEEDS

   All of the shares of Class A Common Stock offered by this Prospectus are being offered by and for the account of the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sale of the shares offered by this Prospectus and the Company will not receive any proceeds from the sale of such shares.

                           PRICE RANGE OF COMMON STOCK

   The Class A Common Stock has been traded on the Nasdaq National Market under the symbol "SBGI" since June 13, 1995. The following table sets forth the high and low closing sale prices for the Class A Common Stock for the periods indicated. The information does not include certain transaction costs.

                                              HIGH               LOW
                                             ------             ------
1995
 Second Quarter (from June 13)............    $ 29              $23 1/2
 Third Quarter ...........................      31               27 3/8
 Fourth Quarter ..........................      27 3/4           16 1/4

1996
 First Quarter ..........................       26 1/2           16 7/8
 Second Quarter .........................       43 1/2           25 1/2
 Third Quarter (through September 9).....       46 1/2           36 1/8

   On September 17, 1996, the last sale price of the Class A Common Stock as reported by Nasdaq was $39 1/2 per share. As of September 5, 1996, there were approximately 36 record holders of the Class A Common Stock.

                                 DIVIDEND POLICY

   The Company generally has not paid a cash dividend on its Common Stock and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The Bank Credit Agreement, the Indentures and agreements governing other indebtedness of the Company generally prohibit the Company from paying cash dividends on the Common Stock. Under the Indentures, the Company is not permitted to pay cash dividends on the Common Stock unless certain specified conditions are satisfied, including that (i) no event of default then exists under the Indentures or certain other specified agreements relating to indebtedness of the Company and (ii) the Company, after taking account of the dividend, is in compliance with certain net cash flow requirements contained in the Indentures.

                                 CAPITALIZATION

   The following table sets forth, as of June 30, 1996, (a) the actual capitalization of the Company, which includes the Superior, Flint, River City Acquisitions and related borrowings under the Bank Credit Agreement to effect such acquisitions and (b) the pro forma capitalization of the Company as adjusted to reflect the Cincinnati/Kansas City and Peoria/Bloomington Acquisitions in July 1996 and the related borrowings under the Bank Credit Agreement to effect such acquisitions as if such transactions had occurred on June 30, 1996. The information set forth below should be read in conjunction with the Pro Forma Consolidated Financial Data of the Company located elsewhere in this Prospectus and the historical Consolidated Financial Statements of the Company incorporated by reference in this Prospectus.

                                                                            JUNE 30, 1996
                                                                      ---------------------------
                                                                                        POST
                                                                                       RECENT
                                                                         ACTUAL    ACQUISITIONS
                                                                      ------------ --------------
                                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents...........................................  $    4,196   $    4,488
                                                                      ============ ==============
Current portion of long term debt ..................................  $   63,521   $   63,521
                                                                      ============ ==============
Long-term debt:
 Term loans.........................................................  $  690,000   $  690,000
 Revolving Credit Facility..........................................      80,000      118,500
 Notes and capital leases payable to affiliates.....................      12,935       12,935
 Senior Subordinated Notes..........................................     400,000      400,000
                                                                      ------------ --------------
                                                                       1,182,935    1,221,435
                                                                      ------------ --------------
Stockholders' equity (deficit):
 Series B Preferred Stock, par value $.01 per share; 1,150,000
  shares issued and outstanding.....................................          11           11
 Class A Common Stock, par value $.01 per share; 6,328,000 shares
  issued and outstanding Actual and Post Recent Acquisitions .......          63           63
 Class B Common Stock, par value $.01 per share; 28,422,000 shares
  issued and outstanding ...........................................         284          284
 Additional paid-in capital ........................................     280,108      280,108
 Accumulated deficit ...............................................     (20,853)     (20,853)
                                                                      ------------ --------------
 Total stockholders' equity ........................................     259,613      259,613
                                                                      ------------ --------------
  Total capitalization..............................................  $1,442,548   $1,481,048
                                                                      ============ ==============

                        SELECTED CONSOLIDATED HISTORICAL
                       AND PRO FORMA FINANCIAL INFORMATION
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

   The selected historical consolidated financial data for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from the Company's audited Consolidated Financial Statements (the "Consolidated Financial Statements"). The Consolidated Financial Statements for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996 are incorporated herein by reference. The Consolidated Financial Statements for, and as of, the six months ended June 30, 1995 and 1996 are unaudited, but in the opinion of management, such financial statements have been prepared on the same basis as the Consolidated Financial Statements incorporated herein by reference and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for that period. Results for the six months ended June 30, 1996 are not necessarily indicative of the results for a full year. The summary pro forma consolidated financial data of the Company reflect the Recent Acquisitions as though they occurred at the beginning of the periods presented for statement of operations data and as of the date of the balance sheet for balance sheet data and are derived from the Pro Forma Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Pro Forma Consolidated Financial Data."

   The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and the Consolidated Financial Statements incorporated herein by reference.

                                                                                                               SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                                  JUNE 30,
                                  ------------------------------------------------------------------   -----------------------------
                                                                                           PRO FORMA                       PRO FORMA
                                    1991(A)     1992       1993       1994(A)    1995(A)    1995(B)    1995(A)    1996(A)   1996(B)

                                  ---------- ---------- ---------- ---------- ----------- ---------    ---------- --------- --------
                                                                                          (UNAUDITED)            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Net broadcast revenues(c)........  $39,698    $61,081    $69,532    $118,611   $187,934   $406,411    $88,724   $117,339   $214,877
 Barter revenues..................    5,660      8,805      6,892      10,743     18,200     24,351      8,150      9,571   13,607
                                    ---------- ---------- ---------- ---------- ---------- ----------- --------- ---------  --------
  Total revenues..................   45,358     69,886     76,424     129,354    206,134    430,762     96,874    126,910   228,484
 Operating expenses, excluding
  depreciation and amortization,
  deferred compensation and
  special bonuses paid to
  executive officers..............   25,187     32,993     32,197      50,467     80,446    195,831     38,731     52,825   112,250
 Depreciation and amortization(d)    18,078     30,943     22,584      55,665     80,410    170,036     38,801     45,493    77,651
 Deferred compensation............       --         --         --          --         --      8,855         --      6,007     7,302
 Special bonuses paid to executive
  officers........................       --         --     10,000       3,638         --         --         --         --        --
                                    ---------- ---------- ---------- ---------- ---------- ----------- --------- ---------  --------
 Broadcast operating income.......    2,093      5,950     11,643      19,584     45,278     56,040     19,342     22,585    31,281
 Interest expense.................    8,895     12,997     12,852      25,418     39,253    122,489     19,655     27,646    59,814
 Interest and other income........      562      1,207      2,131       2,447      4,163      3,374      1,282      3,171     1,618
                                    ---------- ---------- ---------- ---------- ---------- ----------- --------- ---------  --------
 Income (loss) before (provision)
  benefit for income taxes and
  extraordinary item..............   (6,240)    (5,840)       922      (3,387)    10,188    (63,075)       969     (1,890)  (26,915)
                                    ---------- ---------- ---------- ---------- ---------- ----------- --------- ---------  --------
 Net income (loss)................  $(4,660)   $(4,651)   $(7,945)   $ (2,740)  $     76   $(44,059)   $   507   $   (790) $(16,419)
                                    ========== ========== ========== ========== ========== =========== ========= ========= =========
 Income (loss) applicable to
  common stock....................  $(4,660)   $(4,651)   $(7,945)   $ (2,740)  $     76   $(44,059)   $   507   $   (790) $(16,419)
                                    ========== ========== ========== ========== ========== =========== ========= ========= =========
 Earnings (loss) per common share:
  Net income (loss) before
   extraordinary item.............  $ (0.16)   $ (0.16)   $ (0.27)   $  (0.09)  $   0.15   $  (1.08)   $  0.02   $  (0.02) $  (0.42)
  Extraordinary item..............       --         --         --          --      (0.15)     (0.13)        --         --        --
  Net income (loss) per common
   share..........................  $ (0.16)   $ (0.16)   $ (0.27)   $  (0.09)  $   0.00   $  (1.21)   $  0.02   $  (0.02) $  (0.42)
                                    ========== ========== ========== ========== ========== =========== ========= ========= =========
  Weighted average shares out-
   standing (in thousands)........   29,000     29,000     29,000      29,000     32,198     36,364     29,575      34,750   38,932
                                    ========== ========== ========== ========== ========== =========== ========= ========= =========
OTHER DATA:
 Broadcast cash flow(e)...........  $17,260    $28,019    $37,596    $ 67,597   $111,124   $201,290    $50,471   $ 65,080  $ 96,352
 Broadcast cash flow margin(f) ...     43.5%      45.9%      54.1%       57.0%      59.1%      49.5%      56.9%      55.5%     44.8%
 Operating cash flow(g) ..........  $15,483    $26,466    $35,504    $ 64,625   $105,750   $190,634    $48,285   $62,014   $ 90,481
 Operating cash flow margin(f)....     39.0%      43.3%      51.1%       54.5%      56.3%      46.9%      54.4%     52.9%      42.1%
 Program contract payments........  $ 4,688    $10,427    $ 8,723    $ 14,262   $ 19,938   $ 44,297    $ 9,858   $12,071   $ 25,753
 Capital expenditures.............    1,730        426        528       2,352      1,702     13,810      1,359     2,114      3,474
 Corporate overhead expense.......    1,777      1,553      2,092       2,972      5,374     10,656      2,186     3,066      5,871

                                                   (Continued on following page)

                                                  AS OF DECEMBER 31,                                   AS OF JUNE 30, 1996
                                      -----------------------------------------------------     ------------------------------
                                                                                                                      PRO
                                       1991(a)     1992      1993      1994(a)      1995(a)     HISTORICAL(a)       FORMA(b)
                                      --------- --------- ---------- ----------  ----------     -------------     ------------
                                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash equivalents..........  $  1,380  $  1,823  $ 18,036   $  2,446     $112,450     $    4,196          $    4,488
 Total assets.......................   149,227   140,366   242,917    399,328      605,272      1,639,205           1,687,481
 Total debt(h)......................   112,303   110,659   224,646    346,270      418,171      1,246,456           1,284,956
 Total stockholders' equity
  (deficit).........................    (3,052)   (3,127)  (11,024)   (13,723)      96,374        259,613             259,613


      NOTES TO SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   (a)The company acquired the license and non-license assets of wpgh in pittsburgh and sold the license assets of wptt in pittsburgh in august 1991. The company also made other acquisitions in 1994, 1995 and 1996 as described in the footnotes to the consolidated financial statements incorporated herein by reference. The statement of operations and other data presented for periods preceding the dates of acquisitions do not include amounts for these acquisitions and therefore are not comparable to subsequent periods. Additionally, the years in which the specific acquisitions occurred may not be comparable to subsequent periods.

   (b)The Pro Forma columns reflect the pro forma effects of the Recent Acquisitions.

   (c)Net broadcast revenues are defined as broadcast revenues net of agency commissions.

   (d)Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment, and amortization of acquired intangible broadcasting assets and other assets including amortization of deferred financing costs.

   (e)"Broadcast cash flow" is defined as broadcast operating income plus corporate overhead expense, special bonuses paid to executive officers, non-cash deferred compensation, depreciation and amortization, including both tangible and intangible assets and program rights, less cash payments for program contract rights. Cash program payments represent cash payments made for current program payables and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered unusual and non-recurring. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   (f)"Broadcast cash flow margin" is defined as broadcast cash flow divided by net broadcast revenues. "Operating cash flow margin" is defined as operating cash flow divided by net broadcast revenues.

   (g)"Operating cash flow" is defined as broadcast cash flow less corporate overhead expense and is a commonly used measure of performance for broadcast companies. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   (h)"Total debt" is defined as long-term debt, net of unamortized discount, and capital lease obligations, including current portion thereof. In 1991 and 1992 total debt included warrants outstanding which were redeemable outside the control of the Company. The warrants were purchased by the Company for $10.4 million in 1993. Total debt as of December 31, 1993 included $100.0 million in principal amount of the 1993 Notes (as defined) the proceeds of which were held in escrow to provide a source of financing for acquisitions that were subsequently consummated in 1994 utilizing borrowings under the Bank Credit Agreement. This amount of the 1993 Notes was redeemed in the first quarter of 1994.

                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The following Pro Forma Consolidated Financial Data include the unaudited pro forma consolidated statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996 (the "Pro Forma Consolidated Statements of Operations") and the unaudited pro forma consolidated balance sheet as of June 30, 1996 (the "Pro Forma Consolidated Balance Sheet"). The unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996 are adjusted to give effect to the Recent Acquisitions as if each occurred at the beginning of those respective periods. The Pro Forma Consolidated Balance Sheet is adjusted to give effect to the Cincinnati/Kansas City Acquisition and the Peoria/Bloomington Acquisition as if each occurred on June 30, 1996. The Pro Forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Pro Forma Consolidated Financial Data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto, the Company's unaudited consolidated financial statements for the six months ended June 30, 1996 and notes thereto, the financial statements and related notes of WSMH, the financial statements and related notes of Superior, the financial statements and related notes of KSMO and WSTR, the financial statements and related notes of River City all of which are incorporated herein by reference. The unaudited Pro Forma Consolidated Financial Data do not purport to represent what the Company's results of operations or financial position would have been had any of the above events occurred on the dates specified or to project the Company's results of operations or financial position for or at any future period or date.

                         SINCLAIR BROADCAST GROUP, INC.
            PRO FORMA CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                                                             RECENT         POST
                                                            CONSOLIDATED                                   ACQUISITIONS    RECENT
                                                             HISTORICAL    KSMO(a)    WSTR(a)   WYZZ(a)    ADJUSTMENTS  ACQUISITIONS
                                                            ------------- ---------- ---------- --------- ------------  ------------
ASSETS
CURRENT ASSETS:
 Cash, including cash equivalents.........................  $    4,196    $   723    $ 1,693              $  (2,124)(b) $   4,488
 Accounts receivable, net of allowance for doubtful
  accounts................................................      81,842      3,855      2,754                               88,451
 Current portion of program contract costs................      29,396      1,548      2,096    $   183                    33,223
 Deferred barter costs....................................       3,964         65      4,029
 Prepaid expenses and other current assets................       3,697         83         32                                3,812
 Deferred tax asset.......................................       6,148      6,148
                                                            -----------   --------   --------   -------   ------------ ----------
   Total current assets...................................     129,243      6,274      6,575        183      (2,124)      140,151
PROPERTY AND EQUIPMENT, net...............................     139,387      3,661      8,378      2,264                   153,690
PROGRAM CONTRACT COSTS, less current portion..............      33,267      1,745      2,364        206                    37,582
LOANS TO OFFICERS AND AFFILIATES, net.....................      11,642                                                     11,642
NON-COMPETE AND CONSULTING AGREEMENTS, net................      19,994                                                     19,994
DEFERRED TAX ASSET........................................       1,076                                                      1,076
OTHER ASSETS..............................................      64,602                                      (14,775)(b)    49,827
ACQUIRED INTANGIBLE BROADCASTING ASSETS, net .............   1,239,994      7,139      7,456     18,930                 1,273,519
                                                            -----------   --------   --------   -------   ------------ ----------
   Total Assets...........................................  $1,639,205    $18,819    $24,773    $21,583   $ (16,899)   $1,687,481
                                                            ===========   ========   ========   =======   ============ ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ........................................  $    4,237    $    98    $   785                           $    5,120
 Accrued liabilities......................................      31,116        503        248                               31,867
 Current portion of long-term liabilities-
  Notes payable and commercial bank financing.............      61,235                                                     61,235
  Capital leases payable..................................         310                                                        310
  Notes and capital leases payable to affiliates .........       1,976                                                      1,976
  Program contracts payable...............................      35,203      1,629      2,135        183                    39,150
 Deferred barter revenues.................................       5,218                                                      5,218
                                                            -----------   --------   --------   -------   -----------  ----------
   Total current liabilities..............................     139,295      2,230      3,168        183                   144,876
LONG-TERM LIABILITIES:
  Notes payable and commercial bank financing.............   1,170,000                                    $  38,500(b)  1,208,500
  Notes and capital leases payable to affiliates..........      12,935                                                     12,935
  Program contracts payable...............................      51,010      1,664      2,325        206                    55,205
  Other long-term liabilites..............................       2,384                                                      2,384
                                                            -----------   --------   --------   -------   ------------ ----------
   Total liabilities......................................   1,375,624      3,894      5,493        389      38,500     1,423,900
                                                            -----------   --------   --------   -------   ------------ ----------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ...........       3,968                                                      3,968
                                                            -----------   --------   --------   -------   ------------ ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Series B Preferred stock, $.01 par value, 1,150,000
   shares  authorized and 1,150,000 shares issued and
   outstanding............................................          11                                                         11
  Class A Common stock, $.01 par value, 100,000,000 shares
   authorized 6,328,000 shares issued and outstanding.....          63                                                         63
  Class B Common stock, $.01 par value, 35,000,000 shares
   authorized and 28,422,000 shares issued and
   outstanding............................................         284                                                        284
  Additional paid-in-capital..............................     274,101                                                    274,101
  Accumulated deficit.....................................     (20,853)                                                   (20,853)
  Additional paid-in capital - stock options..............      12,430                                                     12,430
  Deferred compensation...................................      (6,423)                                                    (6,423)
                                                            -----------   --------   --------   -------   ------------ ----------
   Total stockholders' equity.............................     259,613                                                    259,613
                                                            -----------   --------   --------   -------   ------------ ----------
   Total Liabilities and Stockholders' Equity ............  $1,639,205    $ 3,894    $ 5,493    $   389   $  38,500    $1,687,481
                                                            ===========   ========   ========   =======   ============ ===========

                  NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(a)The KSMO, WSTR and WYZZ columns reflect the assets and liabilities acquired in connection with the purchase of KSMO, WSTR and WYZZ. Total acquired intangibles are calculated as follows:

(1) KSMO:
          Purchase Price                                                       $14,925
               Add:             Liabilities acquired -
                                Accounts payable                                    98
                                Accrued liabilities                                503
                                Current portion of program contracts payable     1,629
                                Long term portion of program contract payable    1,664
               Less:            Assets acquired -
                                Cash                                               723
                                Accounts receivable                              3,855
                                Current portion of program costs                 1,548
                                Deferred barter costs                               65
                                Prepaid expenses and other current assets           83
                                Property and equipment                           3,661
                                Program contract costs, less current portion     1,745
                                                                               --------
                                Acquired intangibles                           $ 7,139
                                                                               ========
(2) WSTR:
          Purchase Price                                                        $19,280
               Add:             Liabilities acquired -
                                Accounts payable                                    785
                                Accrued liabilities                                 248
                                Current portion of program contracts payable      2,135
                                Long term portion of program contracts payable    2,325
               Less:            Assets acquired -
                                Cash                                              1,693
                                Accounts receivable                               2,754
                                Current portion of program costs                  2,096
                                Prepaid expenses and other current assets            32
                                Property and equipment                            8,378
                                Program contract costs, less current portion      2,364
                                                                               ---------
                                Acquired intangibles                            $ 7,456
                                                                               =========

(3) WYZZ:
          Purchase Price                                                        $21,194
               Add:             Liabilities acquired -
                                Current portion of program contracts payable        183
                                Long term portion of program contracts payable      206
               Less:            Assets acquired -
                                Current portion of program costs                    183
                                Property and equipment                            2,264
                                Program contract costs, less current portion        206
                                                                               ---------
                                Acquired intangibles                            $18,930
                                                                               =========

(b) To reflect the  following in  connection  with the  acquisition  of KSMO and
WSTR: (i) the incurrence of $18,306 of bank financing, (ii) the cash payment of $2,124 using available cash, (iii) the reclassification of the $9,000 paid to acquire the option to purchase KSMO and WSTR as acquired intangible broadcasting assets and (iv) the forgiveness of the $4,775 note receivable from WSTR. Additionally, to reflect the following in connection with the acquisition of
WYZZ: (i) the incurrence of $20,194 of bank financing and (ii) the reclassification of the $1,000 paid and held in escrow for the purchase as acquired intangible broadcasting assets.

                         SINCLAIR BROADCAST GROUP, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                FLINT       SUPERIOR
                                                 CONSOLIDATED    TV,     COMMMUNICATIONS
                                                  HISTORICAL   INC.(A)   GROUP, INC.(B)  KSMO(C)
                                                 ------------ --------- ---------------- -------
REVENUES:
 Station broadcast revenues, net of agency
  commissions .................................  $117,339     $1,012    $4,431           $ 7,694
 Revenues realized from station barter
  arrangements.................................     9,571                                  2,321
                                                 ------------ --------- ---------------- -------
    Total revenues.............................   126,910      1,012     4,431            10,015
                                                 ------------ --------- ---------------- -------
OPERATING EXPENSES:
 Program and production........................    20,699        101       539             1,550
 Selling, general and administrative...........    24,267        345     2,002             2,194
 Expenses realized from station barter
  arrangements.................................     7,859                                  2,276
 Amortization of program contract costs and net
  realizable value adjustments.................    17,557        125       736               601
  Deferred compensation........................     6,007
  Depreciation and amortization of property and
   equipment ..................................     3,544          4       373               374
  Amortization of acquired intangible
   broadcasting assets, non-compete and
   consulting agreements and other assets......    24,392                  529
                                                 ------------ --------- ---------------- -------
    Total operating expenses...................   104,325        575     4,179             6,995
                                                 ------------ --------- ---------------- -------
   Broadcast operating income (loss)...........    22,585        437       252             3,020
OTHER INCOME (EXPENSE):
 Interest expense..............................   (27,646)        --      (457)             (823)
 Interest income...............................     2,521         --        --                --
 Other income (expense)........................       650         19         4                 7
                                                 ------------ --------- ---------------- -------
   Income (loss) before (provision) benefit for
    income taxes and extraordinary items.......    (1,890)       456      (201)            2,204
(PROVISION) BENEFIT FOR
 INCOME TAXES..................................     1,100         --        --                --
                                                 ------------ --------- ---------------- -------
NET INCOME (LOSS)..............................  $   (790)    $  456    $ (201)          $ 2,204
                                                 ============ ========= ================ =======

LOSS APPLICABLE TO COMMON STOCK................  $   (790)
                                                 ============ ========= ================ =======
NET LOSS PER COMMON SHARE......................  $  (0.02)
                                                 ============
WEIGHTED AVERAGE SHARES OUTSTANDING (in
 thousands) ...................................    34,750
                                                 ============ ========= ================ =======

                           (RESTUBBED TABLE CONTINUED)

                                                             RIVER CITY(E)
                                                         --------------------
                                                                                        RECENT        POST
                                                            RIVER                    ACQUISITIONS    RECENT
                                                 WSTR(D)    CITY       WSYX  WYZZ(F)  ADJUSTMENTS ACQUISITIONS
                                                 ------- ---------- --------- ------ ------------ ------------
REVENUES:
 Station broadcast revenues, net of agency
  commissions .................................  $6,477  $86,869    $(10,783) $1,838              $214,877
 Revenues realized from station barter
  arrangements.................................   1,715                                             13,607
                                                 ------- ---------- --------- ------ ------------ ------------
    Total revenues.............................   8,192   86,869     (10,783)  1,838               228,484
OPERATING EXPENSES:
 Program and production........................      785   10,001      (736)     214                33,153
 Selling, general and administrative...........    1,876   39,786    (3,950)     702 $     25 (g)   67,247
 Expenses realized from station barter
  arrangements.................................    1,715                                            11,850
 Amortization of program contract costs and net
  realizable value adjustments.................    1,011    9,721      (458)     123                29,416
  Deferred compensation........................                                         1,295 (h)    7,302
  Depreciation and amortization of property and
   equipment ..................................      284    6,294    (1,174)       6     (943)(i)    8,762
  Amortization of acquired intangible
   broadcasting assets, non-compete and
   consulting agreements and other assets......       39   14,041    (3,599)       3    4,068 (j)   39,473
                                                 ------- ---------- --------- ------ ------------ ------------
    Total operating expenses...................    5,710   79,843    (9,917)   1,048    4,445      197,203
                                                 ------- ---------- --------- ------ ------------ ------------
   Broadcast operating income (loss)...........    2,482    7,026      (866)     790   (4,445)      31,281
OTHER INCOME (EXPENSE):
 Interest expense..............................   (1,127) (12,352)       --      --    (17,409)(k) (59,814)
 Interest income...............................       15      195        --      --     (1,636)(l)   1,095
 Other income (expense)........................              (149)       (8)     --          --        523
                                                 ------- ---------- --------- ------ ------------ ------------
   Income (loss) before (provision) benefit for
    income taxes and extraordinary items.......    1,370   (5,280)     (874)     790  (23,490)     (26,915)
(PROVISION) BENEFIT FOR
 INCOME TAXES..................................       --       --        --       --    9,396 (m)   10,496
                                                 ------- ---------- --------- ------ ------------ ------------
NET INCOME (LOSS)..............................  $ 1,370 $ (5,280)  $  (874)  $  790 $(14,094)    $(16,419)
                                                 ======= ========== ========= ====== ============ ============
                                                                                                        --
                                                 =======                                          ------------
LOSS APPLICABLE TO COMMON STOCK................                                                   $(16,419)
                                                 ======= ========== ========= ====== ============ ============
NET LOSS PER COMMON SHARE......................                                                   $  (0.42)
WEIGHTED AVERAGE SHARES OUTSTANDING (in
 thousands) ...................................                                                     38,932 (n)
                                                 ======= ========== ========= ====== ============ ============

                         SINCLAIR BROADCAST GROUP, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                               FLINT      SUPERIOR
                                                CONSOLIDATED    TV,    COMMUNICATIONS
                                                 HISTORICAL   INC.(A)   GROUP, INC(B)  KSMO(C)
                                                ------------ --------- --------------
REVENUES:
 Station broadcast revenues, net of agency
  commissions.................................  $187,934     $ 7,217   $13,400        $14,683
 Revenues realized from station barter
  arrangements................................    18,200                                2,801
                                                ------------ --------- -------------- --------
   Total revenues.............................   206,134       7,217    13,400         17,484
                                                ------------ --------- -------------- --------
OPERATING EXPENSES:
 Program and production.......................    22,563         511     1,461          3,347
 Selling, general and administrative..........    41,763       2,114     4,188          4,374
 Expenses realized from station barter
  arrangements................................    16,120                                2,801
 Amortization of program contract costs and
  net realizable value adjustments............    29,021         897     4,899          1,206
 Deferred compensation........................
 Depreciation and amortization of property and
  equipment...................................     5,400          20     1,660            632
 Amortization of acquired intangible
  broadcasting assets, non-compete and
  consulting agreements and other assets......    45,989          12     1,066            210
                                                ------------ --------- -------------- --------
   Total operating expenses...................   160,856       3,554    13,274         12,570
                                                ------------ --------- -------------- --------
   Broadcast operating income (loss)..........    45,278       3,663       126          4,914
OTHER INCOME (EXPENSE):
 Interest expense.............................   (39,253)        --     (1,579)        (2,039)
 Interest income..............................     3,942          81
 Other income (expense).......................       221          40      (188)           630
                                                ------------ --------- -------------- --------
   Income (loss) before (provision) benefit
    for income taxes and extraordinary item...    10,188       3,784    (1,641)         3,505
(PROVISION) BENEFIT FOR INCOME TAXES .........    (5,200)     (1,476)      461             --
                                                ------------ --------- -------------- --------
   Net income (loss) before extraordinary
    item......................................     4,988       2,308    (1,180)         3,505
EXTRAORDINARY ITEM:
 Loss on early extinguishment of debt, net of
  related income tax benefit of $3,357........    (4,912)
                                                ------------ --------- -------------- --------
NET INCOME (LOSS).............................  $     76     $ 2,308   $(1,180)       $ 3,505
                                                ============ ========= ============== ========

INCOME (LOSS) APPLICABLE TO COMMON STOCK .....  $    $76
EARNINGS (LOSS) COMMON SHARE:
   Net income (loss) before extraordinary
    item......................................  $   0.15
   Extraordinary item.........................  $  (0.15)
                                                ------------ --------- -------------- --------
Net income (loss) per common share............  $   0.00
                                                ============ ========= ============== ========
WEIGHTED AVERAGE SHARES OUTSTANDING (in
 thousands) ..................................    32,198
                                                ============ ========= ============== ========

                           (RESTUBBED TABLE CONTINUED)

                                                                    River City (e)
                                                        -------------------------------------
                                                         Paramount
                                                         Stations                                        Recent        Post
                                                          Group of                                      Acquisitions   Recent
                                                 WSTR(d) Kerrville, Inc. River City   WSYX     WYZZ(f) Adjustments Acquisitions
                                                -------- --------------- ---------- --------- ------- ------------ -----------


REVENUES:
  Station broadcast revenues, net of agency
    commissions                                 $12,179       $7,567      $188,190 $(28,767)  $4,008  $             $406,411
  Revenues realized from station barter
  arrangements................................    3,350                                                               24,351
                                                -------- --------------- ---------- --------- ------- ------------ -----------
   Total revenues.............................   15,529    7,567          188,190    (28,767)  4,008                 430,762
                                                -------- --------------- ---------- --------- ------- ------------ -----------
OPERATING EXPENSES:
 Program and production.......................    1,002      833           62,041     (8,133)    477                  84,102
 Selling, general and administrative..........    4,023    1,958           30,456     (3,153)  1,359  $  1,500 (g)    88,582
 Expenses realized from station barter
  arrangements................................    3,350      876                                                      23,147
 Amortization of program contract costs and
  net realizable value adjustments............    1,621      921           33,452     (2,624)    294                  69,687
 Deferred compensation........................                                                           8,855 (h)     8,855
 Depreciation and amortization of property and
  equipment...................................      585      194           11,524     (2,107)     21       (64)(i)    17,865
 Amortization of acquired intangible
  broadcasting assets, non-compete and
  consulting agreements and other assets......       77      253           27,649     (9,780)      5    17,003 (j)    82,484
                                                -------- --------------- ---------- --------- ------- ------------ -----------
   Total operating expenses...................   10,658    5,035          165,122    (25,797)  2,156    27,294       374,722
                                                -------- --------------- ---------- --------- ------- ------------ -----------
   Broadcast operating income (loss)..........    4,871    2,532           23,068     (2,970)  1,852   (27,294)       56,040
OTHER INCOME (EXPENSE):
 Interest expense.............................   (2,506)                  (34,523)                     (42,589)(k)  (122,489)
 Interest income..............................                              1,715                 54    (3,235)(l)     2,557
 Other income (expense).......................                63              (22)        57      16                     817
                                                -------- --------------- ---------- --------- ------- ------------ -----------
   Income (loss) before (provision) benefit
    for income taxes and extraordinary item...    2,365    2,595           (9,762)    (2,913)  1,922   (73,118)      (63,075)
(PROVISION) BENEFIT FOR INCOME TAXES .........       --   (1,076)              --         --    (750)   31,969 (m)    23,928
                                                -------- --------------- ---------- --------- ------- ------------ -----------
   Net income (loss) before extraordinary
    item......................................    2,365    1,519           (9,762)    (2,913)  1,172   (41,149)      (39,147)
EXTRAORDINARY ITEM:
 Loss on early extinguishment of debt, net of
  related income tax benefit of $3,357........                                                                        (4,912)
                                                -------- --------------- ---------- --------- ------- ------------ -----------
NET INCOME (LOSS).............................  $ 2,365  $ 1,519         $ (9,762)  $ (2,913) $1,172  $(41,149)    $ (44,059)
                                                ======== =============== ========== ========= ======= ============ ===========
                                                                                                                          --
INCOME (LOSS) APPLICABLE TO COMMON STOCK .....                                                                     $ (44,059)
EARNINGS (LOSS) COMMON SHARE:
   Net income (loss) before extraordinary
    item......................................                                                                     $   (1.08)
                                                ========                                                           -----------
   Extraordinary item.........................                                                                         (0.13)
                                                -------- --------------- ---------- --------- ------- ------------ -----------
Net income (loss) per common share............                                                                     $   (1.21)
                                                ======== =============== ========== ========= ======= ============ ===========
WEIGHTED AVERAGE SHARES OUTSTANDING (in
 thousands) ..................................                                                                        36,364(n)
                                                ======== =============== ========== ========= ======= ============ ===========

                         SINCLAIR BROADCAST GROUP, INC.
            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(a)The Flint T.V., Inc. column reflects the results of operations for WSMH for the year ended December 31, 1995 and for the period from January 1, 1996 to February 28, 1996, the date the Flint Acquisition was consummated.

(b)The Superior Communications Group, Inc. column reflects the results of operations for Superior for the year ended December 31, 1995 and for the period from January 1, 1996 to May 7, 1996, the date the Superior Acquisition was consummated.

(c)The KSMO column reflects the results of operations for the year ended December 31, 1995 and for the period from January 1, 1996 to June 30, 1996 as the transaction was consummated in July 1996.

(d)The WSTR column reflects the results of operations for the year ended December 31, 1995 and for the period from January 1, 1996 to June 30, 1996 as the transaction was consummated in August 1996.

(e)The River City column reflects the results of operations for River City (including KRRT, Inc.) for the period from January 1, 1996 to May 31, 1996, the date the River City Acquisition was consummated. The WSYX column removes the results of WSYX from the results of River City for that period. The River City columns reflect the results of operations for River City (including KRRT Inc.) for the year ended December 31, 1995 and the results of operations for WSYX to reflect the exclusion of this station from the Company's acquisition as those assets of River City were not acquired by the Company, and the results of operations for Paramount Stations Group of Kerrville, Inc. (the predecessor business to KRRT, Inc.) for the seven months and three days ended August 3, 1995, the date of acquisition by KRRT, Inc.

(f)The WYZZ column reflects the results of operations for the year ended December 31, 1995 and for the period from January 1, 1996 to June 30, 1996 as the purchase transaction was consummated in July 1996.

(g)For 1995, corporate expenses have been adjusted to reflect the increased costs of operating River City during 1995 as a public company and the increased compensation expenses for senior executives of the Company as a result of the increased size of the Company due to the Recent Acquisitions. For 1996, corporate expenses have been adjusted to reflect the elimination of certain one time expenses (including bonuses paid to River City executives) in connection with the River City Acquisition and the addition of increased compensation expenses for senior executives of the Company as a result of the increased size of the Company due to the Recent Acquisitions.

(h)To  record  compensation   expense  related  to  options  granted  under  the
   Long-Term Incentive Plan:

                                                            1996       1995
                                                         ---------- ---------
Compensation expense related to the Long-Term
Incentive Plan on a pro forma basis ...................  $ 7,302    $8,855
Less: Compensation expense recorded by the Company
related to the Long-Term Incentive Plan................   (6,007)       --
                                                         ---------- ---------
                                                         $ 1,295    $8,855
                                                         ========== =========

(i)To record depreciation expense related to acquired tangible assets and eliminate depreciation expense recorded by WSMH, Superior, KSMO, WSTR, River City(e) and WYZZ. Tangible assets are to be depreciated over lives ranging from 5 to 29.5 years, calculated as follows:

                                                                               SIX MONTHS ENDED
                                                                                JUNE 30, 1996
                                                   -----------------------------------------------------------------------
                                                     WSMH    SUPERIOR     KSMO     WSTR     RIVER CITY    WYZZ     TOTAL
                                                   ------- ----------- --------- -------- ------------- ------- ----------
Depreciation expense on acquired tangible assets   $32     $ 315       $ 240     $ 507    $ 3,965       $159    $ 5,218
Less: Depreciation expense recorded by WSMH,
Superior, KSMO, WSTR, River City(e) and WYZZ  ...   (4)     (373)       (374)     (284)    (5,120)        (6)    (6,161)
                                                   ------- ----------- --------- -------- ------------- ------- ----------
Pro forma adjustment ............................  $28     $ (58)      $(134)    $ 223    $(1,155)      $153    $  (943)
                                                   ======= =========== ========= ======== ============= ======= ==========

                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1995
                                                   ------------------------------------------------------------------------
                                                     WSMH    SUPERIOR     KSMO      WSTR    RIVER CITY    WYZZ     TOTAL
                                                   ------- ----------- --------- --------- ------------ ------- -----------
Depreciation expense on acquired tangible assets   $192    $   945     $ 480     $1,014    $ 9,516      $318    $ 12,465
Less: Depreciation expense recorded by WSMH,
Superior, KSMO, WSTR, River City(e) and WYZZ  ...   (20)    (1,660)     (632)      (585)    (9,611)      (21)    (12,529)
                                                   ------- ----------- --------- --------- ------------ ------- -----------
Pro forma adjustment ............................  $172    $  (715)    $(152)    $  429    $   (95)     $297    $    (64)
                                                   ======= =========== ========= ========= ============ ======= ===========

                                       28

(j)To record amortization expense related to acquired intangible assets and deferred financing costs and eliminate amortization expense recorded by WSMH, Superior, KSMO, WSTR, River City(e) and WYZZ. Intangible assets are to be amortized over lives ranging from 1 to 40 years, calculated as follows:

                                                                               SIX MONTHS ENDED
                                                                                JUNE 30, 1996
                                                     -------------------------------------------------------------------
                                                       WSMH   SUPERIOR    KSMO    WSTR   RIVER CITY    WYZZ     TOTAL
                                                     ------- ---------- ------- ------- ------------ ------- -----------
Amortization expense on acquired intangible assets   $167    $ 827      $180    $285    $ 12,094     $99     $ 13,652
Deferred financing costs ..........................                                        1,429                1,429
Less: Amortization expense recorded by WSMH,
Superior, KSMO, WSTR, River City(e) and WYZZ  .....    --     (529)       --     (39)    (10,442)     (3)     (11,013)
                                                     ------- ---------- ------- ------- ------------ ------- -----------
Pro forma adjustment ..............................  $167    $ 298      $180    $246    $  3,081      96     $  4,068
                                                     ======= ========== ======= ======= ============ ======= ===========

                                                                                    YEAR ENDED
                                                                                DECEMBER 31, 1995
                                                     -----------------------------------------------------------------------
                                                        WSMH     SUPERIOR    KSMO     WSTR   RIVER CITY    WYZZ     TOTAL
                                                     --------- ----------- -------- ------- ------------ ------- -----------
Amortization expense on acquired intangible assets   $1,002    $ 2,481     $ 360    $570    $ 29,026     $198    $ 33,637
Deferred financing costs ..........................                                            2,858                2,858
Less: Amortization expense recorded by WSMH,
Superior, KSMO, WSTR, River City(e) and WYZZ  .....     (12)    (1,066)     (210)    (77)    (18,122)      (5)    (19,492)
                                                     --------- ----------- -------- ------- ------------ ------- -----------
Pro forma adjustment ..............................  $  990    $ 1,415     $ 150    $493    $ 13,762     $193    $ 17,003
                                                     ========= =========== ======== ======= ============ ======= ===========

(k)To record interest expense for the six months ended June 30, 1996 on acquisition financing relating to Superior of $59,850 (under the Bank Credit Agreement at 8.0% for four months), KSMO and WSTR of $10,425 and $7,881, respectively (both under the Bank Credit Agreement at 8.0% for six months), River City (including KRRT) of $868,300 (under the Bank Credit Agreement at 8.0% for five months) and of $851 for hedging agreements related to the River City financing and WYZZ of $20,194 (under the Bank Credit Agreement at 8.0% for six months) and eliminate interest expense recorded. No interest expense has been recorded for WSMH as it has been assumed that the proceeds from the 1995 Notes were used to purchase WSMH.

                                                                               SIX MONTHS ENDED
                                                                                JUNE 30, 1996
                                                      -----------------------------------------------------------------
                                                        SUPERIOR     KSMO      WSTR     RIVER CITY    WYZZ     TOTAL
                                                      ----------- --------- ---------- ------------ ------- -----------
Interest expense adjustment as noted above  ........  $1,596      $ 417     $   315    $ 29,032     $808    $ 32,168
Less: Interest expense recorded by, Superior, KSMO,
WSTR, River City (e) and WYZZ.......................    (457)      (823)     (1,127)    (12,352)      --     (14,759)
                                                      ----------- --------- ---------- ------------ ------- -----------
Pro forma adjustment ...............................  $1,139      $(406)    $  (812)   $ 16,680     $808    $ 17,409
                                                      =========== ========= ========== ============ ======= ===========

To record interest expense for the year ended December 31, 1995 on acquisition financing relating to WSMH of $34,400 (under the Bank Credit Agreement at 8.5% for eight months -- assumes that the proceeds from the 1995 Notes were used to pay the commercial bank financing), Superior of $59,850 (under the Bank Credit Agreement at 8.5% for twelve months), KSMO and WSTR of $10,425 and $7,881, respectively (both under the Bank Credit Agreement at 8.5% for eight months -- assumes that the proceeds from the 1995 Notes were used to pay the commercial bank financing), River City (including KRRT) of $868,300 (under the Bank Credit Agreement at 8.5% for twelve months) and of $851 for hedging agreements related to the River City financing and WYZZ of $20,194 (under the Bank Credit Agreement at 8.5% for eight months -- assumes that the proceeds from the 1995 Notes were used to pay the commercial bank financing and eliminate interest expense recorded.

                                                                                        YEAR ENDED
                                                                                     DECEMBER 31, 1995
                                                     -------------------------------------------------------------------------------
                                                        WSMH     SUPERIOR      KSMO        WSTR     RIVER CITY     WYZZ   TOTAL
                                                     --------- ----------- ----------- ----------- ------------ --------- ----------
Interest expense adjustment as noted above  .......  $1,949    $ 5,087     $   591     $   447     $ 74,018      $1,144   $  83,236
Less: Interest expense recorded by WSMH, Superior,
KSMO, WSTR, River City(e) and WYZZ ................      --     (1,579)     (2,039)     (2,506)     (34,523)         --     (40,647)
                                                     --------- ----------- ----------- ----------- ------------ --------- ----------
Pro forma adjustment ..............................  $1,949    $ 3,508     $(1,448)    $(2,059)    $ 39,495      $1,144   $  42,589
                                                     ========= =========== =========== =========== ============ ========= ==========

(l)To eliminate interest income for the six months ended June 30, 1996 on public debt proceeds relating to WSMH, KSMO and WSTR and WYZZ of $34,400 (under the Bank Credit Agreement at 5.7% for two months), $10,425 and $7,881 (both under the Bank Credit Agreement at 5.7% for six months) and $20,194 (under the Bank Credit Agreement at 5.7% for six months), respectively due to assumed utilization of excess cash for those acquisitions.

                                                                        SIX MONTHS ENDED
                                                                         JUNE 30, 1996
                                                ---------------------------------------------------------------
                                                   WSMH      KSMO     WSTR    RIVER CITY     WYZZ      TOTAL
                                                --------- --------- -------- ------------ --------- -----------
Interest income adjustment as noted above  ...  $(327)    $(297)    $(226)   $  --        $(576)    $(1,426)
Less: Interest income recorded by WSMH, KSMO,
WSTR, River City(e) and WYZZ..................     --        --       (15)    (195)          --        (210)
                                                --------- --------- -------- ------------ --------- -----------
Pro forma adjustment .........................  $(327)    $(297)    $(241)   $(195)       $(576)    $(1,636)
                                                ========= ========= ======== ============ ========= ===========

   To eliminate interest income for the year ended December 31, 1995 on public debt proceeds relating to WSMH, KSMO and WSTR and WYZZ of $34,400, $10,425, $7,881 and $20,194 (all under the Bank Credit Agreement at 5.7% for four months), respectively due to assumed utilization of excess cash for those acquisitions.

                                                                           YEAR ENDED
                                                                        DECEMBER 31, 1995
                                                ----------------------------------------------------------------
                                                   WSMH      KSMO      WSTR    RIVER CITY     WYZZ      TOTAL
                                                --------- --------- --------- ------------ --------- -----------
Interest income adjustment as noted above  ...  $(654)    $(198)    $(149)    $    --      $(384)    $(1,385)
Less: Interest income recorded by WSMH, KSMO,
WSTR, River City(e) and WYZZ .................    (81)       --        --      (1,715)       (54)     (1,850)
                                                --------- --------- --------- ------------ --------- -----------
Pro forma adjustment .........................  $(735)    $(198)    $(149)    $(1,715)     $(438)    $(3,235)
                                                ========= ========= ========= ============ ========= ===========

(m)To record tax (pprovision) benefit for recent acquisitions and for pro forma adjustments at the applicable statutory tax rates.

(n)Weighted average shares outstanding on a pro forma basis assumes that the 1,150,000 shares of Series B Preferred Stock were converted for 4,181,818 shares of $.01 par value Class A Common Stock as of the beginning of the period.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

   The operating revenues of the Company are derived from local and national advertisers and, to a much lesser extent, from Fox, ABC and CBS in the form of network compensation. The Company's primary operating expenses involved in owning or programming television and radio stations are syndicated program rights fees, commissions on revenues, employee salaries, news-gathering and promotion. Amortization and depreciation of costs associated with the acquisition of the stations and interest carrying charges are significant factors in determining the Company's overall profitability.

   Set forth below are the principal types of broadcast revenues received by the Company's stations for the periods indicated and the percentage contribution of each type to the Company's total gross broadcast revenues:

                                            YEAR ENDED DECEMBER 31,
                                   -----------------------------------------
                                     1993               1994              1995
                               ----------------- -----------------  -----------------
                                              (DOLLARS IN THOUSANDS)
Broadcast Revenues
Local/regional
advertising...............  $ 39,925    48.6%   $ 67,881    48.6%   $104,299    47.5%
National advertising .....    41,281    50.3      69,374    49.6     113,678    51.7
Network compensation .....       232     0.3         302     0.2         442     0.2
Political advertising ....       158     0.2       1,593     1.1         197     0.1
Production................       483     0.6         696     0.5       1,115     0.5
                            ---------- -------- ---------- -------- ---------- --------
Broadcast revenues........    82,079   100.0%    139,846   100.0%    219,731   100.0%
Less: Agency commissions .   (12,547)            (21,235)            (31,797)
                            ---------- -------- ---------- -------- ----------
Broadcast revenues, net ..    69,532             118,611             187,934
Barter revenues...........     6,892              10,743              18,200
                            ---------- -------- ---------- -------- ----------
Total revenues............  $ 76,424            $129,354            $206,134
                            ========== ======== ========== ======== ==========

   Advertising revenues of the stations are generally highest in the fourth quarter of each year, due in part to increases in retail advertising in the period leading up to and including the holiday season. Advertising revenues are generally higher during election years due to spending by political candidates, which spending typically is heaviest during the fourth quarter.

   The Company's primary types of programming and their approximate percentages of 1995 net broadcast revenues were Fox prime time (11.9%), children's programming (10.6%) and other syndicated programming (59.5%). Similarly, the Company's three largest categories of advertising and their approximate percentages of 1995 net broadcast revenues were automotive (16.9%), children's (10.6%) and fast food advertising (8.0%). No other advertising category accounted for more than 8% of the Company's net broadcast revenues in 1995. No individual advertiser accounted for more than 5% of any individual Company station's net broadcast revenues in 1995.

   In connection with the Recent Acquisitions, the Company significantly diversified its revenue base by adding a diverse group of television and radio stations. On a pro forma basis, the Company's Major Network affiliated television stations, Fox affiliated television stations, and radio group contributed 17.1%, 41.0% and 13.8%, respectively, of the Company's 1995 net revenue. Further, the Company incurred substantial indebtedness, as a result of which the Company's debt service requirements have increased over historical levels. In addition, the Company's non-cash charges for depreciation and amortization expense increased as a result of the fixed assets and goodwill acquired in the Recent Acquisitions.

   The following table sets forth certain operating data of the Company for the years ended December 31, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and June 30, 1996.

                                                  YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED
                                               ---------------------------- -------------------------
                                                                               JUNE 30,    JUNE 30,
                                                 1993      1994        1995     1995         1996
                                               ------    ---------   -------- ---------  ----------
                                                    (DOLLARS IN THOUSANDS)          (UNAUDITED)
Operating Data:
 Net broadcast revenues.......................  $69,532   $118,611   $187,934   $88,724    $117,339
 Barter revenues..............................    6,892     10,743     18,200     8,150       9,571
                                                --------- ---------- ---------- ---------- ----------
 Total revenues...............................   76,424    129,354    206,134    96,874     126,910
 Operating expenses, excluding depreciation
  and amortization, deferred compensation and
  special bonuses paid to executive officers..   32,197     50,467     80,446    38,731      52,825
 Depreciation and amortization................   22,584     55,665     80,410    38,801      45,493
 Deferred compensation........................       --         --         --        --       6,007
 Special bonuses paid to executive officers...   10,000      3,638         --        --          --
                                                --------- ---------- ---------- ---------- ----------
 Broadcast operating income...................  $11,643   $ 19,584   $ 45,278   $19,342    $ 22,585
                                                ========= ========== ========== ========== ==========
Other Data:
 Broadcast cash flow(a).......................  $37,596   $ 67,597   $111,124   $50,471    $ 65,080
 Broadcast cash flow margin...................     54.1%      57.0%      59.1%     56.9%       55.5%
 Operating cash flow(b).......................  $35,504   $ 64,625   $105,750   $48,285    $ 62,014
 Operating cash flow margin...................     51.1%      54.5%      56.3%     54.4%       52.9%
 After tax operating cash flow(c).............  $31,204   $ 62,940   $ 98,689   $40,785    $ 56,414
 Program contract payments....................  $ 8,723   $ 14,262   $ 19,938   $ 9,858    $ 12,071
 Program contract payments as a percentage of
  net broadcast revenue.......................     12.5%      12.0%      10.6%     11.1%       10.3%
 Corporate expense............................  $ 2,092   $  2,972   $  5,374   $ 2,186    $  3,066

- ----------
(a)"Broadcast cash flow" is defined as broadcast operating income plus corporate overhead expense, special bonuses paid to executive officers, non-cash deferred compensation, depreciation and amortization, including both tangible and intangible assets and program rights, less cash payments for program rights. Cash program payments represent cash payments made for current program rights payable and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered unusual and non-recurring. The Company has presented broadcast cash flow data, which the Company believes is comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with generally accepted accounting principles.

(b)"Operating cash flow" is defined as broadcast cash flow less corporate overhead expense and is a commonly used measure of performance for broadcast companies. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(c)"After tax operating cash flow" is defined as operating cash flow less taxes paid.

RESULTS OF OPERATIONS

   Six Months Ended June 30, 1995 and 1996. Total revenues increased from $96.9 million for the six months ended June 30, 1995 to $126.9 million for the six months ended June 30, 1996, or 31.0%. When excluding the effects of non-cash barter transactions, net broadcast revenues for the six months ended June 30, 1996 increased by 32.3% over the six months ended June 30, 1995. These increases in broadcast revenues were primarily the result of the acquisitions of WTVZ and WLFL, and the entering into LMA agreements with WABM and WDBB (the "1995 Acquisitions"), and the Recent Acquisitions, as well as television broadcast revenue growth in each of the Company's markets.

   Operating expenses excluding depreciation and amortization increased from $38.7 million for the six months ended June 30, 1995 to $52.8 million for the six months ended June 30, 1996, or 36.4%. This increase in expenses was largely attributable to operating costs associated with acquisitions, an increase in LMA fees resulting from LMA transactions, and an increase in corporate overhead expense and non-cash deferred compensation expense.

   Broadcast operating income increased from $19.3 million for the six months ended June 30, 1995 to $22.6 million for the six months ended June 30, 1996, or 17.1%. This increase is primarily attributable to the 1995 Acquisitions and the Recent Acquisitions.

   Interest expense increased from $19.7 million for the six months ended June 30, 1995 to $27.6 million for the six months ended June 30, 1996, or 40.1%. The interest expense increase related to indebtedness under the 1995 Notes and indebtedness under the Bank Credit Agreement incurred by the Company to finance the River City Acquisition.

   Interest and other income increased from $1.3 million for the six months ended June 30, 1995 to $3.2 million for the six months ended June 30, 1996, or 146.2%. This increase primarily resulted from the increase in cash balances that remained from the Company's offering of the 1995 Notes.

   Income tax benefit increased from a provision of $462,000 for the six months ended June 30, 1995 to a benefit of $1.1 million for the six months ended June 30, 1996. This increase is attributed to the Recent Acquisitions.

   The deferred tax asset decreased from $21.0 million at December 31, 1995 to $7.2 million as of June 30, 1996 and the effective tax rate increased from 51% for the twelve months ended December 31, 1995 to 58% for the six months ended June 30, 1996 primarily due to the Superior Acquisition.

   Net income for the six months ended June 30, 1995 was $507,000 or $0.02 per share compared to net loss of $790,000 or ($0.02) per share for the six months ended June 30, 1996.

   Broadcast cash flow increased from $50.5 million for the six months ended June 30, 1995 to $65.1 million for the six months ended June 30, 1996, or 28.9%.

   Operating cash flow increased from $48.3 million for the six months ended June 30, 1995 to $62.0 million for the six months ended June 30, 1996, or 28.4%.

   Years ended December 31, 1994 and 1995. Total revenues increased from $129.4 million for the year ended December 31, 1994 to $206.1 million for the year ended December 31, 1995, or 59.3%. This increase includes revenues from the 1995 Acquisitions. This increase also includes the first full year of revenues from the acquisition of WCGV and WTTO and the entering into LMA agreements with WNUV and WVTV, and FSFA (the "1994 Acquisitions"). When excluding the effect of non-cash barter transactions net broadcast revenues increased from $118.6 million for the year ended December 31, 1994 to $187.9 million for the year ended December 31, 1995, or 58.4%.

   These increases in net broadcast revenues were primarily a result of the 1994 and 1995 Acquisitions and LMA transactions consummated by the Company, as well as television broadcast revenue growth in each of the Company's markets. WPGH, the Pittsburgh Fox affiliate, achieved in excess of 14% net broadcast revenue growth for the year ended December 31, 1995 compared to the year ended December 31, 1994 primarily attributable to a new metered rating service that began in May 1995 which established significant improvement in WPGH's market rating. WBFF, the Fox affiliate in Baltimore and WCGV, the former Fox affiliate, now a UPN affiliate in Milwaukee, both achieved in excess of 10% net broadcast revenue growth as these stations began capitalizing on the advantages of having an LMA in these markets.

   Operating expenses excluding depreciation and amortization and special bonuses paid to executive officers increased from $50.5 million for the year ended December 31, 1994 to $80.4 million for the year ended December 31, 1995. These increases in expenses were primarily attributable to increases in operating expenses relating to the 1994 and 1995 Acquisitions, including the payment of LMA fees which increased 409% to approximately $5.6 million for the year ended December 31, 1995 as compared to $1.1 million for the year ended December 31, 1994. Corporate overhead expenses increased 80.8% for the year ended December 31, 1995 as compared to the year ended December 31, 1994. This is partially due to increased expenses associated with being a public company (e.g., directors and officers insurance, travel expenses and professional fees) and to executive bonus accruals for executive bonuses which were paid based on achieving in excess of 20% growth percentages in pro forma broadcast cash flow for the year 1995 compared to 1994.

   Broadcast operating income increased from $19.6 million for the year ended December 31, 1994 to $45.3 million for the year ended December 31, 1995, or 131.1%. The increase in broadcast operating income was primarily a result of the 1994 and 1995 Acquisitions and the increase in television broadcast revenues in each of the Company's markets, and was partially offset by increased amortization expenses related to the 1994 and 1995 Acquisitions.

   Interest expense increased from $25.4 million for the year ended December 31, 1994 to $39.3 million for the year ended December 31, 1995, or 54.7%. The major component of this increase in interest expense was increased borrowings under the Bank Credit Agreement to finance the 1994 and 1995 Acquisitions. During August of 1995, the Company issued the 1995 Notes and used a portion of the net proceeds to repay outstanding indebtedness under the Bank Credit Agreement and the remainder to increase the Company's cash balance by $91.4 million. The interest expense related to the 1995 Notes was approximately $10.0 million in 1995. This increase was partially offset by the application of the net proceeds of an offering of Class A Common Stock to reduce a portion of the indebtedness under the Bank Credit Agreement during June 1995. Interest expense was also reduced as a result of the application of net cash flow from operating activities to further decrease borrowings under the Bank Credit Agreement.

   Interest and other income increased from $2.4 million for the year ended December 31, 1994 to $4.2 million for the year ended December 31, 1995, or 75.0%. The increase in interest income resulted primarily from the increase in cash balances that remained from the proceeds of the 1995 Notes. Income (loss) before benefit (provision) for income taxes and extraordinary items increased from a loss of $3.4 million for the year ended December 31, 1994 to income of $10.2 million for the year ended December 31, 1995.

   Net income (loss) available to common shareholders improved from a loss of $2.7 million for the year ended December 31, 1994 to income of $76,000 for the year ended December 31, 1995. In August 1995, the Company consummated the sale of the 1995 Notes generating net proceeds to the Company of $293.2 million. The net proceeds from the 1995 Notes were utilized to repay outstanding indebtedness under the Bank Credit Agreement of $201.8 million with the remainder being retained for general corporate purposes including potential future acquisitions. In conjunction with the early retirement of the indebtedness under the Bank Credit Agreement, the Company recorded an extraordinary loss of $4.9 million net of a tax benefit of $3.4 million, related to the write off of deferred financing costs under the Bank Credit Agreement.

   Broadcast cash flow increased from $67.6 million for the year ended December 31, 1994 to $111.1 million for the year ended December 31, 1995, or 64.3%. This increase in broadcast cash flow was primarily due to the 1994 and 1995 Acquisitions, growth in market revenues and a reduction in program payments as a percentage of net broadcast revenues from 12.0% for the year ended December 31, 1994 to 10.6% for the year ended December 31, 1995.

   Operating cash flow increased from $64.6 million for the year ended December 31, 1994 to $105.8 million for the year ended December 31, 1995, or 63.8%.

   Years Ended December 31, 1993 and 1994. Total revenues increased from $76.4 million for the year ended December 31, 1993 to $129.4 million for the year ended December 31, 1994, or 69.4%. This increase includes revenues from the 1994 Acquisitions. When excluding the effect of revenues generated by the 1994 Acquisitions and non-cash revenues recognized from barter arrangements, total revenues increased 12.4% for the year ended December 31, 1994 from the year ended December 31, 1993. Net revenues for WPGH during this period increased despite the loss of Arbitron meter service in the Pittsburgh market at the end of 1993. The Company believes that Arbitron meter service was a more accurate system than the diary service which replaced meter service in the Pittsburgh market, and that the presence of meter service provides benefits to UHF stations, such as WPGH. In May 1995 the Nielsen system in Pittsburgh was upgraded to a meter system.

   Operating expenses excluding depreciation and amortization and special bonuses paid to executive officers increased from $32.2 million for the year ended December 31, 1993 to $50.5 million for the year ended December 31, 1994, or 56.8%. This increase was primarily due to the 1994 Acquisitions.

   Broadcast operating income increased from $11.6 million for the year ended December 31, 1993 to $19.6 million for the year ended December 31, 1994, or 69.0%. When excluding the effects of special bonuses paid to executive officers during 1993 and 1994, broadcast operating income increased $1.6 million, or 7.3%, for the year ended December 31, 1994 as compared to the year ended
December 31, 1993. Depreciation and amortization increased from $22.6 million for the year ended December 31, 1993 to $55.7 million for the year ended December 31, 1994, or 146.5%. This increase was due primarily to amortization and depreciation expenses related to the 1994 Acquisitions as well as an increase in net realizable value adjustments recorded during the year ended December 31, 1994 of $7.1 million compared to net realizable value adjustments recorded during the year ended December 31, 1993 of $1.6 million.

   Interest expense increased from $12.9 million for the year ended December 31, 1993 to $25.4 million for the year ended December 31, 1994, or 96.9%. This
increase  was  due  to  increased   interest   expenses   related  to  the  1994
Acquisitions, including interest expense related to holding $100.0 million of proceeds of the 1993 Notes in escrow during the first quarter of 1994. The Company subsequently redeemed $100.0 million of the 1993 Notes and financed a portion of the 1994 Acquisitions through borrowings under the Bank Credit Agreement. The Company maintains interest rate caps and floors on a portion of its indebtedness under the Bank Credit Agreement. In 1994, the effect of these interest rate caps and floors purchased, including the amortization of the premium cost of the agreements, was to increase interest expense by an additional $171,000.

   Interest and other income increased from $2.1 million for the year ended December 31, 1993 to $2.4 million for the year ended December 31, 1994, or 14.3%. An increase in interest income was realized in 1994 primarily due to investment of the proceeds of the 1993 Notes during the time such proceeds were held in escrow in the first quarter of 1994, and due to interest on greater cash balances in the second quarter of 1994. These increases in interest income in 1994 were offset partially by life insurance proceeds received during the year ended December 31, 1993 that were recorded as other income.

   Income (loss) before (provision) benefit for income taxes and extraordinary items decreased from income of $0.9 million for the year ended December 31, 1993 to a loss of $3.4 million for the year ended December 31, 1994.

   Net loss decreased from $7.9 million for the year ended December 31, 1993 to $2.7 million for the year ended December 31, 1994. When excluding the effects of special bonuses paid to executive officers in 1993 and 1994, net loss decreased $0.3 million for the year ended December 31, 1993 as compared to the year ended December 31, 1994, primarily due to the increase in depreciation and amortization expense described above.

   The net loss for the year ended December 31, 1993 includes extraordinary items related to a gain of $1.3 million on the purchase of warrants and a loss of $9.2 million, net of the related income tax benefit, on repayment of commercial bank debts and redemption of $100.0 million in principal amount of the 1993 Notes.

   Broadcast cash flow increased from $37.6 million for the year ended December 31, 1993 to $67.6 million for the year ended December 31, 1994, or 79.8%. The increase in broadcast cash flow was a direct result of the 1994 Acquisitions and the strong economic environment in broadcasting.

   Operating cash flow increased from $35.5 million for the year ended December 31, 1993 to $64.6 million for the year ended December 31, 1994, or 82.0%.

LIQUIDITY AND CAPITAL RESOURCES

   The capital structure of the Company consists of the Company's outstanding long-term debt and stockholders' equity. The stockholders' equity consists of common stock, preferred stock, additional paid in capital and accumulated deficit. The Company's decrease in cash from $112.5 million at December 31, 1995 to $4.2 million at June 30, 1996 primarily resulted from cash payments made relating to acquisitions and repayments of debt under the Bank Credit Agreement. The Company's primary source of liquidity is cash provided by operations and availability under the Bank Credit Agreement. As of August 31, 1996, approximately $138.5 million was available for draws under the Bank Credit Agreement.

   Net cash flow from operating activities decreased from $13.9 million for the six months ended June 30, 1995 to $5.6 million for the six months ended June 30, 1996. The Company made income tax payments of $7.5 million during the six months ended June 30, 1995 compared to $5.6 million for the six months ended June 30, 1996 due to anticipated tax benefits generated by the Recent Acquisitions. The Company made interest payments on outstanding indebtedness of $19.5 million during the six months ended June 30, 1995 compared to $29.5 milion for the six months ended June 30, 1996 due to the additional interest expense relating to the 1995 Notes and additional borrowings under the Bank Credit Facility to finance the purchase of River City and KRRT. Program rights payments increased from $9.9 million for the six months ended June 30, 1995 to $12.1 million for the six months ended June 30, 1996, primarily as a result of the 1995 Acquisitions which occurred during the six months ended June 30, 1995 and therefore resulted in less than a full six months of film payments in 1995. The Company also made a $20.0 million payment of debt acquisition costs relating to the financing required to consummate the River City Acquisitions.

   Net cash flow used in investing activities was $109.5 million for the six months ended June 30, 1995 compared to $942.1 million for the six months ended June 30, 1996. In January 1996, the Company made a cash payment of $1.0 million relating to the Peoria/Bloomington Acquisition which was consummated in July 1996. During February 1996, the Company completed the Flint Acquisition for $35.4 million at which time the balance due to the seller of $34.4 million was paid from the Company's existing cash balance. In May 1996, the Company completed the Superior Acquisition and made cash payments totaling $63.0 million relating to the transaction. Also in May 1996, the Company completed the River City Acquisition and made related cash payments totaling $838.7 million.

   Net cash flow from financing activities was $96.6 million for the six months ended June 30, 1995 compared to amounts used of $828.3 million for the six months ended June 30, 1996. In May 1996, the Company utilized available indebtedness of $62.0 million for the Superior Acquisition and simultaneously repaid indebtedness of $25.0 million. Also in May 1996, the Company utilized available indebtedness of $835.0 million for the River City Acquisition and simultaneously repaid indebtedness of $36.0 million.

   The Company has the rights to air numerous syndicated programs. As of June 30, 1996, the Company had commitments totaling $150.2 million to acquire future program rights, some of which extend into the year 2004.

   Under the Bank Credit Agreement, the Company was required to enter into interest rate hedging agreements to protect up to 75% of the outstanding balances under the term loans thereunder for three years from the original date of the Bank Credit Agreement. The interest rate protection agreements were required to protect the covered amounts, to a maximum rate of 9.5%, including any spread paid to the lending banks. The Company obtained the required interest rate protection at a cost of $1.1 million. The Company exchanged interest rate caps on approximately $160.0 million in indebtedness during the three months ended June 30, 1995 for certain interest rate swaps which fixed interest on such indebtedness at rates between 5.85% and 7.00%. The Company has modified these swaps to meet the requirements under the Bank Credit Agreement. The Company is amortizing these costs over the lives of the agreements and has not recognized any gain on them.

   The Company has the option to purchase all of the assets of River City relating to WSYX-TV in Columbus, Ohio for $130 million plus the amount of debt secured by such assets outstanding at the time of purchase (not to exceed $105 million). See "Business -- Acquisition Strategy." Pursuant to the Bank Credit Agreement, an Incremental Credit Facility is available to fund up to $200 million of the exercise price of this option under certain circumstances. The Company intends to use the Incremental Credit Facility and, if needed, the proceeds of issuances of additional equity securities to pay the exercise price of the option. Absent additional equity financing, restrictions under the Bank Credit Agreement and the Indentures would currently prevent the Company from incurring additional indebtedness to exercise this option.

   The Company anticipates that funds from operations, existing cash balances and availability of the Revolving Credit Facility under the Bank Credit Agreement will be sufficient to meet its working capital, capital expenditures and debt service requirements for the foreseeable future. However, to the extent such funds are not sufficient, the Company may need to incur additional indebtedness, refinance existing indebtedness or raise funds from the sale of additional equity. The Bank Credit Agreement and the Indentures would restrict the incurrence of additional indebtedness and the use of proceeds of an equity issuance.

INCOME TAXES

   A $1.8 million tax provision and a $1.1 million tax benefit was recognized for the year ended December 31, 1995 and for the six months ended June 30, 1996, respectively. This provision was comprised of a $5.2 million tax provision relating to the Company's income before provision for income taxes and an extraordinary item offset by a $3.4 million income tax benefit relating to the extraordinary loss on early extinguishments of debt. The tax provision and tax benefit reflects a 51% and 58% effective rate which is higher than the statutory rate which is primarily due to the non-deductibility of goodwill relating to the repurchase of Common Stock in 1990. After giving effect to these changes the Company had net deferred tax assets of $21.0 million and $7.2 million at December 31, 1995 and at June 30, 1996, respectively. The realization of the net deferred tax asset is contingent upon the Company's ability to generate sufficient future taxable income to realize the future tax benefits associated with the net deferred tax asset. The Company believes that the net deferred asset will be realized through future operating results. This belief is based upon 1995 taxable income and the projection of future years' results. Given that the taxable income for the year ended December 31, 1995 was approximately $10.2 million before the non-recurring charge for loss on early extinguishment of debt, the Company anticipates that the impact of the recently acquired operations will contribute to the generation of sufficient taxable income to ensure the realization of the net deferred asset.

   A $600,000 tax benefit was recognized for the year ended December 31, 1994, which was 19.1% of the Company's loss before provision for income taxes. This benefit was lower than the benefit calculated at statutory rates primarily due to the non-deductible goodwill amortization. After effecting for these changes the Company had net deferred tax assets of $12.5 million as of December 31, 1994.

CERTAIN ACCOUNTING MATTERS

   The Financial Accounting Standards Board has issued SFAS No. 121 "Accounting for the Impairment of Long Lived Assets," and SFAS No. 123, "Accounting for stock based compensation." The adoption of these standards is not expected to have a material effect on the Company's result of operations or financial condition.

                                INDUSTRY OVERVIEW

TELEVISION BROADCASTING

   A substantial number of commercial television stations in the United States are affiliated with ABC, CBS or NBC (the "Major Networks"). Each Major Network provides the majority of its affiliates' programming each day without charge in exchange for a substantial majority of the available advertising time in the programs supplied. Each Major Network sells this advertising time and retains the revenue. The affiliate receives compensation from the Major Network and retains the revenue from time sold during breaks in and between network programs and in programming the affiliate produces or purchases from non-network sources.

   In contrast to stations affiliated with Major Networks, an independent station supplies over-the-air programming through the acquisition of rights to broadcast programs through syndication. This syndicated programming is generally acquired by the independent stations for cash and occasionally barter. Independent stations which acquire a program through syndication are usually given exclusive rights to show the program in the station's market for either a period of years or a number of episodes agreed upon between the independent station and the syndicator of the programming. Types of syndicated programs aired on the independent stations include feature films, popular series previously shown on network television and series produced for direct distribution to television stations.

   Fox has established an affiliation of independent stations, commonly known as the "fourth network," which operates on a basis similar to the Major Networks. However, the 15 hours per week of programming supplied by Fox to its affiliates are significantly less than that of the Major Networks and as a result, Fox affiliates retain a significantly higher portion of the available inventory of broadcast time for their own use than Major Network affiliates. As of August 1, 1996, Fox had 165 affiliated stations broadcasting to 94.6% of U.S. television households.

   During 1994, UPN established an affiliation of independent stations which began broadcasting in January 1995 and operates on a basis similar to Fox. However, UPN currently supplies only 10 hours of programming per week to its affiliates, which is significantly less than that of Fox and, as a result, UPN affiliates retain a significantly higher portion of the available inventory of broadcast time for their own use than affiliates of Fox or the Major Networks. As of August 1, 1996, UPN had 84 affiliated stations broadcasting to 73.0% of U.S. television households.

   In 1994 Warner Brothers announced its intention to establish a separate affiliation of independent television stations similar to UPN, and began broadcasting in January 1995. The amount of programming supplied by Warner Brothers to its affiliates in 1996 is 7 hours per week, but Warner Brothers also has indicated an intention to expand the programming over time to seven nights per week. As of August 1, 1996, Warner Brothers had 98 affiliated stations broadcasting to 84% of U.S. television households.

   Television stations derive their revenues primarily from the sale of national, regional and local advertising. All network-affiliated stations, including those affiliated with Fox and others, are required to carry spot advertising sold by their networks. This reduces the amount of advertising available for sale directly by the network-affiliated stations. Network affiliates generally are compensated for the broadcast of network advertising. The compensation paid is negotiated, station-by-station, based on a fixed formula, subject to certain adjustments. Stations directly sell all of the remaining advertising to be inserted in network programming and all of the advertising in non-network programming, retaining all of the revenues received from these sales of advertising, less any commissions paid. Through barter and cash-plus-barter arrangements, however, a national syndicated program distributor typically retains a portion of the available advertising time for programming it supplies, in exchange for no or reduced fees to the station for such programming.

   Advertisers wishing to reach a national audience usually purchase time directly from the Major Networks, the Fox network, UPN, or Warner Brothers, or advertise nationwide on an ad hoc basis. National advertisers who wish to reach a particular region or local audience buy advertising time directly from local stations through national advertising sales representative firms. Additionally, local businesses purchase advertising time directly from the stations' local sales staff. Advertising rates are based upon factors which include the size of the DMA in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, demographic characteristics of the DMA served by the station, the availability of alternative advertising media in the DMA, aggressive and knowledgeable sales forces and the development of projects, features and marketing programs that tie advertiser messages to programming. Because broadcast television stations rely on advertising revenues, declines in advertising budgets, particularly in recessionary periods, will adversely affect the broadcast business. Conversely, increases in advertising budgets may contribute to an increase in the revenue and operating cash flow of a particular broadcast television station.

   Information regarding competition in the television broadcast industry is set forth under "Business -- Competition."

RADIO BROADCASTING

   The primary source of revenues for radio stations is generated from the sale of advertising time to local and national spot advertisers and national network advertisers. [During the past decade, local advertising revenue as a percentage of total radio advertising revenue in a given market has ranged from approximately 79% to 82%. The growth in total radio advertising revenue tends to be fairly stable and has generally grown at a rate faster than the Gross Domestic Product ("GDP"). Total domestic radio advertising revenue reached an all time record of $11.3 billion in 1995, as reported by the Radio Advertising Bureau (the "RAB"), the highest level in the industry's history.


   According to the RAB's Radio Marketing Guide and Fact Book for Advertisers, 1994-1995, radio reaches approximately 96% of all Americans over the age of 12 every week. More than one-half of all radio listening is done outside the home, in contrast to other advertising media. The average adult listener spends approximately three hours and 20 minutes per day listening to radio. Most radio listening occurs during the morning, particularly between the time a listener wakes up and the time the listener reaches work. This "morning drive time" period reaches more than 85% of people over the age of 12 and, as a result, radio advertising sold during this period achieves premium advertising rates. Radio listeners have gradually shifted over the years from AM to FM stations. FM reception, as compared to AM, is generally clearer and provides greater total range and higher fidelity. In comparison to AM, FM's listener share is now in excess of 75%, despite the fact that the number of AM and FM commercial stations in the United States is approximately equal.

   Radio is considered an efficient, cost-effective means of reaching specifically identified demographic groups. Stations are typically classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station's format and style of presentation enable it to target certain demographics. By capturing a specific share of a market's radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. Advertisers and stations utilize data published by audience measuring services, such as Arbitron, to estimate how many people within particular geographical markets and demographics listen to specific stations.

   The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular station and the local competitive environment. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

   A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. To generate national advertising sales, a station usually will engage a firm that specializes in soliciting radio advertising sales on a national level. National sales representatives obtain advertising principally from advertising agencies located outside the station's market and receive commissions based on the revenue from the advertising obtained.

   Information regarding competition in the radio broadcast industry is set forth under "Business -- Competition."

                                    BUSINESS

   The Company is a diversified broadcasting company that owns or provides programming services to more television stations than any other commercial broadcasting group in the United States. The Company currently owns or provides programming services to 28 television stations and has an option to acquire one additional television station. The Company believes it is also one of the top 20 radio groups in the United States, when measured by total number of radio stations owned, programmed or with which the Company has joint sales agreements
(JSAs). The Company owns or provides programming services to 21 radio stations, has pending acquisitions of two radio stations (one of which it currently programs pursuant to a local marketing agreement (LMA)), has JSAs with three radio stations, and has options to acquire an additional seven radio stations.

   The 28 television stations the Company owns or programs pursuant to LMAs are located in 20 geographically diverse markets, with 23 of the stations in the top 51 television DMAs in the United States. The Company's television station group is diverse in network affiliation with 10 stations affiliated with Fox, 11 with UPN, two with ABC and one with CBS. Four stations operate as Independents.

   The Company's radio station group is also geographically diverse with a variety of programming formats including country, urban, news/talk/sports, album/progressive rock and adult contemporary. Of the 25 stations owned, programmed or with which the Company has a JSA, 12 broadcast on the AM band and 13 on the FM band. The Company owns or programs from two to seven stations in all but one of the radio markets it serves.

   The Company has undergone rapid and significant growth over the course of the last five years. Beginning with the acquisition of WPGH in Pittsburgh in 1991, the Company has increased the number of television stations it owns or programs from three to 28. From 1991 to 1995, net broadcast revenues and operating cash flow increased from $39.7 million to $187.9 million, and from $15.5 million to $105.8 million, respectively. Pro forma for the acquisitions described below, 1995 net broadcast revenue and operating cash flow would have been $406.4 million and $190.6 million, respectively.

TELEVISION BROADCASTING

   The following table sets forth certain information regarding the television stations owned and operated or provided programming services by the Company and the markets in which they operate:

                                                                                     NUMBER OF
                                                                                    COMMERCIAL               EXPIRATION
                          MARKET                                                    STATIONS IN   STATION      DATE OF
         MARKET           RANK(A)  STATIONS    STATUS(B)   CHANNEL   AFFILIATION   THE MARKET(C)  RANK(D)    FCC LICENSE
- -----------------------  -------- ---------- ------------ --------- ------------- -------------- --------- --------------
Pittsburgh,                       WPGH       O&O          53        FOX                          4          8/1/99
Pennsylvania...........   19      WPTT       LMA          22        UPN           6              5          8/1/99
St. Louis, Missouri ...   20      KDNL       LMA (e)      30        ABC           7              5          2/1/98
Sacramento,
California.............   21      KOVR       LMA (e)      13        CBS           8              3          2/1/99
                                  WBFF       O&O          45        FOX                          4         10/1/96 (j)
Baltimore, Maryland ...   23      WNUV       LMA          54        UPN           5              5         10/1/96 (j)
                                  WTTV       LMA (e)      4         UPN                          4          8/1/97
Indianapolis, Indiana .   25      WTTK       LMA (e)(f)   29        UPN           8              4 (f)      8/1/97
Cincinnati, Ohio.......   29      WSTR       O&O          64        UPN           5              5         10/1/97
Raleigh-Durham,           30      WLFL       O&O          22        FOX                          3         12/1/96 (j)
North Carolina.........           WRDC       LMA          28        UPN           7              5         12/1/96 (j)
                                  WCGV       O&O          24        UPN                          4         12/1/97
Milwaukee, Wisconsin ..   31      WVTV       LMA          18        IND(i)        6              5         12/1/97
Kansas City, Missouri .   32      KSMO       O&O          62        UPN           7              5          2/1/98
Columbus, Ohio.........   34      WTTE       O&O          28        FOX           5              4         10/1/97
Asheville, North
Carolina and
Greenville/
Spartanburg/Anderson,
South Carolina..........  35      WFBC       LMA (g)      40        IND(i)        6              5         12/1/96 (j)
                                  WLOS       LMA (e)      13        ABC           6              3         12/1/96 (j)
San Antonio, Texas ....   37      KABB       LMA (e)      29        FOX                          4          8/1/98
                                  KRRT       LMA (h)      35        UPN           7              6          8/1/98
Norfolk, Virginia......   40      WTVZ       O&O          33        FOX           6              4         10/1/96 (j)
Oklahoma City,
Oklahoma...............   43      KOCB       O&O          34        UPN           7              5          6/1/98
                                  WTTO       O&O          21        IND(i)                       4          4/1/97
Birmingham, Alabama ...   51      WABM       LMA          68        UPN           5              5          4/1/97
Flint/Saginaw/Bay City,
Michigan...............   60      WSMH       O&O          66        FOX           5              4         10/1/97
Lexington, Kentucky ...   68      WDKY       O&O          56        FOX           5              4          8/1/97
Des Moines, Iowa.......   72      KDSM       LMA (e)      17        FOX           4              4          2/1/98
Peoria/Bloomington,
Illinois...............  109      WYZZ       O&O          43        FOX           4              4         12/1/97
Tuscaloosa, Alabama ...  187      WDBB       LMA          17        IND(i)        2              2          4/1/97

(a)Rankings are based on the relative size of a station's DMA among the 211 generally recognized DMAs in the United States as estimated by Nielsen.

(b)"O&O" refers to stations owned and operated by the Company and "LMA" refers to stations to which the Company provides programming services pursuant to an LMA.

(c)Represents the number of television stations designed by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 2.5%) for the Sunday- Saturday, 6:00 a.m. to 2:00 am. time period.

(d)The rank of each station in its market is based upon the May 1996 Nielsen estimates of the percentage of persons tuned to each station in the market from 6:00 a.m. to 2:00 a.m., Sunday-Saturday.

                                       (footnotes continued on following page)

(e)Non-License Assets acquired from River City and option exercised to acquire License Assets. Will become owned and operated upon FCC approval of transfer of License Assets and closing of acquisition of License Assets.

(f)WTTK currently simulcasts all of the programming aired on WTTV and the station rank applies to the combined viewership of these stations.

(g)Non-License Assets acquired from River City. License Assets to be acquired by Glencairn upon FCC approval of transfer of License Assets.

(h)River City provided programming to this station pursuant to an LMA. The Company acquired River City's rights under the LMA from River City and the Non-License Assets from the owners of this station. The License Assets are to be transferred to Glencairn upon FCC approval of transfer of assets.

(i)"IND" or "Independent" refers to a station that is not affiliated with any of ABC, CBS, NBC, Fox, UPN or Warner Brothers.

(j) License renewal pending.

OPERATING STRATEGY

   The Company's television operating strategy includes the following key elements.

ATTRACTING VIEWERSHIP

   Popular Programming. The Company believes that an important factor in attracting viewership to its stations is their network affiliations with Fox, UPN, ABC and CBS. These affiliations enable the Company to attract viewers by virtue of the quality first-run original programming provided by these networks and the networks' promotion of such programming. The Company also seeks to obtain, at attractive prices, popular syndicated programming that is complementary to the station's network affiliation. Examples of popular syndicated programming obtained by the Company for broadcast on its Fox and UPN affiliates are "Mad About You," "Frasier," "The Simpsons," "Home Improvement" and "Seinfeld." In addition to network programming, the Company's ABC and CBS affiliates broadcast news magazine talk show, and game show programming such as "Hard Copy," "Entertainment Tonight," "Regis and Kathie Lee," "Wheel of Fortune" and "Jeopardy."

   Children's Programming. The Company seeks to be a leader in children's programming in each of its respective DMAs. The Company's nationally-recognized "Kids Club" was the forerunner and model for the Fox network-wide marketing efforts promoting children's programming. Sinclair carries the Fox Children's Network ("FCN") and UPN's children's programming, both of which include significant amounts of animated programming throughout the week. In those markets where the Company owns or programs ABC or CBS affiliates, the Company broadcasts those networks' animated programming during weekends. In addition to this animated programming, the Company broadcasts other forms of children's programming, which may be produced by the Company or by an affiliated network.

   Counter-Programming. The Company's programming strategy on its Fox, UPN and Independent stations also includes "counter-programming," which consists of broadcasting programs that are alternatives to the types of programs being shown concurrently on competing stations. This strategy is designed to attract additional audience share in demographic groups not served by concurrent programming on competing stations. The Company believes that implementation of this strategy enables its stations to achieve competitive rankings in households in the 18-49 and 25-54 demographics and to offer greater diversity of programming in each of its DMAs.

   Local News. The Company believes that the production and broadcasting of local news can be an important link to the community and an aid to the station's efforts to expand its viewership. In addition, local news programming can provide access to advertising sources targeted specifically to local news. The Company carefully assesses the anticipated benefits and costs of producing local news prior to introduction at a Company station because a significant investment in capital equipment is required and substantial operating expenses are incurred in introducing, developing and producing local news programming. The Company currently provides local news programming at WBFF in Baltimore, WLFL in Raleigh/Durham, KDNL in St. Louis, KABB in San Antonio, KOVR in Sacramento and WLOS in Asheville. The Company also broadcasts news programs on WDKY in Lexington, which are produced in part by the Company and in part through the purchase of production services from an independent third party and on WTTV in Indianapolis, which are produced by a third party in exchange for a limited number of advertising spots. The Company is negotiating an agreement with River City pursuant to which River City will provide to the Company news production services with respect to the production of news programming and on air talent on WTTE in Columbus, Ohio. Pursuant to this agreement, River City will provide certain services to the Company in return for a fee that will be negotiated. The Company is planning to introduce news programming in Pittsburgh, its largest market, in January 1997. The possible introduction of local news at the other Company stations is reviewed periodically. The Company's policy is to institute local news programming at a specific station only if the expected benefits of local news programming at the station are believed to exceed the associated costs after an appropriate start-up period.

   Popular Sporting Events. The Company attempts to capture a portion of advertising dollars designated to sports programming in selected DMAs. The Company's independent and UPN affiliated stations generally face fewer restrictions on broadcasting live local sporting events than do their competitors that are affiliates of the major networks and Fox since affiliates of the major networks are subject to prohibitions against preemptions of network programming. The Company has been able to acquire the local television broadcast rights for certain sporting events, such as NBA basketball, Major League Baseball, NFL football, NHL hockey, ACC basketball, Big Ten football and basketball and SEC football. The Company seeks to expand its sports broadcasting in DMAs as profitable opportunities arise. In addition, the Company's stations that are affiliated with Fox broadcast certain Major League Baseball games, NFL football games and NHL hockey games.

INNOVATIVE LOCAL SALES AND MARKETING

   The Company believes that it is able to attract new advertisers to its stations and increase its share of existing customers' advertising budgets by creating a sense of partnership with those advertisers. The Company develops such relationships by training its sales forces to offer new marketing ideas and campaigns to advertisers. These campaigns often involve the sponsorship by advertisers of local promotional events that capitalize on the station's local identity and programming franchises. For example, several of the Company's stations stage local Kids Fairs which allow station advertisers to reinforce their on-air advertising with their target audience. Through its strong local sales and marketing focus, the Company seeks to capture an increasing share of its revenues from local sources, which are generally more stable than national advertising.

CONTROL OF OPERATING AND PROGRAMMING COSTS

   By employing a disciplined approach to managing programming acquisition and other costs, the Company has been able to achieve operating margins that the Company believes are among the highest in the television broadcast industry. The Company has sought in the past and will continue to seek to acquire quality programming for prices at or below prices paid in the past. As an owner or provider of programming services to 28 stations in 20 DMAs reaching approximately 15% of U.S. television households, the Company believes that it is able to negotiate favorable terms for the acquisition of programming. Moreover, the Company emphasizes control of each of its stations' programming and operating costs through program-specific profit analysis, detailed budgeting, tight control over staffing levels and expense analysis.

ATTRACT AND RETAIN HIGH QUALITY MANAGEMENT

   The Company believes that much of its success is due to its ability to attract and retain highly skilled and motivated managers, both at the corporate and local station levels. A portion of the compensation provided to general managers, sales managers and other station managers is based on their achieving certain operating results. The Company also provides its corporate and station managers with deferred compensation plans offering options to acquire Class A Common Stock.

COMMUNITY INVOLVEMENT

   Each of the Company's stations actively participates in various community activities and offers many community services. The Company's activities include broadcasting programming of local interest and sponsorship of community and charitable events. The Company also encourages its station employees to become active members of their communities and to promote involvement in community and charitable affairs. The Company believes that active community involvement by its stations provides its stations with increased exposure in their respective DMAs and ultimately increases viewership and advertising support.

ESTABLISH LMAS

   The Company believes that it can attain significant growth in operating cash flow through the utilization of LMAs. By expanding its presence in a market in which it owns a station, the Company can improve its competitive position with respect to a demographic sector. In addition, by providing programming services to an additional station in a market, the Company is able to realize significant economies of scale in marketing, programming, overhead and capital expenditures. The Company provides programming services pursuant to an LMA to an additional station in seven of its twenty television markets.

PROGRAMMING AND AFFILIATIONS

   The Company continually reviews its existing programming inventory and seeks to purchase the most profitable and cost-effective syndicated programs available for each time period. In developing its selection of syndicated programming, the Company balances the cost of available syndicated programs with their potential to increase advertising revenue and the risk of their reduced popularity during the term of the program contract. The Company seeks to purchase only those programs with contractual periods that permit programming flexibility and which complement a station's overall programming strategy and counter-programming strategy. Programs that can perform successfully in more than one time period are more attractive due to the long lead time and multi-year commitments inherent in program purchasing.

   Twenty-four of the 28 television stations owned or provided programming services by the Company operate as affiliates of Fox (ten stations), UPN (eleven stations), ABC (two stations) and CBS (one station). The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during the programming. In addition, networks other than Fox and UPN pay each affiliated station a fee for each network-sponsored program broadcast by the stations.

   On August 21, 1996, the Company entered into an agreement with Fox (the "Fox Agreement") which, among other things, provides that affiliation agreements between Fox and eight stations owned or provided programming services by the Company (except as noted below) would be amended to have new five-year terms commencing on the date of the Fox Agreement. Fox has the option to extend the affiliation agreements for an additional five-year term and must extend all of the affiliation agreements if it extends any (except that Fox may selectively renew affiliation agreements if any station has breached its affiliation agreement). The Fox Agreement also provides that the Company will have the right to purchase, for fair market value, any station Fox acquires in a market currently served by a Company owned Fox affiliate (other than Norfolk and Raleigh-Durham markets) if Fox determines to terminate the affiliation agreement with the Company's station in that market and operate the station acquired by Fox as a Fox affiliate. The agreement confirmed that the affiliation agreement for WTTO (Birmingham, Alabama) would terminate on September 1, 1996, and that affiliation agreements for WTVZ (Norfolk, Virginia) and WLFL (Raleigh, North Carolina) will terminate August 31, 1998. The agreement also includes provisions limiting the ability of the Company to preempt Fox programming except where it has existing programming conflicts or where the Company preempts to serve a public purpose.

   The Company's affiliation agreement with ABC for WLOS in Asheville has a term which expires in September 1998, but which automatically renews for two year periods unless either party elects to terminate on sixth months notice, and its affiliation agreement with CBS in Sacramento has a 10-year term expiring in 2005. Each of the Company's UPN affiliation agreements is for three years and expires in January 1998.

   Each of the affiliation agreements relating to stations involved in the River City Acquisition (other than River City's Fox affiliates) is terminable by the network upon transfer of the License Assets of the station. In addition, KDNL (St. Louis) is being operated as an ABC affiliate pursuant to terms negotiated with ABC, but no affiliation agreement has been signed and ABC is not paying affiliation fees, and WLOS (Asheville) is being operated pursuant to terms negotiated with ABC to replace an existing agreement, but the new agreement has not been signed and ABC is paying the lower affiliation fees called for under the old agreement. See "Risk Factors -- Certain Affiliation Agreements."

RADIO BROADCASTING

   The Company acquired all of its interests in radio stations from River City in the River City Acquisition. The following table sets forth certain information regarding the radio stations (i) programmed by the Company, (ii) with which the Company has joint sales agreements, or (iii) which the Company has an option to acquire. Except as indicated, the Company owns the Non-License Assets of the following stations, and the Company programs these stations pursuant to an LMA with River City.

                         RANKING OF                                           STATION RANK    EXPIRATION
      GEOGRAPHIC          STATION'S           STATION             PRIMARY      IN PRIMARY      DATE OF
        MARKET            MARKET BY         PROGRAMMING         DEMOGRAPHIC    DEMOGRAPHIC       FCC
       SERVED(A)         REVENUE(B)           FORMAT             TARGET(C)      TARGET(D)      LICENSE
- ----------------------  ------------ ------------------------ -------------- -------------- -------------
Los Angeles              2
 KBLA-AM (e)                         Korean                   NA             N/A            12/1/97
St. Louis               17
 KPNT-FM                             Alternative Rock         Adults 18-34     3             2/1/97
 WVRV-FM                             Adult Alternative        Adults 25-54    12            12/1/96(f)
New Orleans             38
 WLMG-FM                             Adult Contemporary       Women 25-54      7             6/1/03
 KMEZ-FM                             Urban Oldies             Women 25-54      4             6/1/03
 WWL-AM                              News/Talk/ Sports        Adults 35-64     3             6/1/03
 WSMB-AM                             Talk/Sports              Adults 35-64    17             6/1/03
Buffalo                 40
 WMJQ-FM                             Adult Contemporary       Women 25-54      2             6/1/98
 WKSE-FM                             Contemporary Hit Radio   Women 18-49      2             6/1/98
 WBEN-AM                             News/Talk/ Sports        Adults 35-64     4             6/1/98
 WWKB-AM                             Country                  Adults 35-64    17             6/1/98
 WGR-AM(g)                           Sports                   Adults 25-54     9             6/1/98
 WWWS-AM(g)                          Urban Oldies             Women 25-54     12             6/1/98
Memphis                 43
 WRVR-FM                             Soft Adult Contemporary  Women 25-54      1             8/1/03
 WJCE-AM                             Urban Oldies             Women 25-54     11             8/1/03
 WOGY-FM                             Country                  Adults 25-54     9             8/1/03
Nashville               44
 WLAC-FM                             Adult Contemporary       Women 25-54      5             8/1/03
                                     Adult Urban
 WJCE-FM                             Contemporary             Women 25-54      9             8/1/03
 WLAC-AM                             News/Talk/ Sports        Adults 35-64     9             8/1/03
Greenville/Spartanburg  59
 WFBC-FM (h)                         Contemporary Hit Radio   Women 18-49      5            12/1/02
 WORD-AM (h)                         News/Talk                Adults 35-64     8            12/1/02
 WFBC-AM (h)                         News/Talk                Adults 35-64    12            12/1/02
 WSPA-AM (h)                         Full Service/Talk        Adults 35-64    18            12/1/02
 WSPA-FM (h)                         Soft Adult Contemporary  Women 25-54      4            12/1/02
 WOLI-FM (h)(i)                      Oldies                   Adults 25-54    11            12/1/02
 WOLT-FM (h)(j)                      Oldies                   Adults 25-54    13            12/1/02
Wilkes-Barre/Scranton   61
 WKRZ-FM                             Contemporary Hit Radio   Adults 18-49     1             8/1/98
 WGGY-FM                             Country                  Adults 25-54     4             8/1/98
 WILK-AM (k)                         News/Talk/ Sports        Adults 35-64     6             8/1/98
 WGBI-AM (k)                         News/Talk/ Sports        Adults 35-64    41             8/1/98
 WWSH-FM (g)                         Soft Hits                Women 25-54     12             8/1/98
 WILP-AM (l)                         News/Talk/ Sports        Adults 35-64    27             8/1/98
 WWFH-FM (m)                         Soft Hits                Women 25-54     17             8/1/98

                                                   (Footnotes on following page)

- -----------
(a)Actual city of license may differ from the georgaphic market served.

(b)Ranking of the principal radio market served by the station among all U.S. radio markets by 1995 aggregate gross radio broadcast revenue according to 1996 Broadcasting & Cable Yearbook.

(c)Due to variations that may exist within programming formats, the primary demographic target of stations with the same programming format may be different.

(d)All information concerning ratings and audience listening information is derived from the Spring 1996 Arbitron Metro Area Ratings Survey (the "Spring 1996 Arbitron"). Arbitron is the generally accepted industry source for statistical information concerning audience ratings. Due to the nature of listener surveys, other radio ratings services may report different rankings; however, the Company does not believe that any radio ratings service other than Arbitron is accorded significant weight in the radio broadcast industry. "Station Rank in Primary Demographic Target" is the ranking of the station among all radio stations in its market that are ranked in its target demographic group and is based on the station's average persons share in the primary demographic target in the applicable Metro Survey Area. Source:
   Average Quarter Hour Estimates, Monday through Sunday, 6:00 a.m. to midnight, Spring 1996 Arbitron.

(e)Programming is provided to this station by a third party pursuant to an LMA.

(f)Indicates license renewal pending.

(g)The Company sells advertising time on these stations pursuant to a JSA.

(h)The Company has an option to acquire Keymarket of South Carolina, Inc., which owns and operates WFBC-FM, WORD-AM and WFBC-FM, has an option to acquire and provides programming services pursuant to an LMA to WSPA-AM and WSPA-FM, and provides sales services pursuant to a JSA and has a option to acquire WOLI-FM and WOLT-FM.

(i)WOLI-FM was formerly WXWX-FM.

(j)WOLT-FM was formerly WXWZ-FM

(k)WILK-AM and WGBI-AM simulcast their programming.

(l)WILP-AM was formerly WXPX-AM. This station is owned by a third party but the Company provides programming to the station pursuant to an LMA. The Company has an option to acquire this station, which it has exercised.

(m)WWFH-FM was formerly WQEQ-FM. The Company has an option to acquire WWFH-FM, which it has exercised. WWFH-FM rebroadcasts the programming of WWSH-FM.

Radio Operating Strategy

   The Company's radio strategy is to operate a cluster of radio stations in each of a variety of geographic markets throughout the country. In each geographic market, the Company employs broadly diversified programming formats to appeal to a variety of demographic groups within the market. The Company seeks to strengthen the identity of each of its stations through its programming and promotional efforts, and emphasizes that identity to a far greater degree than the identity of any local radio personality.

   The Company believes that its strategy of appealing to diverse demographic groups in a variety of geographic markets allows it to reach a larger share of the overall advertising market while realizing economies of scale and avoiding dependence on one demographic or geographic market. The Company realizes economies of scale by combining sales and marketing forces, back office operations and general management in each geographic market. At the same time, the geographic diversity of its portfolio of radio stations helps lessen the potential impact of economic downturns in specific markets and the diversity of demographic markets served helps lessen the impact of changes in listening preferences. In addition, the geographic and demographic diversity allows the Company to avoid dependence on any one or any small group of advertisers.

   The Company's group of radio stations includes the top billing station group in two markets and one of the top three billing station groups in each of its markets other than Los Angeles, St. Louis and Nashville. Through ownership or LMAs, the group also includes duopolies in six of its seven markets and, upon exercise of options to acquire stations in the Greenville/Spartanburg market, the Company will have duopolies in seven of its eight markets.

   Depending on the programming format of a particular station, there are a predetermined number of advertisements broadcast each hour. The Company determines the optimum number of advertisements available for sale during each hour without jeopardizing listening levels (and the resulting ratings). Although there may be shifts from time to time in the number of advertisements available for sale during a particular time of day, the total number of advertisements available for sale on a particular station normally does not vary significantly. Any change in net radio broadcasting revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments made to ensure that the station effectively uses advertising time available for sale, an increase in the number of commercials sold or a combination of these two factors.

   Large, well-trained local sales forces are maintained by the Company in each of its radio markets. The Company's principal goal in its sales efforts is to develop long-standing customer relationships through frequent direct contacts, which the Company believes provides it with a competitive advantage. Additionally, in some radio markets, duopolies permit the Company to offer creative advertising packages to local, regional and national advertisers. Each radio station programmed by the Company also engages a national independent sales representative to assist it in obtaining national advertising revenues. These representatives obtain advertising through national advertising agencies and receive a commission from the radio station based on its gross revenue from the advertising obtained.

BROADCASTING ACQUISITION STRATEGY

   On February 8, 1996, the 1996 Act was signed into law. The 1996 Act represents the most sweeping overhaul of the country's telecommunications laws since the Communications Act of 1934. The 1996 Act relaxes the broadcast ownership rules and simplifies the process for renewal of broadcast station licenses.

   The Company believes that the enactment of the 1996 Act presents a unique opportunity to build a larger and more diversified broadcasting company. Additionally, the Company expects that the opportunity to act as one of the consolidators of the industry will enable the Company to gain additional influence with program suppliers, television networks, other vendors, and alternative delivery media. The Company also believes that the additions to its management team as a result of the River City Acquisition will give it additional resources to take advantage of these developments.

   In implementing its strategy, the Company seeks to identify and pursue favorable station or group acquisition opportunities primarily in the 20th to 75th largest DMAs and MSAs. In assessing potential acquisitions, the Company examines opportunities to improve revenue share, audience share and/or cost control. Additional factors considered by the Company in a potential acquisition include geographic location, demographic characteristics and competitive dynamics of the market.

   In furtherance of its acquisition strategy, the Company routinely reviews, and conducts investigations of, potential television and radio station acquisitions. When the Company believes a favorable opportunity exists, the Company seeks to enter into discussions with the owners of such stations regarding the possibility of an acquisition by the Company. At any given time, the Company may be in discussions with one or more such station owners.

   Since the 1996 Act became effective, the Company has acquired, obtained options to acquire or has acquired the right to program or provide sales services to 16 television and 33 radio stations for an aggregate consideration of approximately $1.2 billion. The material terms of these acquisitions are described below.

   River City Acquisition. On May 31, 1996, pursuant to the Amended and Restated Asset Purchase Agreement, the Company acquired all of the Non-License Assets of River City other than the assets relating to WSYX-TV in Columbus, Ohio. Simultaneously, the Company entered into a 10-year LMA with River City with respect to all of River City's License Assets (with the exception of the License Assets relating to WSYX) and was granted: (i) a 10-year option (the "License Assets Option") to acquire River City's License Assets (with the exception of the License Assets relating to WSYX); and (ii) a three-year option to acquire the assets relating to WSYX-TV (both the License and Non-License Assets, collectively the "Columbus Option"). The exercise price for the License Assets Option is $20 million and the Company is required to pay an extension fee with respect to the License Assets Option as follows: (1) 8% of $20 million for the first year following the closing of the River City Acquisition; (2) 15% of $20 million for the second year following such closing and (3) 25% of $20 million for each following year. The Non-License Assets acquired from River City relate to eight television stations and 21 radio stations owned and operated by River City. In addition, the Company acquired from another party the Non-License Assets relating to one additional television station (KRRT) to which River City provided programming pursuant to an LMA. The Company assigned its option to acquire the License Assets of one television station (WFBC) to Glencairn, and Glencairn also acquired the option to acquire the License Assets of KRRT. The Company also acquired River City's rights under LMAs with respect to KRRT and four radio stations to which River City provided programming or sales services. The Company has exercised the License Assets Option and acquisition of the License Assets is now subject to FCC approval of transfer of the License Assets. There can be no assurance that this approval will be obtained. Applications for transfer of the License Assets were filed in July and August, 1996, except application for transfer of the License Assets relating to WTTV and WTTK. The applications with respect to radio licenses have been granted with respect to all but the two radio stations in the St. Louis market, where a specific waiver, required because of the Company's pending acquisition of a television station
(KDNL) in the market, is pending. See "Risk Factors -- Multiple Ownership Rules and Effect on LMAs."

   The Company paid an aggregate of approximately $1.0 billion for the Non-License Assets and the License Assets Option consisting of $838.7 million in cash and 1,150,000 shares of Series A Preferred Stock of the Company. The Series A Preferred Stock has been exchanged for 1,150,000 shares of Series B Preferred Stock of the Company, which have an aggregate liquidation value of $115 million, and are convertible at any time, at the option of the holders, into an aggregate of 4,181,818 shares of Class A Common Stock of the Company (which had a market value on May 31, 1996 of approximately $158 million). The exercise price for the Columbus Option is approximately $130 million plus the amount of indebtedness secured by the WSYX assets on the date of exercise (not to exceed the amount outstanding on the date of closing of $105 million) and the Company is required to pay an extension fee with respect to the Columbus Option as follows: (1) 8% of $130 million for the first year following the closing of the River City Acquisition; (2) 15% of $130 million for the second year following the closing; and (3) 25% of $130 million for each following year. The extension fee accrues beginning on the date of closing, and is payable (beginning December 31, 1996) at the end of each calendar quarter until such time as the option is exercised or River City sells WSYX to a third party. Pursuant to the LMAs with River City and the owner of KRRT, the Company is required to provide at least 166 hours per week of programming to each television and radio station and, subject to certain exceptions, River City and the owner of KRRT are required to broadcast all programming provided by the Company. The Company is required to pay River City and the owner of KRRT monthly fees under the LMAs in an amount sufficient to cover specified expenses of operating the stations, which are currently approximately $298,141 per month for all River City television and radio stations the Company program (including KRRT). The Company has the right to sell advertising time on the stations during the hours programmed by the Company.

   The Company and River City filed notification under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") with respect to the Company's acquisition of all River City assets prior to closing the acquisition. After the United States Justice Department ("DOJ") indicated that it would request additional information regarding the antitrust implications of the acquisition of WSYX by the Company in light of the Company's ownership of WTTE, the Company and River City agreed to submit separate notifications with respect to the WSYX assets and the other River City assets. The DOJ then granted early termination of the waiting period with respect to the transfer of the River City assets other than WSYX, permitting the acquisition of those assets to proceed. The Company and River City agreed to notify the DOJ 30 days before entering into an LMA or similar agreement with respect to WSYX and agreed not to enter into such an agreement until 20 days after substantially complying with any request for confirmation from DOJ regarding the transaction. The Company is in the process of preparing a submission to the DOJ regarding the competitive effects of entering into an LMA arrangement in Columbus. The Company has agreed to sell the License Assets of WTTE to Glencairn and to enter into an LMA with Glencairn to provide programming services to WTTE, but the Company does not believe that this transaction will be completed unless the Company acquires WSYX.

   In the River City Acquisition, the Company also acquired an option held by River City to purchase either (i) all of the assets of Keymarket of South Carolina, Inc. ("KSC") for the forgiveness of debt held by the Company in an aggregate principal amount of approximately $7.4 million as of August 22, 1996, plus payment of approximately $1,000,000 less certain adjustments or (ii) all of the stock of KSC for $1,000,000 less certain adjustments. KSC owns and operates three radio stations in the Greenville/Spartanburg, South Carolina ADI (WFBC-FM, WFBC-AM and WORD-AM). The options to acquire the assets and stock of KSC expire on December 31, 1997. KSC also holds an option to acquire from Spartan Radiocasting, Inc. certain assets relating to two additional stations (WSPA-AM and WSPA-FM) in the Greenville/Spartanburg ADI and which KSC currently operates pursuant to an LMA. KSC's option to acquire these assets is exercisable for $5.15 million and expires in January 2000, subject to extension to the extent the applicable LMA is extended beyond that date. KSC also has an option to acquire assets of Palm Broadcasting Company, L.P., which owns two additional stations in the Greenville/Spartanburg ADI (WOLI-FM and WOLT-FM) in an amount equal to the outstanding debt of Palm Broadcasting Company, L.P. to the Company which is approximately $3.0 million as of June 30, 1996. This option expires in April, 2001. KSC has a JSA with Palm Broadcasting Company, L.P., but does not provide programming for WOLI or WOLT.

   Superior   Acquisition.   On  May  8,  1996,  the  Company  acquired  WDKY-TV
(Lexington, Kentucky) and KOCB-TV (Oklahoma City, Oklahoma) by acquiring the stock of Superior Communications, Inc. for approximately $63.0 million.

   Flint Acquisition. On February 27, 1996 the Company acquired the assets of WSMH-TV (Flint, Michigan) for approximately $35.4 million.

   Cincinnati/Kansas City Acquisitions. On July 1, 1996, the Company acquired the assets of KSMO-TV (Kansas City, Missouri) and on August 1, 1996, it acquired the assets of WSTR-TV (Cincinnati, Ohio) for approximately $34.2 million.

   Peoria/Bloomington  Acquisition.  On July 1, 1996,  the Company  acquired the
assets  of  WYZZ-TV  (Peoria/Bloomington,   Illinois)  for  approximately  $21.2
million.

LOCAL MARKETING AGREEMENTS

   The Company generally enters into LMAs and similar arrangements with stations located in markets in which the Company already owns and operates a station, and in connection with acquisitions, pending regulatory approval of transfer of License Assets. Under the terms of the LMAs the Company makes specified periodic payments to the owner-operator in exchange for the grant to the Company of the right to program and sell advertising on a specified portion of the station's inventory of broadcast time. Nevertheless, as the holder of the FCC license, the owner-operator retains full control and responsibility for the operation of the station, including control over all programming broadcast on the station.

   The Company currently has LMA arrangements with stations in five markets in which it owns a television station: Pittsburgh, Pennsylvania (WPTT), Baltimore, Maryland (WNUV), Raleigh/Durham, North Carolina (WRDC), Milwaukee, Wisconsin
(WVTV) and Birmingham, Alabama (WABM). The Company also has LMA arrangements in two markets (San Antonio and Asheville/Greenville/Spartanburg) in which the Company will own a station upon completion of the acquisition of License Assets from River City. In addition, the Company has an LMA arrangement with a station in the Tuscaloosa, Alabama market (WDBB), which is adjacent to Birmingham. In each of these markets other than Pittsburgh and Tuscaloosa, the LMA arrangement is (or will be after transfer of License Assets from River City) with Glencairn and the Company owns the Non-License Assets (as defined below) of the stations. The Company also provides programming pursuant to an LMA to one radio station in an MSA where it has interests in other radio stations. The Company owns the Non-License Assets of one radio station (KBLA-AM in Los Angeles) which an independent third party programs pursuant to an LMA.

   The Company believes that it is able to increase its revenues and improve its margins by providing programming services to stations in selected DMAs and MSAs where the Company already owns a station. In certain instances, single station operators and stations operated by smaller ownership groups do not have the management expertise or the operating efficiencies available to the Company as a multi-station broadcaster. The Company seeks to identify such stations in selected markets and to provide such stations with programming services pursuant to LMAs. In addition to providing the Company with additional revenue opportunities, the Company believes that these LMA arrangements have assisted certain stations whose operations may have been marginally profitable to continue to air popular programming and contribute to diversity of programming in their respective DMAs and MSAs.

   In cases where the Company enters into LMA arrangements in connection with a station whose acquisition by the Company is pending FCC approval, the Company
(i) obtains an option to acquire the station assets essential for broadcasting a television or radio signal in compliance with regulatory guidelines, generally consisting of the FCC license, transmitter, transmission lines, technical equipment, call letters and trademarks, and certain furniture, fixtures and equipment (the "License Assets") and (ii) acquires the remaining assets (the "Non-License Assets") at the time it enters into the option. Following acquisition of the Non-License Assets, the License Assets continue to be owned by the owner-operator and holder of the FCC license, which enters into an LMA with the Company. After FCC approval for transfer of the License Assets is obtained, the Company exercises its option to acquire the License Assets and become the owner-operator of the station, and the LMA arrangement is terminated.

   In connection with the River City Acquisition, the Company entered into an LMA in the form of time brokerage agreements ("TBAs") with River City and the owner of KRRT with respect to each of the nine television and 21 radio stations with respect to which the Company acquired Non-License Assets. The TBAs are for a ten-year term, which corresponds with the term of the option the Company holds to acquire the related River City License Assets. Pursuant to the TBA, the Company pays River City and the owner of KRRT fees in return for which the Company acquires all of the inventory of broadcast time of the stations and the right to sell 100% of each station's inventory of advertising time. The Company has filed or will file applications with respect to the transfer of the License Assets of seven of the nine television stations and the 21 radio stations with respect to which the Company acquired Non-License Assets in the River City Acquisition. Such applications have been granted with respect to 19 of the 21 radio stations. Upon grant of FCC approval of the transfer of License Assets with respect to these stations, the Company intends to acquire the License Assets, and thereafter the LMAs will termi-nate and the Company will operate the stations. With respect to the remaining two television stations, Glencairn has applied for transfer of the License Assets of these stations, and the Company intends to enter into LMAs with Glencairn with respect to these stations upon FCC approval of the transfer of the License Assets to Glencairn. Petitions to deny or informal objections have been filed against these applications by third parties. See "Risk Factors -- Multiple Ownership Rules and Effect on LMAs."

   In addition to its LMAs, the Company sells advertising for (but does not provide programming to) three radio stations pursuant to JSAs in ADIs in which it has interests in other radio stations. Under the Company's JSAs, the Company has obtained the right, for a fee paid to the owner and operator of the station, to sell substantially all of the commercial advertising on the station.

FEDERAL REGULATION OF TELEVISION AND RADIO BROADCASTING

   The ownership, operation and sale of television and radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act.

   The following is a brief summary of certain provisions of the Communications Act, the recently-enacted Telecommunications Act of 1996 (the "1996 Act") and of specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

   License Grant and Renewal. Television stations operate pursuant to broadcasting licenses that are granted by the FCC for maximum terms of five years, and radio stations operate pursuant to broadcasting licenses that are granted by the FCC for maximum terms of seven years. The 1996 Act authorizes the FCC to grant all broadcast licenses (both television and radio) for maximum terms of eight years, and the FCC has pending a rulemaking proceeding to implement this statutory change.

   Television and radio station licenses are subject to renewal upon application to the FCC. During certain periods when renewal applications are pending, competing applicants may file for the radio or television frequency being used by the renewal applicant. During the same periods, petitions to deny license renewal applications may be filed by interested parties, including members of the public. Prior to the 1996 Act, the FCC was generally required to hold hearings on renewal applications if a competing application against a renewal application was filed, if the FCC was unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raised a "substantial and material question of fact" as to whether the grant of the renewal application would be prima facie consistent with the public interest, convenience and necessity.

   The 1996 Act does not prohibit either the filing of petitions to deny license renewals or the filing of competing applications. Under the 1996 Act, the FCC is still required to hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience or necessity, or if a petition to deny raises a "substantial and material question of fact" as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. Pursuant to the 1996 Act, however, the FCC is prohibited from considering competing applications for a renewal applicant's frequency, and is required to grant the renewal application, if the FCC finds (i) that the station has served the public interest, convenience and necessity; (ii) that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and (iii) there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

   All of the stations that the Company (i) owns and operates; (ii) intends to acquire pursuant to the River City Acquisition and other acquisitions; (iii) currently provides programming services to pursuant to an LMA or (iv) currently sells advertising on pursuant to a JSA, are presently operating under regular licenses with terms of five years (for television stations) and seven years (for radio stations), which expire as to each station on the dates set forth under "Television Broadcasting" and "Radio Broadcasting," above. Although renewal of license is granted in the vast majority of cases even when petitions to deny are filed, there can be no assurance that the licenses of such stations will be renewed.

OWNERSHIP MATTERS

General

   The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to permit the assignment or transfer, or the grant or renewal of, a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and compliance with the Communications Act's limitations on Alien ownership.

   To obtain the FCC's prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application involves the assignment of the license or a "substantial change" in ownership or control (i.e., the transfer of more than 50% of the voting stock), the application must be placed on public notice for a period of approximately 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If an assignment application does not involve new parties, or if a transfer application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. If the FCC grants an assignment or transfer application, interested parties have approximately 30 days from public notice of the grant to seek reconsideration of that grant. Generally, parties that do not file initial petitions to deny or informal objections against the application face a high hurdle in seeking reconsideration of the grant. The FCC normally has approximately an additional 10 days to set aside such grant on its own motion. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

   The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding, or through subsidiaries controlling, broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 10% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable, except that, in general, no minority voting stock interest will be attributable if there is a single holder of more than 50% of the outstanding voting power of the corporation. The FCC has a pending rulemaking proceeding that, among other things, seeks comment on whether the FCC should modify its attribution rules by, among other things, (i) raising the attribution stock benchmark from 5% to 10%; (ii) raising the attribution stock benchmark for passive investors from 10% to 20%; (iii) restricting the availability of the single majority shareholder exemption; and (iv) attributing certain interests such as non-voting stock, debt and certain holdings by limited liability corporations in certain circumstances.

   The Controlling Stockholders hold attributable interests in two entities owning media properties, namely: Channel 63, Inc., licensee of WIIB-TV, a UHF television station in Bloomington, Indiana, and Bay Television, Inc., licensee of WTTA-TV, a UHF television station in St. Petersburg, Florida. All of the  issued  and  outstanding  shares  of  Channel  63,  Inc.  are  owned by the
Controlling Stockholders. All the issued and outstanding shares of Bay Television, Inc. are owned by the Controlling Stockholders (75%) and Robert L. Simmons (25%), a former stockholder of the Company. The Controlling Stockholders have agreed to divest their attributable interests in Channel 63, Inc. and the Company believes that, after doing so, such holdings will not materially restrict its ability to acquire or program additional broadcast stations.

   Under its "cross-interest" policy, the FCC considers certain "meaningful" relationships among competing media outlets in the same market, even if the ownership rules do not specifically prohibit the relationship. Under this policy, the FCC may consider significant equity interests combined with an attributable interest in a media outlet in the same market, joint ventures, and common key employees among competitors. The cross-interest policy does not necessarily prohibit all of these interests, but requires that the FCC consider whether, in a particular market, the "meaningful" relationships between competitors could have a significant adverse effect upon economic competition and program diversity. Heretofore, the FCC has not applied its cross-interest policy to LMAs and JSAs between broadcast stations. In its ongoing rulemaking proceeding concerning the attribution rules, the FCC has sought comment on, among other things, (i) whether the cross-interest policy should be applied only in smaller markets, and (ii) whether non-equity financial relationships such as debt, when combined with multiple business interrelationships such as LMAs and JSAs, raise concerns under the cross-interest policy.

   The Communications Act prohibits the issuance of broadcast licenses to, or the holding of a broadcast license by, any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country (collectively, "Aliens"). The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens. The Company has been advised that the FCC staff has interpreted this provision to require a finding that such grant or holding would be in the public interest before a broadcast license may be granted to or held by any such corporation and that the FCC staff has made such a finding only in limited circumstances. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. As a result of these provisions, the licenses granted to subsidiaries of the Company by the FCC could be rescinded if, among other restrictions imposed by the FCC, more than 25% of the Company's stock were owned or voted by Aliens. The Company and the Subsidiaries are domestic corporations, and the Controlling Stockholders are all United States citizens. The Amended and Restated Articles of Incorporation of the Company (the "Amended Certificate") contains limitations on Alien ownership and control that are substantially similar to those contained in the Communications Act. Pursuant to the Amended Certificate, the Company has the right to repurchase Alien-owned shares at their fair market value to the extent necessary, in the judgment of the Board of Directors, to comply with the Alien ownership restrictions. See "Description of Capital Stock -- Foreign Ownership."

TELEVISION

   National Ownership Rule. Prior to the 1996 Act, FCC rules generally prohibited an individual or entity from having an attributable interest in more than 12 television stations nationwide, or in television stations reaching more than 25% of the national television viewing audience. Pursuant to the 1996 Act, the FCC has modified its rules to eliminate any limitation on the number of television stations an individual or entity may own nationwide, subject to the restriction that no individual or entity may have an attributable interest in television stations reaching more than 35% of the national television viewing audience. Historically, VHF stations have shared a larger portion of the market than UHF stations. Therefore, only half of the households in the market area of any UHF station are included when calculating whether an entity or individual owns television stations reaching more than 35% of the national television viewing audience. All but three of the stations owned and operated by the Company, or to which the Company provides programming services, are UHF.

   Duopoly Rule. On a local level, the television "duopoly" rule generally prohibits a single individual or entity from having an attributable interest in two or more television stations with overlapping Grade B service areas. While the 1996 Act has not eliminated the TV duopoly rule, it does direct the FCC to initiate a rulemaking proceeding to determine whether to retain, modify, or eliminate the rule. The FCC has pending a rulemaking proceeding in which it has sought comment on various proposals to modify the TV duopoly rule, including (i) decreasing the prohibited signal overlap for purposes of the rule from Grade B to Grade A; and (ii) permitting common ownership of two television stations in certain local markets.

   Local Marketing Agreements. Over the past few years, a number of television stations, including certain of the Company's stations, have entered into what have commonly been referred to as LMAs. While these agreements may take varying forms, pursuant to a typical LMA, separately owned and licensed television stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately-owned stations could agree to function cooperatively in terms of programming, advertising sales, etc., subject to the requirement that the licensee of each station shall maintain independent control over the programming and operations of its own station. One typical type of LMA is a programming agreement between two separately-owned television stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of "time brokerage" agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which program the blocks of time and which sell their own commercial advertising announcements during the time periods in question. Over the past few years, the staff of the FCC's Mass Media Bureau has held that LMAs are not contrary to the Communications Act, provided that the licensee of the station which is being substantially programmed by another entity maintains complete responsibility for and control over programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies.

   At present, FCC rules permit television station LMAs, and the licensee of a television station brokering time on another television station is not considered to have an attributable interest in the brokered station. However, in connection with its ongoing rulemaking proceeding regarding the television duopoly rule, the FCC has proposed to adopt rules providing that the licensee of a television station which brokers more than 15% of the time on another television station serving the same market would be deemed to have an attributable interest in the brokered station for purposes of the national and local multiple ownership rules.

   The 1996 Act provides that nothing therein "shall be construed to prohibit the origination, continuation, or renewal of any television local marketing agreement that is in compliance with the regulations of the [FCC]." The legislative history of the 1996 Act reflects that this provision was intended to grandfather television LMAs that were in existence upon enactment of the 1996 Act, and to allow television LMAs consistent with the FCC's rules subsequent to enactment of the 1996 Act. The Company's LMAs with television stations WPTT in Pittsburgh, Pennsylvania, WNUV in Baltimore, Maryland, WVTV in Milwaukee, Wisconsin, WRDC in Raleigh/Durham, North Carolina, WABM in Birmingham, Alabama, and WDBB in Tuscaloosa, Alabama, were in existence on the date of enactment of the 1996 Act. The Company's LMAs with television stations KDNL in St. Louis, Missouri, KOVR in Sacramento, California, WTTV and WTTK in Indianapolis, Indiana, WLOS in Asheville, North Carolina, WFBC in Greenville-Spartanburg, South Carolina, KABB in San Antonio, Texas, and KDSM in Des Moines, Iowa, were entered into subsequent to the date of enactment of the 1996 Act. The Company's LMA with television station KRRT in Kerrville, Texas was in existence on the date of enactment of the 1996 Act, but was assumed by the Company subsequent to that date.

   The TV duopoly rule currently prevents the Company from acquiring the licenses of television stations with which it has LMAs in those markets where the Company owns a television station. As a result, if the FCC were to decide that the provider of programming services under a television LMA should be treated as having an attributable interest in the brokered station, and if it did not relax its television duopoly rule, the Company could be required to modify or terminate those of its LMAs that were not in existence on the date of enactment of the 1996 Act. In such an event, the Company could be required to pay termination penalties under certain of such LMAs. Further, if the FCC were to find, in connection with any of the Company's LMAs, that the owners/licensees of the stations with which the Company has LMAs failed to maintain control over their operations as required by FCC rules and policies, the licensee of the LMA station and/or the Company could be fined or set for hearing, the outcome of which could be a monetary forfeiture or, under certain circumstances, loss of the applicable FCC license. The Company is unable to predict the ultimate outcome of possible changes to these FCC rules and the impact such FCC rules may have on its broadcasting operations.

   On June 1, 1995, the Chief of the FCC's Mass Media Bureau released a Public Notice concerning the processing of television assignment and transfer applications proposing LMAs. Due to the pendency of the ongoing rulemaking proceeding concerning attribution of ownership, the Mass Media Bureau has placed certain restrictions on the types of television assignment and transfer applications involving LMAs that it will approve during the pendency of the rulemaking. Specifically, the Mass Media Bureau has stated that it will not approve arrangements where a time broker seeks to finance a station acquisition and hold an option to purchase the station in the future. None of the Company's LMAs or TBAs fall within the ambit of this Public Notice.

RADIO

   National Ownership Rule. Prior to the 1996 Act, the FCC's rules limited an individual or entity from holding attributable interests in more than 20 AM and 20 FM radio stations nationwide. Pursuant to the 1996 Act, the FCC has modified its rules to eliminate any limitation on the number of radio stations a single individual or entity may own nationwide.

   Local Ownership Rule. Prior to the 1996 Act, the FCC's rules generally permitted an individual or entity to hold attributable interests in no more than four radio stations in a local market (no more than two of which could be in the same service (AM or FM)), and then only if the aggregate audience share of the commonly owned stations did not exceed 25%. In markets with fewer than 15 commercial radio stations, an individual or entity could hold an attributable interest in no more than three radio stations in the market (no more than two of which could be in the same service), and then only if the number of the commonly owned stations did not exceed 50% of the total number of commercial radio stations in the market.

   Pursuant to the 1996 Act, the limits on the number of radio stations one entity may own locally have been increased as follows: (i) in a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (AM or FM);
(ii) in a market with between 30 and 44 (inclusive) commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service; (iii) in a market with between 15 and 29
(inclusive) commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service; and (iv) in a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market. These numerical limits apply regardless of the aggregate audience share of the stations sought to be commonly owned. FCC ownership rules continue to permit an entity to own one FM and one AM station in a local market regardless of market size. Irrespective of FCC rules governing radio ownership, however, the Department of Justice has the authority to determine, and in certain recent radio transactions not involving the Company has determined, that a particular transaction presents antitrust concerns.

   Local Marketing Agreements. As in television, a number of radio stations have entered into LMAs. The Company has entered into LMAs with certain radio stations in connection with the River City Acquisition.

   The FCC's multiple ownership rules specifically permit radio station LMAs to be entered into and implemented, so long as the licensee of the station which is being programmed under the LMA maintains complete responsibility for and control over programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies. For the purposes of the multiple ownership rules, in general, a radio station being programmed pursuant to an LMA by an entity is not considered an attributable ownership interest of that entity unless that entity already owns a radio station in the same market. However, a licensee that owns a radio station in a market, and brokers more than 15% of the time on another station serving the same market, is considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market in which the Company owns a radio station, the Company would not be permitted to enter into an LMA with another local radio station which it could not own under the local ownership rules, unless the Company's programming constituted 15% or less of the other local station's programming time on a weekly basis. The FCC's rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) through a time brokerage or LMA arrangement where the brokered and brokering stations serve substantially the same area.

   Joint Sales Agreements. Over the past few years, a number of radio (and television) stations have entered into cooperative arrangements commonly known as joint sales agreements, or JSAs. While these agreements may take varying forms, under the typical JSA, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately-owned and licensed station in the same market. The typical JSA also customarily involves the provision by the selling licensee of certain sales, accounting, and "back office" services to the station whose advertising is being sold. The typical JSA is distinct from an LMA in that a JSA (unlike an LMA) normally does not involve programming. In connection with the River City Acquisition, the Company has assumed River City's rights under JSAs with three radio stations.

   The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities, and therefore does not generally regulate joint sales practices between stations. Currently, stations for which a licensee sells time under a JSA are not deemed by the FCC to be attributable interests of that licensee. However, in connection with its ongoing rulemaking proceeding concerning the attribution rules, the FCC is considering whether JSAs should be considered attributable interests or within the scope of the FCC's cross-interest policy, particularly when JSAs contain provisions for the supply of programming services and/or other elements typically associated with LMAs. If JSAs become attributable interests as a result of changes in the FCC rules, the Company may be required to terminate any JSA it might have with a radio station which the Company could not own under the FCC's multiple ownership rules.

OTHER OWNERSHIP MATTERS

   There remain in place after the 1996 Act a number of additional cross-ownership rules and prohibitions pertaining to licensees of television and radio stations. FCC rules, the Communications Act, or both generally prohibit an individual or entity from having an attributable interest in both a television station and a radio station, a daily newspaper, or a cable television system that is located in or serves the same market area.

   Radio/Television Cross-Ownership Rule. The FCC's radio/television cross-ownership rule (the "one to a market" rule) generally prohibits a single individual or entity from having an attributable interest in a television station and a radio station serving the same market. However, in each of the 25 largest local markets in the United States, provided that there are at least 30 separately owned stations in the particular market, the FCC has traditionally employed a policy that presumptively allows waivers of the one to a market rule to permit the common ownership of one AM, one FM and one TV station in the market. The 1996 Act directs the FCC to extend this policy to each of the top 50 markets. Moreover, in a pending rulemaking proceeding instituted in 1995, the FCC has proposed the possible elimination of the rule altogether.

   However, the FCC does not apply its presumptive waiver policy in cases involving the common ownership of one television station, and two or more radio stations in the same service (AM or FM), in the same market. Pending its ongoing rulemaking proceeding to reexamine the one to a market rule, the FCC has stated that it will consider waivers of the rule in such instances on a case-by-case basis, considering (i) the public service benefits that will arise from the joint operation of the facilities such as economies of scale, cost savings and programming and service benefits; (ii) the types of facilities involved; (iii) the number of media outlets owned by the applicant in the relevant market; (iv) the financial difficulties of the stations involved; and (v) the nature of the relevant market in light of the level of competition and diversity after joint operation is implemented. The Company has applied for such a waiver with respect to ownership of a television station and radio station in the St. Louis market, and there can be no assurance that this waiver will be granted. See "Risk Factors -- Multiple Ownership Rules and Effect on LMAs."

   Local Television/Cable Cross-Ownership Rule. While the 1996 Act eliminates a previous statutory prohibition against the common ownership of a television broadcast station and a cable system that serve the same local market, the 1996 Act leaves the current FCC rule in place. The legislative history of the Act indicates that the repeal of the statutory ban should not prejudge the outcome of any FCC review of the rule.

   Broadcast Network/Cable Cross-Ownership Rule. The 1996 Act directs the FCC to eliminate its rules which formerly prohibited the common ownership of a broadcast network and a cable system, subject to the provision that the FCC revise its rules as necessary to ensure carriage, channel positioning, and non-discriminatory treatment of non-affiliated broadcast stations by cable systems affiliated with a broadcast network. In March 1996, the FCC issued an order implementing this legislative change.

   Broadcast/Daily Newspaper Cross-Ownership Rule. The FCC's rules prohibit the common ownership of a radio or television broadcast station and a daily newspaper in the same market. The 1996 Act does not eliminate or modify this prohibition.

   Dual Network Rule. The 1996 Act directs the FCC to repeal its rule which formerly prohibited an entity from operating more than one television network. In March 1996, the FCC issued an order implementing this legislative change. Under the modified rule, a network entity is permitted to operate more than one television network, provided, however, that ABC, CBS, NBC, and/or Fox are prohibited from merging with each other or with another network television entity such as UPN or Warner Brothers.

   Expansion of the Company's broadcast operations on both a local and national level will continue to be subject to the FCC's ownership rules and any changes the FCC or Congress may adopt. Concomitantly, any further relaxation of the FCC's ownership rules may increase the level of competition in one or more of the markets in which the Company's stations are located, more specifically to the extent that any of the Company's competitors may have greater resources and thereby be in a superior position to take advantage of such changes.

MUST-CARRY/RETRANSMISSION CONSENT

   Pursuant to the Cable Act of 1992, television broadcasters are required to make triennial elections to exercise either certain "must-carry" or "retransmission consent" rights in connection with their carriage by cable systems in each broadcaster's local market. By electing the must-carry rights, a broadcaster demands carriage on a specified channel on cable systems within its ADI, in general as defined by the Arbitron 1991-92 Television Market Guide. These must-carry rights are not absolute, and their exercise is dependent on variables such as (i) the number of activated channels on a cable system; (ii) the location and size of a cable system; and (iii) the amount of programming on a broadcast station that duplicates the programming of another broadcast station carried by the cable system. Therefore, under certain circumstances, a cable system may decline to carry a given station. Alternatively, if a broadcaster chooses to exercise retransmission consent rights, it can prohibit cable systems from carrying its signal or grant the appropriate cable system the authority to retransmit the broadcast signal for a fee or other consideration. In 1993, the Company elected retransmission consent on most of the cable systems within the ADIs of its individual stations; but on certain outlying cable systems it elected must-carry status. The Company's stations con-tinue to be carried on all pertinent cable systems, and the Company does not believe that its election has resulted in the shifting of its stations to less desirable cable channel locations.

   The next election date for must-carry or retransmission consent is October 1, 1996, to be effective for the three-year period from January 1, 1997 through December 31, 1999. The Company is in the process of reviewing its elections for this period. Certain of the Company's stations affiliated with Fox are required to elect retransmission consent, because Fox's retransmission consent negotiations on behalf of the Company resulted in agreements which extend into 1998. Therefore, the Company will need to negotiate retransmission consent agreements for these Fox-affiliated stations to attain carriage on those relevant cable systems for the balance of this triennial period (i.e., through December 31, 1999). For subsequent elections beginning with the election to be made by October 1, 1999, the must-carry market will be the station's DMA, in general as defined by the Nielsen DMA Market and Demographic Rank Report of the prior year.

   The must-carry rules have been subject to judicial scrutiny. In April 1993, the United States District Court for the District of Columbia summarily upheld the constitutionality of the legislative must-carry provisions under a First Amendment challenge. However, in June 1994, the Supreme Court remanded the case to the lower court with instructions to test the constitutionality of the must-carry rules under an "intermediate scrutiny" standard. In a decision issued in December 1995, a closely divided three-judge District Court panel ruled that the record showed that there was substantial evidence before Congress from which it could draw the reasonable inferences that (1) the must-carry rules were necessary to protect the local broadcast industry; and (2) the burdens on cable systems with rapidly increasing channel capacity would be quite small. Accordingly, the District Court panel ruled that Congress had not violated the First Amendment in enacting the "must-carry" provisions. The case is once again on appeal to the Supreme Court, with oral argument set for October 1996. The Company cannot predict the final outcome of the Supreme Court case or how it may affect the Company's cable contracts.

SYNDICATED EXCLUSIVITY/TERRITORIAL EXCLUSIVITY

   The FCC has  imposed  syndicated  exclusivity  rules  and  expanded  existing network nonduplication rules. The syndicated exclusivity rules allow local broadcast television stations to demand that cable operators black out syndicated non-network programming carried on "distant signals" (i.e., signals of broadcast stations, including so-called "superstations," which serve areas substantially removed from the cable system's local community). The network non-duplication rules allow local broadcast network television affiliates to require that cable operators black out duplicating network programming carried on distant signals. However, in a number of markets in which the Company owns or programs stations affiliated with a network, a station that is affiliated with the same network in a nearby market is carried on cable systems in the Company's markets. This is not in violation of the FCC's syndicated exclusivity rules. However, the carriage of two network stations on the same cable system could result in a decline of viewership adversely affecting the revenues of the Company owned or programmed station.

FINANCIAL INTEREST-SYNDICATION AND PRIME TIME ACCESS RULES

   Previously, financial interest/syndication ("FIN/SYN") rules applied to any television network and posed various restrictions on a network's operation and activities. Network status was considered to exist under these rules when a broadcast company's weekly programming offerings exceeded 15 hours to 25 affiliates in 10 states. These rules prohibited networks from engaging in syndication for the sale, licensing, or distribution of television programs for non-network broadcast exhibition in the United States. Further, these rules prohibited networks from sharing profits from any syndication and from acquiring any new financial or proprietary interest in programs of which they were not the sole producer.

   In 1993, the FCC relaxed the restrictions of the FIN/SYN rules, enabling the major networks to acquire specified amounts and kinds of financial interests in syndicated programs and to engage in program syndication themselves. In 1995, the FCC eliminated the FIN/SYN rules altogether. The Company cannot predict the effect of the elimination of the FIN/SYN rules on the Company's ability to acquire desirable programming at reasonable prices.

   The FCC's prime time access rule has also placed programming restrictions on affiliates of "networks." This rule has restricted affiliates of "networks" in the 50 largest television markets (as defined by the rule) generally to no more than three hours of network programming during the four hours of prime time. Twenty-one of the 28 stations owned or provided programming services by the Company are located in the nation's top 50 markets. For purposes of the prime time access rule, the FCC defines "network" to include those entities that deliver more than 15 hours of "prime time programming" (a term defined in those rules) to affiliates reaching 75% of the nation's television homes. Under this definition, neither Fox, UPN, nor their affiliates, including the Company's owned and operated stations, are subject to the prime time access rule, but the ABC and CBS-affiliated stations to which the Company provides programming services are subject to the rule. In July 1995, the FCC issued a decision repealing the prime time access rule effective August 30, 1996. The Company cannot predict the effect that repeal of the rule may ultimately have on the market for syndicated programming.

RESTRICTIONS ON BROADCAST ADVERTISING

   Advertising of cigarettes and certain other tobacco products on broadcast stations has been banned for many years. Various states restrict the advertising of alcoholic beverages. Congressional committees have recently examined legislation proposals which may eliminate or severely restrict the advertising of beer and wine. Although no prediction can be made as to whether any or all of the present proposals will be enacted into law, the elimination of all beer and wine advertising would have an adverse effect upon the revenues of the Company's stations, as well as the revenues of other stations which carry beer and wine advertising.

   The FCC has imposed commercial time limitations in children's television programming pursuant to legislation. In television programs designed for viewing by children of 12 years of age and under, commercial matter is limited to 12 minutes per hour on weekdays and 10.5 minutes per hour on weekends. The Company does not believe that these requirements will have a significant impact on the Company's stations since all of its stations have already limited commercials in such programming.

   The Communications Act and FCC rules also place restrictions on the broadcasting of advertisements by legally qualified candidates for elective office. Among other things, (i) stations must provide "reasonable access" for the purchase of time by legally qualified candidates for federal office; (ii) stations must provide "equal opportunities" for the purchase of equivalent amounts of comparable broadcast time by opposing candidates for the same elective office; and (iii) during the 45 days preceding a primary or primary run-off election and during the 60 days preceding a general or special election, legally qualified candidates for elective office may be charged no more than the station's "lowest unit charge" for the same class of advertisement, length of advertisement, and daypart.

PROGRAMMING AND OPERATION

   General. The Communications Act requires broadcasters to serve the "public interest." The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. FCC licensees continue to be required, however, to present programming that is responsive to community issues, and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must pay regulatory and application fees, and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radiofrequency radiation. In addition, licensees must develop and implement affirmative action programs designed to promote equal employment opportunities, and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a renewal application. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, or the grant of a "short" (i.e., less than the full) renewal term or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

   Children's Television Programming. Pursuant to legislation enacted in 1990, all television stations have been required to broadcast some television programming designed to meet the educational and informational needs of children 16 years of age and under. In August 1996, the FCC adopted new rules setting forth more stringent children's programming requirements. Specifically, as of September 1, 1997, television stations will be required to broadcast a minimum of three hours per week of "core" children's educational programming, which the FCC defines as programming that (i) has serving the educational and informational needs of children 16 years of age and under as a significant purpose; (ii) is regularly scheduled, weekly and at least 30 minutes in duration; and (iii) is aired between the hours of 7:00 a.m. and 10:00 p.m. Furthermore, as of January 2, 1997, "core" children's educational programs, in order to qualify as such, must be identified as educational and informational programs over the air at the time they are broadcast, and must be identified in the station's children's programming reports required to be placed in stations' public inspection files. Additionally, as of January 2, 1997, television stations must identify and provide information concerning "core" children's programming to publishers of program guides and listings.

   Television Violence. The 1996 Act contains a number of provisions relating to television violence. First, if the television industry does not develop a violence ratings system within one year of the 1996 Act's adoption, the 1996 Act directs the FCC to prescribe (in conjunction with an advisory committee) a ratings code for "video programming that contains sexual, violent, or other indecent material about which parents should be informed." The FCC is required to adopt rules requiring carriage of ratings information for any program that is rated. Furthermore, the 1996 Act provides that all television sets larger than 13 inches that are manufactured one year after enactment of the 1996 Act must include the so-called "V-chip," a computer chip that allows blocking of rated programming. In addition, the 1996 Act requires that all television license renewal applications filed after May 1, 1995 contain summaries of written comments and suggestions received by the station from the public regarding violent programming.

   Closed  Captioning.  The 1996 Act directs  the FCC to adopt  rules  requiring
closed  captioning  of  all  broadcast  television  programming,   except  where
captioning would be "economically burdensome."

PROPOSED CHANGES

   The Congress and the FCC have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of the Company's broadcast stations, result in the loss of audience share and advertising revenues for the Company's broadcast stations, and affect the ability of the Company to acquire additional broadcast stations or finance such acquisitions. In addition to the changes and proposed changes noted above, such matters include, for example, the license renewal process, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products (beer and wine, for example), and the rules and policies to be applied in enforcing the FCC's equal employment opportunity regulations. Other matters that could affect the Company's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry, such as direct radio and television broadcast satellite service, the continued establishment of wireless cable systems and low power television stations, digital television and radio technologies, and the advent of telephone company participation in the provision of video programming service.

OTHER CONSIDERATIONS

   The foregoing summary does not purport to be a complete discussion of all provisions of the Communications Act or other congressional acts or of the regulations and policies of the FCC. For further information, reference should be made to the Communications Act, other congressional acts, and regulations and public notices promulgated from time to time by the FCC. There are additional regulations and policies of the FCC and other federal agencies that govern political broadcasts, public affairs programming, equal employment opportunity, and other matters affecting the Company's business and operations.

ENVIRONMENTAL REGULATION

   Prior to the Company's ownership or operation of its facilities, substances or waste that are or might be considered hazardous under applicable environmental laws may have been generated, used, stored or disposed of at certain of those facilities. In addition, environmental conditions relating to the soil and groundwater at or under the Company's facilities may be affected by the proximity of nearby properties that have generated, used, stored or disposed of hazardous substances. As a result, it is possible that the Company could become subject to environmental liabilities in the future in connection with these facilities under applicable environmental laws and regulations. Although the Company believes that it is in substantial compliance with such environmental requirements, and has not in the past been required to incur significant costs in connection therewith, there can be no assurance that the Company's presently believes that none of its properties have any condition that is likely to have material adverse effect on the Company's financial condition or results of operations.

COMPETITION

   The Company's television and radio stations compete for audience share and advertising revenue with other television and radio stations in their respective DMAs, as well as with other advertising media, such as newspapers, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable and wireless cable systems. Some competitors are part of larger organizations with substantially greater financial, technical and other resources than the Company.

   Television Competition. Competition in the television broadcasting industry occurs primarily in individual DMAs. Generally, a television broadcasting station in one DMA does not compete with stations in other DMAs. The Company's television stations are located in highly competitive DMAs. In addition, the Baltimore DMA is overlapped by both over-the-air and cable carriage of Washington, D.C. stations which tends to spread viewership and advertising expenditures over a larger number of television stations.

   Broadcast television stations compete for advertising revenues primarily with other broadcast television stations, radio stations and cable system operators serving the same market. Major Network programming generally achieves higher household audience levels than Fox, UPN and Warner Brothers programming, and syndicated programming aired by independent stations. This can be attributed to a combination of factors, including the Major Networks' efforts to reach a broader audience, generally better signal carriage available when broadcasting over VHF channels 2 through 13 versus broadcasting over UHF channels 14 through 69 and the higher number of hours of Major Network programming being broadcast weekly. However, greater amounts of advertising time are available for sale during Fox and UPN programming and non-network syndicated programming, and as a result the Company believes that the Company's programming typically achieves a share of television market advertising revenues greater than its share of the market's audience.

   Television stations compete for audience share primarily on the basis of program popularity, which has a direct effect on advertising rates. A large amount of the Company's prime time programming is supplied by Fox and to a lesser extent UPN, ABC and CBS. In those periods, the Company's affiliated stations are totally dependent upon the performance of the networks' programs in attracting viewers. Non-network time periods are programmed by the station primarily with syndicated programs purchased for cash, cash and barter, or barter-only, and also through self-produced news, public affairs and other entertainment programming.

   Television advertising rates are based upon factors which include the size of the DMA in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, demographic makeup of the DMA served by the station, the availability of alternative advertising media in the DMA (including radio and cable), the aggressiveness and knowledge of sales forces in the DMA and development of projects, features and programs that tie advertiser messages to programming. The Company believes that its sales and programming strategies allow it to compete effectively for advertising within its DMAs.

   Other factors that are material to a television station's competitive position include signal coverage, local program acceptance, network affiliation, audience characteristics and assigned broadcast frequency. Historically, the Company's UHF broadcast frequencies have suffered a competitive disadvantage in comparison to stations with VHF broadcast frequencies. This historic disadvantage has gradually declined through (i) carriage on cable systems, (ii) improvement in television receivers, (iii) improvement in television transmitters, (iv) wider use of all channel antennae, (v) increased availability of programming, and (vi) the development of new networks such as Fox and UPN.

   The broadcasting industry is continuously faced with technical changes and innovations, the popularity of competing entertainment and communications media, changes in labor conditions, and governmental restrictions or actions of Federal regulatory bodies, including the FCC, any of which could possibly have a material effect on a television station's operations and profits. There are sources of video service other than conventional television stations, the most common being cable television, which can increase competition for a broadcast television station by bringing into its market distant broadcasting signals not otherwise available to the station's audience, serving as a distribution system for national satellite-delivered programming and other non-broadcast programming originated on a cable system and selling advertising time to local advertisers. Other principal sources of competition include home video exhibition, direct-to-home broadcast satellite television ("DBS") entertainment services and multichannel multipoint distribution services ("MMDS"). Moreover, technology advances and regulatory changes affecting programming delivery through fiber optic telephone lines and video compression could lower entry barriers for new video channels and encourage the development of increasingly specialized "niche" programming. The 1996 Act permits telephone companies to provide video distribution services via radio communication, on a common carrier basis, as "cable systems" or as "open video systems," each pursuant to different regulatory schemes. The Company is unable to predict the effect that technological and regulatory changes will have on the broadcast television industry and on the future profitability and value of a particular broadcast television station.

   The FCC authorizes DBS services throughout the United States. Currently, two FCC permitees, DirecTV and United States Satellite Broadcasting, provide subscription DBS services via high power communications satellites and small dish receivers, and other companies provide direct-to-home video service using lower powered satellites and larger receivers. Additional companies are expected to commence direct-to-home operations in the near future. DBS and MMDS, as well as other new technologies, will further increase competition in the delivery of video programming.

   The Company cannot predict what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

   The Company is exploring ways in which it might take advantage of new technology, including the delivery of additional content and services via the broadcast spectrum. There can be no assurance that any such efforts will result in the development of technology or services that are commercially successful.

   The Company also competes for programming, which involves negotiating with national program distributors or syndicators that sell first-run and rerun packages of programming. The Company's stations compete for exclusive access to those programs against in-market broadcast station competitors for syndicated products. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Public broadcasting stations generally compete with commercial broadcasters for viewers but not for advertising dollars.

   Historically, the cost of programming had increased because of an increase in the number of new Independent stations and a shortage of quality programming. However, the Company believes that over the past five years program prices have stabilized and, in some instances, have declined as a result of recent increases in the supply of programming and the failure of some Independent stations.

   The Company believes it competes favorably against other television stations because of its management skill and experience, the ability of the Company historically to generate revenue share greater than its audience share, the network affiliations and its local program acceptance. In addition, the Company believes that it benefits from the operation of multiple broadcast properties, affording it certain nonquantifiable economies of scale and competitive advantages in the purchase of programming.

   Radio Competition. Radio broadcasting is a highly competitive business, and each of the radio stations operated by the Company competes for audience share and advertising revenue directly with other radio stations in its geographic market, as well as with other media, including television, cable television, newspapers, magazines, direct mail and billboard advertising. The audience ratings and advertising revenue of each of such stations are subject to change, and any adverse change in a particular market could have a material adverse effect on the revenue of such radio stations located in that market. There can be no assurance that any one of the Company's radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

   The Company will attempt to improve each radio station's competitive position with promotional campaigns designed to enhance and reinforce its identities with the listening public. Extensive market research is conducted in order to identify specific demographic groups and design its programming format for those groups. The Company seeks to build a strong listener base composed of specific demographic groups in each market, and thereby attract advertisers seeking to reach these listeners. Aside from building its stations' identities and targeting its programming at specific demographic groups, management believes that the Company also obtains a competitive advantage by operating duopolies or multiple stations in the nation's larger mid-size markets.

   The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting ("DAB"). DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. Historically, the radio broadcasting industry has grown in terms of total revenues despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact disks. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcast industry.

EMPLOYEES

   As of August 31, 1996, the Company had approximately 2,300 employees. With the exception of certain of the employees of KOVR-TV, KDNL-TV, WBEN-AM and WWL-AM, none of the employees is represented by labor unions under any collective bargaining agreement. No significant labor problems have been experienced by the Company, and the Company considers its overall labor relations to be good.

                                   MANAGEMENT

   Set forth below is certain information relating to the Company's executive officers, directors, certain key employees, and persons expected to become executive officers, directors or key employees.

         NAME           AGE                       TITLE
- ---------------------  ----- ----------------------------------------------
David D. Smith.......  45    President, Chief Executive Officer, Director
                             and Chairman of the Board
Frederick G. Smith ..  47    Vice President and Director
J. Duncan Smith......  42    Vice President, Secretary & Director
Robert E. Smith......  33    Vice President, Treasurer and Director
David B. Amy.........  43    Chief Financial Officer
John T. Quigley......  53    Regional Director, SCI
Alan B. Frank........  46    Regional Director, SCI
Steven M. Marks......  39    Regional Director, SCI
Frank Quitoni........  51    Regional Director, SCI
Michael Granados ....  42    Regional Director, SCI
Barry Drake..........  45    Chief Operating Officer, SCI Radio
Donna Fuhrman........  38    Vice President/Sales and Marketing, SCI
Delbert R. Parks, III  43    Director of Operations and Engineering, SCI
Robert E. Quicksilver  41    General Counsel, SCI
Mark S. Rotundo......  34    Corporate Controller
Michael E. Sileck ...  36    Vice President/Finance, SCI
Patrick Talamantes ..  32    Director of Corporate Finance
Robert West..........  37    Director of Programming, SCI
Basil A. Thomas......  81    Director
William E. Brock ....  65    Director
Lawrence E. McCanna .  52    Director

   In addition to the foregoing, the following persons have agreed to serve as executive officers and/or directors of the Company as soon as permissible under the rules of the FCC and applicable laws. See "Risk Factors--Dependence Upon Key Personnel".

        NAME           AGE                      TITLE
- --------------------  ----- ---------------------------------------------
Barry Baker.........  44    Executive Vice President of the Company, Chief
                            Executive Officer of SCI and Director
Kerby Confer........  55    Chief Executive Officer, SCI Radio
Roy F. Coppedge, III  48    Director

   In connection with the River City Acquisition, the Company agreed to increase the size of the Board of Directors from seven members to nine to accommodate the prospective appointment of each of Barry Baker and Roy F. Coppedge, III or such other designee as Boston Ventures may select. Mr. Baker and Mr. Confer currently serve as consultants to the Company.

   Members of the Board of Directors are elected for one-year terms and until their successors are duly elected and qualified. Executive officers are appointed by the Board of Directors annually to serve for one year-terms and until their successors are duly appointed and qualified.

   David D. Smith has served as President, Chief Executive Officer and Chairman of the Board since September 1990. Prior to that, he served as General Manager of WPTT from 1984, and assumed the financial and engineering responsibility for the Company, including the construction of WTTE in 1984. In 1980, Mr. Smith founded Comark Television, Inc., which applied for and was granted the permit for WPXT-TV in Portland, Maine and which purchased WDSI-TV in Chattanooga, Tennessee. WPXT-TV was sold one year after construction and WDSI-TV was sold two years after its acquisition. From 1978 to 1986, Mr. Smith co-founded and served as an officer and director of Comark Communications, Inc., a company engaged in the manufacture of high power transmitters for UHF television stations. His television career began with WBFF in Baltimore, where he helped in the construction of the station and was in charge of technical maintenance until 1978. David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith are brothers.

   Frederick G. Smith has served as Vice President of the Company since 1990 and as a Director since 1986. Prior to joining the Company in 1990, Mr. Smith was a surgical dentist engaged in private practice and was employed by Frederick G. Smith, M.S., D.D.S., P.A., a professional corporation of which Mr. Smith was the sole officer, director and stockholder.

   J. Duncan Smith has served as Vice President, Secretary and a Director of the Company since 1988. Prior to that, he worked for Comark Communications, Inc. installing UHF transmitters. In addition, he also worked extensively on the construction of WPTT in Pittsburgh, WTTE in Columbus, WIIB in Bloomington and WTTA in St. Petersburg, as well as on the renovation of the new studio, offices and news facility for WBFF in Baltimore.

   Robert E. Smith has served as Vice President, Secretary and a Director of the Company since 1988. Prior to that, he served as Program Director at WBFF from 1986 to 1988. Prior to that, he assisted in the construction of WTTE and also worked for Comark Communications, Inc. installing UHF transmitters.

   David B. Amy has served as Chief Financial Officer ("CFO") since October of 1994 and prior to his appointment as CFO served as the Controller of the Company beginning in 1986. Before that, he served as the Business Manager for WPTT. Prior to joining the Company in 1984, Mr. Amy was an accounting manager of Penn Athletic Products Company in Pittsburgh, Pennsylvania. Mr. Amy received an MBA degree from the University of Pittsburgh in 1981.

   John T. Quigley has served as a Regional Director of the Company since 1996. As Regional Director, Mr. Quigley is responsible for the Columbus, Cincinnati, Lexington and Oklahoma City markets. Prior to that time, Mr. Quigley served as general manager of WTTE since July 1985. Prior to joining WTTE, Mr. Quigley served in broadcast management positions at WCPO-TV in Cincinnati, Ohio and WPTV-TV in West Palm Beach, Florida.

   Alan B. Frank has served as Regional Director for the Company since May 1994. As Regional Director, Mr. Frank is responsible for the Pittsburgh, Milwaukee, Kansas City and Raleigh-Durham markets. Prior to his appointment to Regional Director, Mr. Frank served as General Manager of WPGH beginning in September 1991.

   Steven M. Marks has served as Regional Director for the Company since October 1994. As Regional Director, Mr. Marks is responsible for the Baltimore, Norfolk, Flint and Birmingham markets. Prior to his appointment as Regional Director, Mr. Marks served as General Manager for WBFF since July 1991. From 1986 until joining WBFF in 1991, Mr. Marks served as General Manager at WTTE. Prior to that time, he was national sales manager for WFLX-TV in West Palm Beach, Florida.

   Frank Quitoni has served as Regional Director since completion of the River City Acquisition. As Regional Director, Mr. Quitoni is responsible for the St. Louis, Sacramento and Asheville/Greenville/Spartanburg markets. Prior to joining the Company, he was Vice President of Operations of River City since 1995. Mr. Quitoni had served as the Director of Operations and Engineering for River City since

1994. Prior thereto Mr. Quitoni served as a consultant to CBS beginning in 1989. Mr. Quitoni was the Director of Olympic Operations for CBS Sports for the 1992 Winter Olympic Games and consulted with CBS for the 1994 Winter Olympic Games. Mr. Quitoni was awarded the Technical Achievement Emmy for the 1992 and 1994 CBS Olympic broadcasts.

   Michael Granados has served as a Regional Director of the Company since July 1996. As a Regional Director, Mr. Granados is responsible for the San Antonio, Indianapolis, Des Moines and Peoria markets. Prior to July 1996, Mr. Granados has served in various positions with the Company and, before the River City Acquisition, with River City. He served as the General Sales Manager of KABB from 1989 to 1993, the Station Manager and Director of Sales of WTTV from 1993 to 1994 and the General Manager of WTTV prior to his appointment as Regional Director in 1996.

   Barry Drake has served as Chief Operating Officer of SCI Radio since completion of the River City Acquisition. Prior to that time he was Chief Operating Officer--Keymarket Radio Division of River City since July 1995. Prior to that he was President and Chief Operating Officer of Keymarket since 1993. From 1988 through 1995, Mr. Drake performed the duties of the President of each of the Keymarket broadcasting entities, with responsibility for three stations located in Houston, St. Louis and Detroit.

   Donna Fuhrman has served as the Vice President/Sales and Marketing of SCI since completion of the River City Acquisition. Prior to joining SCI, Ms. Fuhrman served as the Vice President of Sales and Marketing of River City since 1993. From 1989 to 1993, Ms. Fuhrman served in various sales positions at KDNL-TV in St. Louis, ultimately as General Sales Manager. In 1991, Ms. Fuhrman was appointed to the Sales Advisory Committee for Fox and also serves on the Television Bureau of Advertising's Sales Advisory Committee.

   Delbert R. Parks III has served as the Director of Operations and Engineering of the Company since 1995. Prior to that time, he was Director of Operations for WBFF since 1971. He is responsible for planning, organizing and implementing operational and engineering policies as they relate to television and computer systems. Recently he consolidated the facilities of WLFL and WRDC in Raleigh, NC, as well as the facilities of WBFF and WNUV, Baltimore, where he introduced the concept of disc based playback of commercial material for both stations. Mr. Parks is also a member of the Maryland Army National Guard and commands the 1st Battalion, 175th Infantry (Light).

   Robert E. Quicksilver has served as General Counsel, SCI since completion of the River City Acquisition. Prior to that time he served as General Counsel of River City since September 1994. Prior to joining River City, Mr. Quicksilver was with the law firm of Rosenblum, Goldenhersh, Silverstein and Zafft, P.C. in St. Louis, where he was a partner for six years.

   Mark S. Rotundo has served as Corporate Controller of the Company since 1994. Prior to joining the Company, he served as Controller/CFO of ThermoChem, Inc., a high tech manufacturer of advanced waste to energy systems since 1990. From 1987 to 1990, he served as CFO of Keystone Medical Corporation, a public company engaged in the manufacture of medical diagnostic test devices. Mr. Rotundo was employed by Arthur Andersen & Co.
from 1983 to 1987.

   Michael E. Sileck has served as Vice President/Finance of SCI since completion of the River City Acquisition. Prior to that time he served as the Director of Finance for River City since 1993. Mr. Sileck joined River City in July 1990 as Director of Finance and Business Affairs for KDNL-TV. Prior to joining River City, Mr. Sileck was Director of Finance for Narragansett Television, owner of two network affiliates, from 1989 to 1990. Mr. Sileck has been an active member of BCFM since 1984 and was a charter member of the Television Programming Committee. He was also a Director of the Broadcast Cable Financial Management Association from 1993 to 1996 and Co-Chairman of the Television Programming Committee.

   Patrick Talamantes has served as Director of Corporate Finance since completion of the River City Acquisition. Prior to that time he served as Treasurer for River City since April 1995. From 1991 to 1995, Mr. Talamantes was a Vice President with Chemical Bank, where he completed financings for clients in the cable, broadcasting, publishing and entertainment industries.

   Robert West has served as Director of Programming, SCI since completion of the River City Acquisition. Prior to that time he served as the Director of Programming of the River City television stations since December 1991.

   Basil A. Thomas has served as a Director of the Company since November 1993. He is of counsel to the Baltimore law firm of Thomas & Libowitz, P.A. and has been in the private practice of law since 1983. From 1961 to 1968, Judge Thomas served as an Associate Judge on the Municipal Court of Baltimore City and, from 1968 to 1983, he served as an Associate Judge of the Supreme Bench of Baltimore City. Judge Thomas is a trustee of the University of Baltimore and a member of the American Bar Association and the Maryland State Bar Association. Judge Thomas graduated from the College of William & Mary and received his L.L.B. from the University of Baltimore. Judge Thomas is the father of Steven A. Thomas, a senior attorney and founder of Thomas & Libowitz, counsel to the Company.

   William E. Brock has served as a Director of the Company since July 1995. Mr. Brock served as chairman of The Brock Group from 1989 until January 1994, and presently acts as a consultant. Mr. Brock served as a United States Senator from Tennessee from 1971 to 1977 and as a member of the U.S. House of Representatives from 1962 to 1970. Mr. Brock served as a member of President Reagan's cabinet from 1981 to 1987, as U.S. Trade Representative from 1981 to 1985 and as Secretary of Labor from 1985 to 1987. Mr. Brock was National Chairman of the Republican Party from 1977 to 1981.

   Lawrence E. McCanna has served as a Director of the Company since July 1995. Mr. McCanna has been a partner of the accounting firm of Gross, Mendelsohn & Associates, P.A., since 1972 and has served as its managing partner since 1982. Mr. McCanna has served on various committees of the Maryland Association of Certified Public Accountants and was chairman of the Management of the Accounting Practice Committee. He is also a former member of the Management of an Accounting Practice Committee of the American Institute of Certified Public Accountants. Mr. McCanna is a member of the board of directors of Maryland Special Olympics.

   Barry Baker has been the Chief Executive Officer of River City since 1989, and is the President of the corporate general partner of River City, Better Communications, Inc. ("BCI"). The principal business of both River City and BCI is television and radio broadcasting. In connection with the River City Acquisition, the Company agreed to appoint Mr. Baker Executive Vice President of the Company, and to elect him as a Director at such time as he is eligible to hold those positions under applicable FCC regulations. He currently serves as a consultant to the Company.

   Kerby Confer served as a member of the Board of Representatives and Chief Executive Officer -- Keymarket Radio Division of River City since July 1995. Prior thereto, Mr. Confer served as Chairman of the Board and Chief Executive Officer of Keymarket since its founding in December 1981. Prior to engaging in the acquisition of various radio stations in 1975, Mr. Confer held a number of jobs in the broadcast business, including serving as Managing Partner of a radio station in Annapolis, Maryland from 1969 to 1975. From 1966 to 1969, he hosted a pop music television show on WBAL-TV (Baltimore) and WDCA-TV (Washington, D.C.). Prior thereto, Mr. Confer served as program director or producer/director for radio and television stations owned by Susquehanna Broadcasting and Plough Broadcasting Company, Inc. Mr. Confer currently provides services to the Company and is expected to become Chief Executive Officer of SCI Radio at such time as he is eligible to hold this position under applicable FCC regulations.

   Roy F. Coppedge, III is a general partner of the general partner of each of the Boston Ventures partnerships, limited partnerships primarily involved in the business of investments. In connection with the River City Acquisition, the Company agreed to elect Mr. Coppedge as a Director at such time as he is eligible to hold that position under applicable FCC regulations.

EMPLOYMENT AGREEMENTS

   The Company has entered into an employment agreement with David D. Smith, President and Chief Executive Officer of the Company. David Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termina tion not less than 60 days prior to the expiration of the then current term. The Company's Compensation Committee has approved an increase in Mr. Smith's total compensation to $1,200,000. Mr. Smith is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of (i) a breach by Mr. Smith of any material covenant, promise or agreement contained in the employment agreement; (ii) a dissolution or winding up of the Company; (iii) the disability of Mr. Smith for more than 210 days in any twelve month period (as determined under the employment agreement); or (iv) for cause, which includes conviction of certain crimes, breach of a fiduciary duty to the Company or the stockholders, or repeated failure to exercise or undertake his duties as an officer of the Company (each, a "Termination Event").

   In June 1995, the Company entered into an employment agreement with Frederick
G. Smith, Vice President of the Company. Frederick Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termination not less than 60 days prior to the expiration of the then current term. Under the agreement, Mr. Smith receives a base salary of $260,000 and is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of a Termination Event.

   In June 1995, the Company entered into an employment agreement with J. Duncan Smith, Vice President and Secretary of the Company. J. Duncan Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termination not less than 60 days prior to the expiration of the then current term. Under the agreement, Mr. Smith receives a base salary of $270,000 and is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of a Termination Event.

   In June 1995, the Company entered into an employment agreement with Robert E. Smith, Vice President and Treasurer of the Company. Robert E. Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termi nation not less than 60 days prior to the expiration of the then current term. Under the agreement, Mr. Smith receives a base salary of $250,000 and is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of a Termination Event.

   In connection with the River City Acquisition, the Company entered into an employment agreement (the "Baker Employment Agreement") with Barry Baker pursuant to which Mr. Baker will become President and Chief Executive Officer of SCI and Executive Vice President of the Company at such time as Mr. Baker is able to hold those positions consistent with applicable FCC regulations. Until such time as Mr. Baker is able to become an officer of the Company, he serves as a consultant to the Company pursuant to a consulting agreement and receives compensation that he would be entitled to as an officer under the Baker Employment Agreement. Pursuant to the Baker Employment Agreement, Mr. Baker receives a base salary of approximately $1,056,000 per year, subject to annual increases of 71/2% each year beginning January 1, 1997. Mr. Baker is also entitled to receive a bonus equal to 2% of the amount by which the Broadcast Cash Flow (as defined in the Employment Agreement) of SCI for a year exceeds the Broadcast Cash Flow for the immediately preceding year. Pursuant to the Baker Employment Agreement, Mr. Baker has received options to acquire 1,382,435 shares of the Class A Common Stock (or 3.33% of the common equity of Sinclair determined on a fully diluted basis). The option became exercisable with respect to 50% of the shares upon closing of the River City Acquisition, and becomes exercisable with respect to 25% of the shares on the first anniversary of the closing of the River City Acquisition, and 25% on the second anniversary of the River City Acquisition. The exercise price of the option is approximately $30.11 per share. The term of the Baker Employment Agreement extends  until  May  31,  2001,  and is  automatically  extended  to  the  third anniversary of any Change of Control (as defined). If the Baker Employment Agreement is terminated by the Company other than for Cause (as defined) or by Mr. Baker for good cause (constituting certain occurrences specified in the agreement) then Mr. Baker shall be entitled to a termination payment equal to the amount that would have been paid in base salary for the remainder of the term of the agreement plus bonuses that would be paid for such period based on the average bonus paid to Mr. Baker for the previous three years, and all options shall vest immediately upon such termination. In addition, upon such a termination, Mr. Baker shall have the option to purchase from the Company for the fair market value thereof either (i) all broadcast operations of Sinclair in the St. Louis, Missouri or (at the option of Mr. Baker) the
Asheville-Greenville-Spartanburg, South Carolina DMAs or (ii) all of the Company's radio broadcast operations. Mr. Baker shall also have the right following such a termination to receive quarterly payments (which may be paid either in cash or, at the Company's option, in additional shares of Class A Common Stock) equal to 5.00% of the fair market value (on the date of each payment) of all stock options and common stock issued pursuant to exercise of such stock options or pursuant to payments of this obligation in shares and held by him at the time of such payment (except that the first such payment shall be 3.75% of such value). The fair market value of unexercised options for such purpose shall be equal to the market price of underlying shares less the exercise price of the options. Following a termination of Mr. Baker's employment agreement, the Company shall have the option to purchase the options and shares from Mr. Baker at their market value.

                              CERTAIN TRANSACTIONS

   Since December 31, 1995, the Company has engaged in the following transactions with persons who are, or are members of the immediate family of, directors, persons expected to become a director, officers or beneficial owners of 5% or more of the issued and outstanding Common Stock or with entities in which such persons or certain of their relatives have interests.

   Mr. Baker, who is expected to become an executive officer and director of the Company, Mr. Coppedge, who is expected to become a director of the Company, and Mr. Confer, who is expected to become an executive officer of the Company, are the direct or indirect beneficial owners of equity interests in River City. As described in more detail under "Business -- Broadcasting Acquisition Strategy," the Company acquired certain assets from River City, obtained options to acquire other assets from River City, and entered into an LMA to provide programming services to certain television and radio stations of which River City is the owner of the License Assets.

   The Company is negotiating an agreement with River City pursuant to which River City will provide to the Company news production services with respect to the production of news programming and on air talent on WTTE in Columbus, Ohio. Pursuant to this agreement, River City will provide certain services to the Company in return for a fee that will be negotiated.

   Kerby Confer is the owner of 100% of the common stock of Keymarket of South Carolina, Inc. ("KSC"), and the Company has an option to acquire either (i) all of the assets of KSC for forgiveness of debt in an aggregate principal amount of approximately $7.4 million as of August 22, 1996 plus payment of approximately $1,000,000 less certain adjustments or (ii) all of the stock of KSC from Mr. Confer for $1,000,000 less certain adjustments. In addition, the Company is obligated to pay approximately $248,000 in rent during 1996 on two properties. The Company is required to purchase each of the properties during the term of the applicable lease, for an aggregate purchase price of approximately $1,750,000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

   The Company currently has two classes of Common Stock, each having a par value of $.01 per share, and one class of issued and outstanding Preferred Stock, also with a par value of $.01 per share. Upon completion of the Offering, the Controlling Stockholders, by virtue of their beneficial ownership of 100% of the shares of the Class B Common Stock, with its super voting rights as described below, will retain control over the Company's business and operations.

   The following summary of the Company's capital stock does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, the Company's Amended and Restated Articles of Incorporation (the "Amended Certificate"). The Amended Certificate is an exhibit to the Registration Statement of which this Prospectus is a part and is available as set forth under "Available Information."

   The Amended Certificate authorizes the Company to issue up to 100,000,000 shares of Class A Common Stock, par value $.01 per share, 35,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. There are currently 34,749,981 shares of Common Stock outstanding, consisting of 6,447,300 shares of Class A Common Stock and 28,302,681 shares of Class B Common Stock issued and outstanding, and 1,150,000 shares of Series B Preferred Stock issued and outstanding. The terms of the Series C Preferred Stock have not yet been determined.

COMMON STOCK

   The rights of the holders of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and the right of Class B Common Stock to convert into Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote per share. The holders of the Class B Common Stock are entitled to ten votes per share except as described below. The holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by the general corporation laws of the State of Maryland ("Maryland General Corporation Law"). Except for transfers to a "Permitted Transferee" (generally, related parties of a Controlling Stockholder), any transfer of shares of Class B Common Stock held by any of the Controlling Stockholders will cause such shares to be automatically converted to Class A Common Stock. In addition, if the total number of shares of Common Stock held by the Controlling Stockholders falls to below 10% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be classified as Class A Common Stock. In any merger, consolidation or business combination, the consideration to be received per share by the holders of the Class A Common Stock must be identical to that received by the holders of the Class B Common Stock, except that in any such transaction in which shares of a third party's common stock are distributed in exchange for the Company's Common Stock, such shares may differ as to voting rights to the extent that such voting rights now differ among the classes of Common Stock.

   The holders of Class A Common Stock and Class B Common Stock will vote as a single class, with each share of each class entitled to one vote per share, with respect to any proposed (a) "Going Private" transaction; (b) sale or other disposition of all or substantially all of the Company's assets; (c) sale or transfer which would cause a fundamental change in the nature of the Company's business; or (d) merger or consolidation of the Company in which the holders of the Company's Common Stock will own less than 50% of the Common Stock following such transaction. A "Going Private" transaction is any "Rule 13e-3 transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") between the Company and (i) the Controlling Stockholders, (ii) any affiliate of the Controlling Stockholders, or
(iii) any group of which the Controlling Stockholders are an affiliate or of which the Controlling Stockholders are a member. An "affiliate" is defined as
(i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the Controlling Stockholders;
(ii) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which any of the Controlling Stockholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the Controlling Stockholders has a substantial beneficial interest; (iii) a voting trust or similar arrangement pursuant to which the Controlling Stockholders generally control the vote of the shares of Common Stock held by or subject to any such trust or arrangement; (iv) any other trust or estate in which any of the Controlling Stockholders has a substantial beneficial interest or as to which any of the Controlling Stockholders serves as a trustee or in a similar fiduciary capacity; or (v) any relative or spouse of the Controlling Stockholders or any relative of such spouse who has the same residence as any of the Controlling Stockholders.

   Under Maryland General Corporation Law, the holders of Common Stock are entitled to vote as a separate class with respect to any amendment of the Amended Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

   For a discussion of the effects of disproportionate voting rights upon the holders of the Class A Common Stock, see "Risk Factors -- Voting Rights; Control by Controlling Stockholders."

   Stockholders of the Company have no preemptive rights or other rights to subscribe for additional shares, except that the Class B Common Stock is convertible into Class A Common Stock by the holders thereof. Except as described in the prior sentence, no shares of any class of Common Stock have conversion rights or are subject to redemption. Subject to the rights of any outstanding preferred stock which may be hereafter classified and issued, holders of Common Stock are entitled to receive dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefore and to share, regardless of class, equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. Under the Bank Credit Agreement, the Indentures and certain other debt of the Company, the Company's ability to declare Common Stock dividends is restricted. See "Dividend Policy."

PREFERRED STOCK

   Series B Preferred Stock. As partial consideration for the acquisition of assets from River City, the Company issued 1,150,000 shares of Series A Preferred Stock to River City which has since been converted into 1,150,000 shares of Series B Preferred Stock, and which are convertible into 4,181,818 of the shares of Class A Common Stock registered hereby. Each share of Series B
Preferred Stock has a liquidation preference of $100 (plus all accrued and unpaid dividends through the determination date) and, after payment of this preference, is entitled to share in distributions made to holders of shares of Common Stock. Each holder of a share of Series B Preferred Stock is entitled to receive the amount of liquidating distributions received with respect to approximately 3.64 shares of Common Stock (subject to adjustment) less the amount of the liquidation preference. The liquidation preference of Series B Preferred Stock is payable in preference to Common Stock of the Company, but may rank equal to or below other classes of capital stock of the Company. After a "Trigger Event" (as defined below), the Series B Preferred Stock ranks senior to all classes of capital stock of the Company as to liquidation preference, except that the Company may issue up to $400 million of capital stock ("Senior Securities"), as to which the Series B Preferred Stock will have the same rank. A Trigger Event means the termination of Barry Baker's employment agreement with the Company prior to the expiration of the initial five-year term of his employment agreement (1) by the Company for any reason other than for Cause (as defined in the employment agreement) or (2) by Barry Baker upon the occurrence of certain events described in the employment agreement. See "Management -- Employment Agreements."

   The holders of Series B Preferred Stock do not initially receive dividends, except to the extent that dividends are paid to the holders of Common Stock. A holder of shares of Series B Preferred Stock is entitled to share in any dividends paid to holders of Common Stock, with each share of Series B Preferred Stock allocated the amount of dividends allocated to approximately 3.64 shares of Common Stock (subject to adjustment). In addition, after the occurrence of a Trigger Event, holders of shares of Series B Preferred Stock are entitled to quarterly dividends in the amount of $3.75 per share per quarter for the first year, and in the amount of $5.00 per share per quarter after the first year. Dividends are payable either in cash or in additional shares of Series B Preferred Stock at the rate of $100 per share. Dividends on Series B Preferred Stock are payable in preference to the holders of any other class of capital stock of the Company, except for Senior Securities, which will rank senior to the Series B Preferred Stock as to dividends until a Trigger Event, after which Senior Securities will have the same rank as Series B Preferred Stock as to dividends.

   The Company may redeem shares of Series B Preferred Stock for an amount equal to $100 per share plus any accrued and unpaid dividends at any time beginning 180 days after a Trigger Event, but holders have the right to retain their shares in which case the shares will automatically be converted into shares of Class A Common Stock on the proposed redemption date.

   Each share of Series B Preferred Stock is entitled to approximately 3.64 votes (subject to adjustment) on all matters with respect to which Class A Common Stock has a vote, and the Series B Preferred Stock votes together with the Class A Common Stock as a single class, except that the Series B Preferred Stock is entitled to vote as a separate class (and approval of a majority of such votes is required) on certain matters, including changes in the authorized amount of Series B Preferred Stock and actions affecting the rights of holders of Series B Preferred Stock.

   Shares of Series B Preferred Stock are convertible at any time into shares of Class A Common Stock, with each share of Series B Preferred Stock convertible into approximately 3.64 shares of Class A Common Stock. The conversion rate is subject to adjustment if the Company undertakes a stock split, combination or stock dividend or distribution or if the Company issues Common Stock or securities convertible into Common Stock at a price less than $27.50 per share. Shares of Series B Preferred Stock issued as payment of dividends are not convertible into Class A Common Stock and become void at the time of conversion of a shareholder's other shares of Series B Preferred Stock. All shares of Series B Preferred Stock remaining outstanding on May 31, 2001 (other than shares issued as a dividend) automatically convert into Class A Common Stock on that date.

   Additional Preferred Stock. The Amended Certificate authorizes the Board of Directors to issue, without any further action by the stockholders, additional preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Although the ability of the Board of Directors to designate and issue preferred stock provides desirable flexibility, including the ability to engage in future public offerings to raise additional capital, issuance of preferred stock may have adverse effects on the holders of Common Stock including restrictions on dividends on the Common Stock if dividends on the preferred stock have not been paid; dilution of voting power of the Common Stock to the extent the preferred stock has voting rights; or deferral of participation in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock. In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The Board of Directors, however, is not aware of any pending transactions that would be affected by such issuance.

CERTAIN STATUTORY AND CHARTER PROVISIONS

   The following paragraphs summarize certain provisions of the Maryland General Corporation Laws and the Company's Amended Certificate and by-laws. The summary does not purport to be complete and reference is made to Maryland law and the Company's Amended Certificate and by-laws for complete information.

BUSINESS COMBINATIONS

   Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested
Stockholder  for his shares.  In  addition,  an  Interested  Stockholder  or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five (5) years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a Maryland corporation. It is anticipated that the Company's Board of Directors will exempt from the Maryland statute any business combination with the Controlling Stockholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

CONTROL SHARE ACQUISITIONS

   The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers of the corporation and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third of such shares, (ii) one-third or more but less than a majority of such shares, or (iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

   A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

   Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

   The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or excepted by or pursuant to the articles of incorporation or by-laws of the corporation.

EFFECT OF BUSINESS COMBINATION AND CONTROL SHARE ACQUISITION STATUTES

   The business combination and control share acquisition statutes could have the effect of discouraging offers to acquire any such offer.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS

   The Company's Amended Certificate provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Amended Certificate provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission. This provision would not, in the opinion of the Commission, eliminate or limit the liability of directors and officers under the federal securities laws.

INDEMNIFICATION

   The Company's Amended Certificate and by-laws provide that the Company may advance expenses to its currently acting and its former directors to the fullest extent permitted by Maryland General Corporation Law, and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of an criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify its officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

   The Company has also entered into indemnification agreements with certain officers and directors which provide that the Company shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the final disposition of any claim or proceeding.

FOREIGN OWNERSHIP

   Under the Amended Certificate and to comply with FCC rules and regulations, the Company is not permitted to issue or transfer on its books any of its capital stock to or for the account of any Alien if after giving effect to such issuance or transfer, the capital stock held by or for the account of any alien or aliens would exceed, individually or in the aggregate, 25% of the Company's capital stock at any time outstanding. Pursuant to the Amended Certificate, the Company will have the right to repurchase alien-owned shares at their fair market value to the extent necessary, in the judgment of the Board of Directors, to comply with the alien ownership restrictions. Any issuance or transfer of capital stock in violation of such prohibition will be void and of no force and effect. The Amended Certificate also provides that no Alien or Aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all the shares of capital stock of the Company outstanding and entitled to vote at any time and from time to time. Such percentage, however, is 20% in the case of the Company's subsidiaries which are direct holders of FCC licenses. In addition, the Amended Certificate provides that no Alien shall be qualified to act as an officer of the Company and no more than 25% of the total number of directors of the Company at any time may be Aliens. The Amended Certificate further gives the Board of Directors of the Company all power necessary to administer the above provisions. See "Business -- Licensing and Regulation."

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Company's Class A Common Stock is The First National Bank of Boston.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of Class A Common Stock in the public market could adversely affect the trading price of the Class A Common Stock. The Company currently has outstanding 34,749,981 shares of Common Stock consisting of 6,447,300 shares of Class A Common Stock and 28,302,681 shares of Class B Common Stock. These amounts exclude 5,000,000 shares of Class A Common Stock the Company expects to issue during the fourth quarter of 1996 and the 5,564,253 shares offered pursuant to this Prospectus, all of which will be freely tradeable upon sale. Of the outstanding shares, 6,447,300 shares of Class A Common Stock are freely tradeable without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The Company intends to register under the Securities Act 1,259,238 shares of Class A Common Stock issuable upon exercise of options under the Company's Incentive Stock Option Plan, the Company's Designated Participants Stock Option Plan and the Company's Long Term Incentive Plan.

   The remaining 28,302,681 shares of Common Stock outstanding, consisting of the shares of Class B Common Stock (all of which are convertible at the option of the holder into Class A Common Stock), have not been registered under the Securities Act and will be held by persons who may be considered affiliates of the Company and may therefore be subject to limitations on the volume of shares that can be sold. In general, under Rule 144 as currently in effect, any affiliate is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the same class of Common Stock (approximately 114,423 shares immediately after this Offering in the case of Class A Common Stock), or (ii) the average weekly trading volume of the Class A Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years (as computed under Rule 144) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation and notice provisions of Rule 144.

   Sales of substantial amounts of Common Stock or the perception that such sales could occur may adversely affect the market price of the Class A Common Stock.

                           DESCRIPTION OF INDEBTEDNESS

DESCRIPTION OF BANK CREDIT AGREEMENT

   Since January 1, 1996, the Company, in connection with the River City Acquisition, amended and restated the Bank Credit Agreement. The terms of the Bank Credit Agreement as amended and restated are summarized below. The summary set forth below does not purport to be complete and is qualified in its entirety by reference to the provisions of the Bank Credit Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. In addition, not all indebtedness of the Company is described below, only that that has been incurred since January 1, 1996. The terms of other indebtedness of the Company are set forth in other documents previously filed by the Company with the Commission. See "Available Information" and "Incorporation of Certain Documents by Reference."

   The Company entered into the Bank Credit Agreement with The Chase Manhattan Bank, N.A., as Agent, and certain lenders (collectively, the "Banks"). The Bank Credit Agreement is comprised of three components, consisting of (i) a reducing revolving credit facility in the amount of $250 million (the "Revolving Credit Facility"), (ii) a term loan in the amount of $550 million (the "Tranche A Term Loan"), and (iii) a term loan in the amount of $200 million (the "Tranche B Term Loan" and, together with the Tranche A Term Loan, the "Term Loans"). Beginning March 31, 1999, the commitment under the Revolving Credit Facility is subject to mandatory quarterly reductions to the following percentages of the initial amount: 90% at December 31, 1999, 80% at December 31, 2000, 65% at December 31, 2001, 50% at

December 31, 2002 and 0% at November 30, 2003. The Term Loans are required to be repaid by the Company in equal quarterly installments beginning on December 31, 1996 and ending on December 31, 2002 for the Tranche A Term Loan and November 30, 2003 for the Tranche B Term Loan.

   The Company is entitled to prepay the outstanding amounts under the Revolving Credit Facility and the Term Loans subject to certain prepayment conditions and certain notice provisions at any time and from time to time. Partial prepayments of the Term Loans are applied in the inverse order of maturity to the outstanding loans on a pro rata basis. Prepaid amounts of the Term Loans may not be reborrowed. In addition, the Company is required commencing on June 30, 1996, to pay an amount equal to (i) 100% of the net proceeds from the sale of assets (other than in the ordinary course of business), (ii) insurance recoveries and condemnation proceeds not promptly applied toward the repair or replacement of the damaged properties, (iii) 80% of net Equity Issuance (as defined in the Bank Credit Agreement and including the Offering proceeds), net of prior approved uses and certain other exclusions, and (iv) 66 2/3% of Excess Cash Flow (as defined in the Bank Credit Agreement), to the Banks for application first to prepay the Term Loans, pro rata in inverse order of maturity, and then to prepay outstanding amounts under the Revolving Credit Facility with a corresponding reduction in commitment. The proceeds of the Offerings will be used to repay a portion of the amounts due under the Bank Credit Agreement. See "Use of Proceeds."

   In addition to the Revolving Credit Facility and the Term Loans, the Bank Credit Agreement provides that the Banks may, but are not obligated to, loan the Company up to an additional $200 million at any time prior to September 29, 1997 (the "Incremental Facility"). This additional loan, if agreed to by the Agent and a majority of the Banks, would be in the form of a senior secured standby multiple draw term loan. The Incremental Facility would be available to fund the acquisition of WSYX and certain other acquisitions and would be repayable in equal quarterly installments beginning September 30, 1997, with a final maturity date of November 30, 2003.

   The Company's obligations under the Bank Credit Agreement are secured by a pledge of substantially all of the Company's assets, including the stock of all of the Company's subsidiaries. The subsidiaries of the Company other than Cresap Enterprises, Inc., Keyser Investment Group, Inc., Cunningham Communications,
Inc. and Gerstell Development Limited Partnership have guaranteed the obligations of the Company. In addition, all subsidiaries of the Company (other than Cresap Enterprises, Inc.) and Gerstell Development Corporation have pledged, to the extent permitted by law, all of their assets to the Banks. The Company has also agreed to cause the license for each television station, and the licenses of the radio stations in each local market, to be held in a separate, single purpose entity to be 100% owned by the respective station subsidiary. The license subsidiary shares, LMAs and options to acquire License Assets are pledged to the Banks to secure the obligations of the Company under the Bank Credit Agreement.

   Interest on amounts drawn under the Bank Credit Agreement is, at the option of Company, equal to (i) the London Interbank Offered Rate plus a margin of 1.25% to 2.50% for the Revolving Credit Facility and 2.75% for the Term Loans, or (ii) the Base Rate, which equals the Federal Funds Rate plus 1/2 of 1% of the Prime Rate of Chase, plus a margin of zero to 1.25% for the Revolving Credit Facility and 1.75% for the Term Loans. The Company must maintain interest rate hedging arrangements or instruments for at least 50% of the principal amount of the facilities.

   The Bank Credit Agreement contains a number of covenants which restrict the operations of the Company and its subsidiaries, including the ability to: (i) merge, consolidate, acquire or sell assets; (ii) create additional indebtedness or liens; (iii) pay dividends; (iv) enter into certain arrangements with or investments in affiliates; (v) incur corporate expenses in excess of specified limits; and (vi) change the business or ownership of the Company. The Company and its subsidiaries are also prohibited under the Bank Credit Agreement from incurring obligations relating to the acquisition of programming if, as a result of such acquisition, the cash payments on such programming exceed specified amounts set forth in the Bank Credit Agreement.

   In addition, the Company and the subsidiaries are required to meet certain covenants under the Bank Credit Agreement on a consolidated basis, as well as to maintain certain financial ratios, including a total debt ratio, a senior debt ratio, an interest expense ratio and a fixed charges ratio.

   The Events of Default under the Bank Credit Agreement include,  among others:
(i) the failure to pay principal, interest or other amounts when due; (ii) the making of untrue representations and warranties in connection with the Bank Credit Agreement: (iv) a default by the Company or the subsidiaries in the performance of its obligations under the Bank Credit Agreement or certain related security documents; (v) certain events of insolvency or bankruptcy, (vi) the rendering of certain money judgments against the Company or its subsidiaries; (vii) the incurrence of certain liabilities to certain plans governed by the Employee Retirement Income Security Act of 1974; (viii) a change of control or ownership of the Company or its subsidiaries; (ix) the security documents being terminated ceasing to be in full force and effect; (x) any broadcast license (other than a non-material license) being terminated, forfeited or revoked or failing to be renewed for any reason whatsoever or for any reason a subsidiary shall at any time cease to be a licensee under any broadcast license (other than a non-material broadcast license); (xi) any LMA or options to acquire License Assets being terminated for any reason whatsoever;
(xii) any amendment, modification, supplement or waiver of the provisions of the Indenture without the prior written consent of the majority lenders; and (xiii) a payment default on any other indebtedness of the Company if the principal amount of such indebtedness exceeds $5 million.

DESCRIPTION OF NOTES UNDER INDENTURES

   The Notes were issued under Indentures dated December 9, 1993 (the "1993 Indenture")and August 28, 1995 (the "1995 Indenture" and together with the 1993 Indenture, the "Indentures"). Pursuant to the terms of the Indentures, the Notes are guaranteed, jointly and severally, on a senior subordinated unsecured basis by all of the Subsidiaries, except Cresap.

   The 1993 Notes mature on December 15, 2003 and the 1995 Notes mature on September 30, 2005, and are unsecured senior subordinated obligations of the Company. The 1993 Indenture limited the aggregate principal amount of the 1993 Notes to $200.0 million and the 1995 Indenture limited the aggregate principal amount of the 1995 Notes to $300.0 million. The 1993 Notes bear interest at the rate of 10% per annum and are payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1994, and the 1995 Notes bear interest at a rate of 10% per annum and are payable semi-annually on September 30 and March 30 of each year, commencing March 30, 1996.

   The Company issued $200.0 million of the 1993 Notes on December 9, 1993. $100.0 million of these Notes were subsequently redeemed by the Company in March 1994 with proceeds from the sale of the original 1993 Notes that had been held in escrow pending their expected use in connection with certain acquisitions of the Company that were instead financed through drawings under the Bank Credit Agreement. As of the date hereof, $100.0 million of the 1993 Notes remain outstanding. The Company issued $300.0 million of the 1995 Notes on August 28, 1995. As of the date hereof, $300.0 million of the 1995 Notes remain outstanding.

   The 1993 Notes are redeemable in whole or in part prior to maturity at the option of the Company on or after December 15, 1998 at certain redemption prices specified in the 1993 Indenture, and the 1995 Notes are redeemable in whole or in part prior to maturity at the option of the Company on or after September 30, 2000 at certain redemption prices specified in the 1995 Indenture.

   The Notes are general unsecured obligations of the Company and subordinated in right of payment to all senior debt (as defined in the Indentures), including all indebtedness of the Company under the Bank Credit Agreement.

   Upon a change of control (as defined in the Indentures), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount plus accrued interest through the date of repurchase. In addition, the Company will be obligated to offer repurchase Notes at 100% of their principal amount plus accrued interest through the date of repurchase in the event of certain asset sales.

   The Indentures impose certain limitations on the ability of the Company and its Subsidiaries to, among other things, incur additional indebtedness, pay dividends, or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right to the payment of any senior debt and senior in right of payment to the

Notes, incur liens, impose restrictions on the ability of the subsidiary to pay dividends or make any payments to the Company, or merge or consolidate with any other person or sell, assign, transfer, lease convey, or otherwise dispose of all or substantially all of the assets of the Company.

                              SELLING STOCKHOLDERS

   The following table sets forth information as of September 1, 1996 with respect to the beneficial ownership of Class A Common Stock by the Selling Stockholders. Each of the shares offered by this Prospectus is to be issued upon conversion of shares of Series B Preferred Stock of the Company issued to River City in connection with the River City Acquisition.

                                                                                 AMOUNT
           NAME OF              RELATIONSHIP     OWNED PRIOR       AMOUNT         OWNED       % OWNED
         BENEFICIAL                 WITH            TO THE       OFFERED FOR    AFTER THE    AFTER THE
            OWNER                  COMPANY         OFFERING         SALE        OFFERING     OFFERING
- ----------------------------  ---------------- --------------- -------------- ------------ ------------
River City Broadcasting,L.P.
  1215 Cole Street
  St. Louis, Missouri 63106   Stockholder      4,181,818(a)
Barry Baker
  2000 West 41st Street       Stockholder
  Baltimore, Maryland 21211   and Consultant   1,382,435(b)

   (a) As of the date hereof, River City owns 1,150,000 shares of Series B Preferred Stock which are convertible at any time into 4,181,818 shares of Class A Common Stock.

   (b) These shares will be obtained by Mr. Baker upon exercise of options which he currently holds. Options for 691,217.5 shares are currently exercisable; options for 345,608.75 shares will become exercisable on May 31, 1997; and options for 345,608.75 shares will become exercisable on May 31, 1996. In addition, Mr. Baker controls BCI, the general partner of River City, and may be deemed to beneficially own the shares beneficially owned by River City.

                              PLAN OF DISTRIBUTION

   The Selling Stockholders have advised the Company that from time to time they may offer and sell the shares offered by this Prospectus in an underwritten offering, on the over-the-counter market, in privately negotiated transactions, or otherwise, at prices prevailing at the time of sale or related to the then-current market price, or as may be negotiated at the time of sale. The shares may be sold through securities brokers, dealers or banks, and such brokers, dealers or banks may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated. With respect to any particular sale of shares or as otherwise determined by the Company, the Company may prepare a supplement to this Prospectus, which will supplement, supersede or replace, in whole or in part, the information set forth in this Prospectus.

REGISTRATION RIGHTS AGREEMENT

   The shares offered by this Prospectus are subject to a Registration Rights Agreement dated as of May 31, 1996 (the "Registration Rights Agreement") by and among the Company, River City and certain other Registration Rights Holders as are added from to time (together with River City, the "Holders"). The Registration Rights Agreement obligates the Company, at its own expense, to effect a Securities Act registration for shares of the Company's Class A Common Stock (the "Registrable Securities") issued pursuant to the River City Acquisition and related agreements as soon as practicable following the closing of the River City Acquisition. To the extent that the Holders seek to offer at least 1,000,000 shares of Registrable Securities, the Company is required to retain an underwriter selected by such Holders.

   Pursuant to the Registration Rights Agreement, each of the Company and the Holders also has certain piggy-back registration rights to include shares of Class A Common Stock in an underwritten public offering proposed by the other. If any managing underwriter of such an offering advises the

Company and the Holders that the number of Registrable Securities being offered creates a significant risk that the price per share will be adversely affected or that the number of shares is too large to be reasonably sold, then the number of shares offered by the Company or the Holder, whichever is exercising its piggy-back registration rights, will be reduced pro rata in proportion to the number of shares sought to be offered.

   The Registration Rights Agreement also provides that upon the occurrence of a Trigger Event (as defined above in "Description of Capital Stock -- Preferred Stock"), each holder of Class A Common Stock issued upon conversion of such holder's Series B Preferred Stock prior to a Trigger Event shall have the right the exchange its shares of Class A Common Stock back into that number of shares of Series B Preferred Stock for which the Class A Common Stock was exchanged.

                                  LEGAL MATTERS

   The validity of the shares of Class A Common Stock being offered hereby and certain other legal matters regarding the shares of Class A Common Stock will be passed upon for the Company by Thomas & Libowitz, P.A., Baltimore, Maryland, counsel to the Company, and by Wilmer, Cutler & Pickering, Baltimore, Maryland, special securities counsel to the Company. Certain legal matters under the Communications Act and the rules and regulations promulgated thereunder by the FCC will be passed upon for the Company by Fisher Wayland Cooper Leader & Zaragoza L.L.P., Washington. D.C. Basil A. Thomas, a director of the Company, is of counsel to Thomas & Libowitz, P.A.

                                     EXPERTS

   The Consolidated Financial Statements and schedules of the Company as of December 31, 1994 and 1995 and for each of the years ended December 31, 1993, 1994 and 1995, incorporated by reference in this Prospectus and elsewhere in the registration statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of River City Broadcasting, L.P. as of December 31, 1994 and 1995 and for each of the years ended December 31, 1993, 1994 and 1995, incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Paramount Stations Group of Kerrville, Inc. as of December 31, 1994 and August 3, 1995 and for the year ended December 31, 1994 and the period from January 1, 1995 through August 3, 1995, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of KRRT, Inc. as of December 31, 1995 and for the period from July 25, 1995 through December 31, 1995, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of Superior Communications as of December 31, 1994 and 1995 and for each of the years ended December 31, 1994 and 1995, incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of the reports of said firm as experts in accounting and auditing.

   The financial statements of Flint TV, Inc. as of December 31, 1994 and 1995 and for each of the years ended December 31, 1994 and 1995, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of the reports of said firm as experts in giving said reports.

   The financial statements of Cincinnati TV 64 Limited Partnership and of Kansas City TV 62 Limited Partnership as of December 31, 1994 and 1995 and for each of the years ended December 31, 1994 and 1995, incorporated by reference in this Prospectus have been audited by Price Waterhouse LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 75 Park Place, Room 1228, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which is publicly available though the Commission's Web site (http://www.sec.gov). In addition, the Company's Class A Common Stock is listed on the Nasdaq Stock Market's National Market System, and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") with the Commission in Washington, D.C., in accordance with the provision of the Securities Act of 1933 as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission or on EDGAR or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed by the Company with the Commission pursuant to Sections 13(a) and 15(d) of the Exchange Act are incorporated hereby by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996 (as amended); (iii) the Company's proxy statement filed on Schedule 14A on May 30, 1996; and (iv) the Company's Current Report on Form 8-K dated May 17, 1995 (as amended).

   All documents filed by the Company pursuant to Sections 13(a), 13(c) 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Class A Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   A copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference into any such document) will be provided without charge to any person to whom a copy of this Prospectus is delivered, upon written or oral request. Requests should be directed to Sinclair Broadcast Group, Inc., Attention: David
B. Amy, Chief Financial Officer, 2000 West 41st Street, Baltimore, Maryland 21211; telephone number (410) 467-5005.

                            GLOSSARY OF DEFINED TERMS

   "ABC" means Capital Cities/ABC, Inc.

   "Amended Certificate" means the Amended and Restated Articles of Incorporation of the Company.

   "Arbitron" means Arbitron, Inc.

   "ATV" means advanced television service.

   "Baker Employment Agreement" means the Employment Agreement dated as of April 10, 1996 by and between Barry Baker and SCI.

   "Bank Credit Agreement" means the Company's credit facility with the Banks dated as of May 31, 1996 consisting of the Revolving Credit Facility and the Term Loans.

   "Banks" means The Chase Manhattan Bank, N.A., as agent under the Bank Credit Agreement and certain lenders named in the Bank Credit Agreement.

   "Boston Ventures" means Boston Ventures IV, Limited Partnership and Boston Ventures IVA, Limited Partnership collectively.

   "Broadcast  Cash  Flow"  means  operating  income  plus  corporate   overhead
expenses,  special  bonuses  paid  to  executive  officers,   non-cash  deferred
compensation, depreciation and amortization, including both tangible and intangible assets and program rights, less cash payment for program rights. Cash program payments represent cash payments made for current program payables and sports rights and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered unusual and non-recurring. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow (i) does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, (ii) is not a measure of financial performance under generally accepted accounting principles and (iii) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   "Broadcast cash flow margin" means broadcast cash flow divided by net broadcast revenues.

   "CBS" means CBS, Inc.

   "CCI" means Cunningham Communications, Inc.

   "Cincinnati/Kansas City Acquisitions" means the Company's acquisition of the assets and liabilities of WSTR-TV (Cincinnati, OH) and KSMO-TV (Kansas City,
MO).

   "Class A Common Stock" means the Company's Class A Common Stock, par value $.01 per share.

   "Class B Common Stock" means the Company's Class B Common Stock, par value $.01 per share.

   "Common Stock" means the Class A Common Stock and the Class B Common
Stock.

   "Columbus Option" means the Company's option to purchase both the Non-License Assets and the License Assets relating to WSYX-TV (ABC), Columbus, OH.

   "Commission" means the Securities and Exchange Commission.

   "Communications Act" means the Communications Act of 1934, as amended.

   "Company" means Sinclair Broadcast Group, Inc. and its wholly-owned subsidiaries.

   "Controlling Shareholders" means David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith.

   "DAB" means digital audio broadcasting.

   "DBS" means direct-to-home broadcast satellite television.

   "Designated Market Area" or "DMA" means one of the 211 generally-recognized television market areas.

   "DOJ" means the United States Justice Department.

   "DTV" means digital television.

   "EDGAR" means the Commission's Electronic Data Gathering, Analysis and Retrieval System.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "FCC" means the Federal Communications Commission.

   "FCN" means the Fox Children's Network.

   "Flint Acquisition" means the Company's acquisition of the assets of WSMH-TV (Flint, Michigan).

   "Fox" means Fox Broadcasting Company.

   "FSFA" means FSF Acquisition Corporation, the parent of the owner and operator of WRDC-TV in Raleigh, Durham, acquired by the Company in August 1994.

   "Gerstell" means Gerstell Development Corporation.

   "Gerstell LP" means Gerstell Development Limited Partnership.

   "Glencairn" means Glencairn, Ltd. and its subsidiaries.

   "Greenville Stations" means the radio stations WFBC-FM, WORD-AM, WFBC-AM, WSPA-AM, WSPA-FM, WOLI-FM, and WOLT-FM located in the Greenville/Spartanburg, South Carolina area.

   "HSR" means the Hart-Scott-Rodino Antitrust Improvements Act, as amended.

   "Incremental Facility" means the loan by the Banks of up to an additional $200.0 million to the Company pursuant to the Bank Credit Agreement at any time prior to September 29, 1997.

   "Indentures" means the indentures relating to the Notes.

   "Independent" means a station that is not affiliated with any of ABC, CBS, NBC, FOX, UPN or Warner Brothers.

   "JSAs" means joint sales agreements pursuant to which an entity has the right, for a fee paid to the owner and operator of a station, to sell substantially all of the commercial advertising on the station.

   "KIG" means Keyser Investment Group.

   "KSC" means Keymarket of South Carolina, Inc.

   "License Assets" means the television and radio station assets essential for broadcasting a television or radio signal in compliance with regulatory guidelines, generally consisting of the FCC license, transmitter, transmission lines, technical equipment, call letters and trademarks, and certain furniture, fixtures and equipment.

   "License Assets Option" means the Company's option to purchase the License Assets of KDNL-TV (ABC), St. Louis, MO; KOVR-TV (CBS), Sacramento, CA; WTTV-TV
(UPN) and WTTK-TV (UPN), Indianapolis, IN; WLOS-TV (ABC), Asheville, NC; WFBC-TV(Ind), Greenville/Spartanburg, South Carolina; KABB-TV(Fox), San
Antonio, TX; and KDSM-TV (Fox), Des Moines, IA.

   "LMAs" means program services agreements, time brokerage agreements or local marketing agreements pursuant to which an entity provides programming services to television or radio stations that are not owned by the entity.

   "Major Networks" means each of ABC, CBS or NBC, singly or collectively.

   "Maryland General Corporation Law" means the general corporation laws of the State of Maryland.

   "MSA" means the Metro Survey Area as defined by Arbitron.

   "NASD" means National Association of Securities Dealers, Inc.

   "MMDS" means multichannel multipoint distribution services.

   "NBC" means the National Broadcasting Company.

   "Nielsen" means the A.C. Nielsen Company Station Index dated May, 1996.

   "1995 Notes" means the Company's 10% Senior Subordinated Notes due in
2005.

   "1996 Act" means the Telecommunications Act of 1996.

   "1993 Notes" means the Company's 10% Senior Subordinated Notes due in
2003.

   "Non-License Assets" means the assets relating to operation of a television or radio station other than License Assets.

   "Notes" means the 1993 Notes and the 1995 Notes.

   "Offering" means the offering of 4,181,818 shares of Class A Common Stock by the Selling Stockholders.

   "Operating cash flow" means broadcast cash flow less corporate expenses and is a commonly used measure of performance for broadcast companies. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

   "Operating cash flow margin" means the operating cash flow divided by net broadcast revenues.

   "Peoria/Bloomington Acquisition" means the acquisition by the Company of the assets of WYZZ-TV on July 1, 1996.

   "Permitted Transferee" means (i) any Controlling Stockholder, (ii) the estate of a Controlling Stockholder, (iii) the spouse or former spouse of a Controlling Stockholder, (iv) any lineal descendant of a Controlling Stockholder, any spouse of any such lineal descendant, a Controlling Stockholder's grandparent, parent, brother or sister, or a Controlling Stockholder's spouse's brother or sister,
(v) any guardian or custodian (including a custodian for purposes of the Uniform Gift to Minors Act or Uniform Transfers to Minors Act) for, or any conservator or other legal representative of, one or more Permitted Transferees, (vi) any trust or savings or retirement account, including an individual retirement account for purposes of federal income tax laws, whether or not involving a trust, principally for the benefit of one or more Permitted Transferees, including any trust in respect of which a Permitted Transferee has any general or special testamentary power of appointment or general or special non-testamentary power of appointment which is limited to any other Permitted Transferee, (vii) the Company, (viii) any employee benefit plan or trust thereunder sponsored by the Company or any of its subsidiaries, (ix) any trust principally for the benefit of one or more of the persons referred to in (i) through (iii) above, (x) any corporation, partnership or other entity if all of the beneficial ownership is held by one or more of the persons referred to in
(i) through (iv) above, and (xi) any broker or dealer in securities, clearing house, bank, trust company, savings and loan association or other financial institution which holds Class B Common Stock for the benefit of a Controlling Stockholder or Permitted Transferee thereof.

   "Revolving Credit Facility" means the reducing revolving credit facility under the Bank Credit Agreement in the principal amount of $250.0 million.

   "River City" means River City Broadcasting, L.P.

   "River City Acquisition" means the Company's acquisition from River City and the owner of KRRT of certain Non-License Assets, options to acquire certain License and Non-License Assets and rights to provide programming or sales and marketing for certain stations, which was completed May 31, 1996.

   "SCI" means Sinclair Communications, Inc., a wholly-owned subsidiary of the Company that will hold all of the broadcast operations of the Company.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Selling Stockholders" means River City and Barry Baker.

   "Senior Securities" means up to $400.0 million of stock that may be issued by the Company, as to which the Series B Preferred Stock will have the same rank.

   "Series A Preferred Stock" means the Company's Series A Exchangeable Preferred Stock, par value $.01, each share of which has been exchanged for a share of the Company's Series B Convertible Preferred Stock.

   "Series B Preferred Stock" means the Company's Series B Convertible Preferred Stock, par value $.01.

   "Series C Preferred Stock" means the Company's Series C Preferred Stock, par value $.01.

   "Sinclair" means Sinclair Broadcast Group, Inc. and its wholly-owned subsidiaries.

   "Stockholder   Affiliates"  means  certain  non-Company   entities  owed  and
controlled by the Controlling Stockholders, including CCI, Gerstell, Gerstell LP and KIG.

   "Stockholders' Agreement" means the stockholders agreement by and among the Controlling Stockholders.

   "Subsidiaries" mean the wholly-owned subsidiaries of Sinclair Broadcast Group, Inc.

   "Superior Acquisition" means the Company's acquisition of the stock of Superior Communications, Inc.

   "TBAs" means time brokerage agreements; see definition of "LMAs."

   "Term Loans" means the Tranche A Term Loan and the Tranche B Term Loan collectively.

   "Tranche A Term Loan" means the term loan under the Bank Credit Agreement in the principal amount of $550.0 million.

   "Tranche B Term Loan" means the term loan under the Bank Credit Agreement in the principal amount of $200.0 million.

   "UHF" means ultra-high frequency.

   "UPN" means United Paramount Television Network Partnership.

   "VHF" means very-high frequency.

   "Voting Agreement" means the voting agreement dated as of April 10, 1996 by and among the Controlling Stockholders, Barry Baker and Boston Ventures.

   "Warner Brothers" means Warner Brothers, Inc.

   No  dealer,  salesperson  or  other
person has been authorized to give any
information    or    to    make    any
representations   other   than   those                  5,564,253 SHARES
contained in this  Prospectus  and, if
given or  made,  such  information  or
representations  must  not  be  relied
upon as having been  authorized by the
Company  or  any   Underwriter.   This
Prospectus   does  not  constitute  an
offer to sell or a solicitation  of an                       [logo]
offer  to buy the  shares  of  Class A
Common   Stock   by   anyone   in  any
jurisdiction  in  which  the  offer or
solicitation is not authorized,  or in
which the  person  making the offer or
solicitation  is not  qualified  to do
so,  or to any  person  to  whom it is                CLASS A COMMON STOCK
unlawful   to  make   such   offer  or
solicitation.  Neither the delivery of
this  Prospectus  nor  any  sale  made
hereunder shall create any implication
that  information  contained herein is
correct as of any time  subsequent  to
this date hereof.                                    ----------------------

           TABLE OF CONTENTS                               PROSPECTUS
                                                        SEPTEMBER , 1996
                              PAGE NO.
                            ----------               ----------------------
Prospectus Summary..................  3
Risk Factors........................ 10
Use of Proceeds..................... 19
Price Range of Common Stock......... 19
Dividend Policy..................... 19
Capitalization...................... 20
Selected Consolidated Financial
  Information....................... 21
Pro Forma Consolidated Financial
  Information....................... 23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..................... 31
Industry Overview................... 38
Business............................ 40
Management.......................... 64
Certain Transactions................ 69
Description of Capital Stock........ 69
Description of Indebtedness......... 75
Selling Stockholders................ 78
Plan of Distribution................ 78
Legal Matters....................... 79
Experts............................. 79
Available Information............... 80

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following are the estimated expenses payable by the Company in connection with the issuance and distribution of the securities being registered other than any underwriting compensation.

                               ITEM                         AMOUNT
          ----------------------------------------------  ---------

          SEC Registration Fee..........................  $ 71,472
          Nasdaq fee....................................    17,500
          Blue Sky fees and expenses....................    20,000
          Printing and engraving expenses...............   200,000
          Legal fees and expenses.......................   275,000
          Accounting fees and expenses..................   125,000
          Transfer agent and registrar fees and
          expenses......................................    10,000
          Miscellaneous fees and expenses...............     6,028
                                                          ---------
            Total.......................................   725,000
                                                          =========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Articles of Amendment and Restatement and By-Laws of the Company state that the Company shall indemnify, and advance expenses to, its directors and officers whether serving the Company or at the request of another entity to the fullest extent permitted by and in accordance with Section 2-418 of the Maryland General Corporation Law. Section 2-418 contains certain provisions which establish that a Maryland corporation may indemnify any director or officer made party to any proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with such proceeding unless it is established that the director's or officer's act or omission was material to the matter giving rise to the proceeding and the director or officer (i) acted in bad faith or with active and deliberate dishonesty; (ii) actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, had reasonable cause to believe that his act was unlawful. However, if the proceeding was one by or in the right of the corporation, indemnification may not be made if the director or officer is adjudged to be liable to the corporation. The statute also provides for indemnification of directors and officers by court order.

   Section 12 of Article II of the Amended By-Laws of Sinclair Broadcast Group, Inc. provides as follows:

   A director shall perform his duties as a director, including his duties as a member of any Committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by:

   (a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

   (b) counsel,  certified  public  accountants,  or other persons as to matters
   which  the  director   reasonably   believes  to  be  within  such   person's
   professional or expert competence; or

   (c) a Committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which Committee the director reasonably believes to merit confidence.

   A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

   The Company has also entered into indemnification agreements with certain officers and directors which provide that the Company shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the disposition of any claim or proceeding.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   Since January 1, 1993 the Registrant has made no unregistered offers or sales of its securities except the issuance of 1,150,000 shares of Series A Preferred Stock in connection with the River City Acquisition. These shares (which were exchanged for a like number of shares of Series B Preferred Stock and are convertible into 4,181,818 shares of Class A Common Stock) were issued in a transaction not involving any public offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

   EXHIBIT
   NUMBER                             DESCRIPTION
- ------------  ------------------------------------------------------------------
4.1           Form  Of  Class  A  Common  Stock  Certificate   (incorporated  by
              reference to the company's registration statement on Form S-1, No.
              33-90682)
5.1*          Form of Opinion  of  Wilmer,  Cutler &  Pickering  (including  the consent of such  firm)  regarding  legality  of  securities  being offered
21.1          Subsidiaries of the Company
23.1          Consent  of Wilmer,  Cutler &  Pickering  (incorporated  herein by reference to Exhibit 5.1 hereto)
23.2          Consent  of Arthur  Andersen  LLP,  independent  certified  public accountants
23.3          Consent of KPMG Peat Marwick  LLP,  independent  certified  public accountants
23.4          Consent of Price  Waterhouse  LLP,  independent  certified  public accountants, relating to financial statements of Kansas City TV 62
              Limited Partnership
23.5          Consent of Price  Waterhouse  LLP,  independent  certified  public accountants,  relating to financial statements of Cincinnati TV 64
              Limited Partnership
23.6          Consent  of  Ernst  &  Young  LLP,  independent  certified  public accountants
23.7          Consent of Barry Baker to be named as a director
23.8          Consent of Roy F. Coppedge, III to be named as a director
24.1          Powers of Attorney  for David D.  Smith,  Frederick  G. Smith,  J.
              Duncan Smith,  Robert E. Smith,  Basil A. Thomas,  William  Brock,
              Lawrence  McCanna  and David B. Amy (see  signature  pages to this
              Registration Statement on Form S-3)

- ----------
   * To be filed by amendment.

   (b) Financial Statement Schedules:

 SCHEDULE
   NUMBER               DESCRIPTION                PAGE NO.
- -----------  --------------------------------      --------
     II       Valuation and Qualifying Accounts       S-3


ITEM 17. UNDERTAKINGS

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from  registration by means of a post-effective  amendment
    any  of  the  securities   being  registered  which  remain  unsold  at  the
    termination of the offering.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, Maryland on the 11th day of September, 1996.

                                 SINCLAIR BROADCAST GROUP, INC.
                                 By: /s/ David D. Smith
                                     --------------------------
                                         David D. Smith
                                         Chief Executive Officer and President

                                POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints David D. Smith and David B. Amy as his or her true and lawful attorneys-in-fact each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

         SIGNATURE                            TITLE                            DATE
- --------------------------  ---------------------------------------- -----------------------
/s/ David D. Smith          Chairman Of The Board,                     September 11, 1996
- -----------------------       Chief Executive Officer,
    David D. Smith            President and Director
                              (Principal executive officer)


/s/ David B. Amy            Chief Financial Officer                    September 11, 1996
- -----------------------       (Principal Financial and Accounting
    David B. Amy              Officer)

/s/ Frederick G. Smith      Director                                   September 11, 1996
- ----------------------
    Frederick G. Smith

/s/ J. Duncan Smith         Director                                   September 11, 1996
- -----------------------
    J. Duncan Smith

                                      II-4



/s/ Robert E. Smith         Director                                   September 11, 1996
- -----------------------
    Robert E. Smith

/s/ Basil A. Thomas         Director                                   September 11, 1996
- -----------------------
    Basil A. Thomas

/s/ William E. Brock        Director                                   September 11, 1996
- -----------------------
    William E. Brock

/s/ Lawrence E. McCanna     Director                                   September 11, 1996
- -----------------------
    Lawrence E. McCanna

                                                                   SCHEDULE II

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                        VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                       BALANCE AT   CHARGED TO    CHARGED                 BALANCE
                                        BEGINNING    COSTS AND   TO OTHER                  AT END
             DESCRIPTION                OF PERIOD    EXPENSES    ACCOUNTS   DEDUCTIONS   OF PERIOD
- ------------------------------------  ------------ ------------ ---------- ------------ -----------
1993 Allowance for doubtful
accounts............................  $472         $255         $  --      $222         $  505
1994 Allowance for doubtful
accounts............................   505          445            --        95            855
1995 Allowance for doubtful
accounts............................   855          978            --       767          1,066

                                EXHIBIT INDEX

   EXHIBIT
   NUMBER                                               DESCRIPTION
- ------------  ----------------------------------------------------------------------------------------------


4.1 Form of Class of A Common Stock Certificate (incorporated by reference to the Company's registration statement on Form S-1, No.
              33-90682)
5.1* Form of Opinion of Wilmer, Cutler & Pickering (including the consent of such firm) regarding legality of securities being offered
21.1          Subsidiaries of the Company
23.1 Consent of Wilmer, Cutler & Pickering (incorporated herein by reference to Exhibit 5.1 hereto)
23.2 Consent of Arthur Anderson LLP, independent certified public accountants
23.3 Consent of KPMG Peat Marwick LLP, independent certified public accountants
23.4 Consent of Price Waterhouse LLP, independent certified public accountants relating to financial statements of Kansas City TV 62
23.5 Limited Partnerships Consent of Price Waterhouse LLP, independent certified public accountants, relating to financial statements of Cincinnati TV 64 Limited Partnership
23.6 Consent of Ernst & Young LLP, independent certified public accountants
23.7          Consent of Barry Baker to be named as a director
23.8          Consent of Roy F. Coppedge, III to be named as a director
24.1          Powers of Attorney  for David D.  Smith,  Frederick  G. Smith,  J.
              Duncan Smith,  Robert E. Smith,  Basil A. Thomas,  William  Brock,
              Lawrence  McCanna  and David B. Amy (see  signature  pages to this
              Registration Statement on Form S-3)

- ------------
   * To be filed by amendment.
